UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2024**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number **001-37386**

FTAI AVIATION LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	**98-1420784**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

415 West 13th Street, 7th Floor	**New York**	**NY**	**10014**
(Address of principal executive offices)			(Zip Code)

(Registrant's telephone number, including area code) **(332) 239-7600**

(Former name, former address and former fiscal year, if changed since last report) **N/A**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of exchange on which registered:
Ordinary shares, $0.01 par value per share	FTAI	The Nasdaq Global Select Market
8.25% Fixed-Rate Reset Series C Cumulative Perpetual Redeemable Preferred Shares	FTAIN	The Nasdaq Global Select Market
9.50% Fixed-Rate Reset Series D Cumulative Perpetual Redeemable Preferred Shares	FTAIM	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting ordinary equity of FTAI Aviation Ltd. held by non-affiliates as of the close of business as of June 30, 2024 was approximately $10.4 billion.

There were 102,550,975 ordinary shares outstanding at February 26, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the registrant's 2025 annual meeting, to be filed within 120 days after the close of the registrant's fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

FTAI AVIATION LTD.
INDEX TO FORM 10-K

PART I

PART II

PART III

PART IV

FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact but instead are based on our present beliefs and assumptions and on information currently available to us. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates," "target," "projects," "contemplates" or the negative version of those words or other comparable words. Any forward-looking statements contained in this report are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, that the future plans, estimates or expectations contemplated by us will be achieved.

Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. The following is a summary of the principal risk factors that make investing in our securities risky and may materially adversely affect our business, financial condition, results of operations and cash flows. This summary should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in Item 1A. "Risk Factors" of this report. We believe that these factors include, but are not limited to:

- changes in economic conditions generally and specifically in our industry sectors, and other risks relating to the global economy, including, but not limited to, the Russia-Ukraine conflict and any related responses or actions by businesses and governments;
- reductions in cash flows received from our assets, as well as contractual limitations on the use of our aviation assets to secure debt for borrowed money;
- our ability to take advantage of acquisition opportunities at favorable prices;
- our ability to realize the anticipated benefits of our strategic initiatives;
- a lack of liquidity surrounding our assets, which could impede our ability to vary our portfolio in an appropriate manner;
- the relative spreads between the yield on the assets we acquire and the cost of financing;
- adverse changes in the financing markets we access affecting our ability to finance our acquisitions;
- customer or lessee defaults on their obligations;
- our ability to renew existing contracts and enter into new contracts with existing or potential lessees;
- the availability and cost of capital for future acquisitions;
- concentration of a particular type of asset or in a particular sector;
- competition within the aviation industry;
- the competitive market for acquisition opportunities;
- risks related to operating through joint ventures, partnerships, consortium arrangements or other collaborations with third parties;
- our ability to successfully integrate acquired businesses;
- obsolescence of our assets or our ability to sell, re-lease or re-charter our assets;
- exposure to uninsurable losses and force majeure events;
- the impact of trade disputes, including the imposition of new or increased tariffs, sanctions or other restrictions, and the legislative/regulatory environment and exposure to increased economic regulation;
- exposure to the oil and gas industry's volatile oil and gas prices;
- difficulties in obtaining effective legal redress in jurisdictions in which we operate with less developed legal systems;
- our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act") and the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act") and the fact that maintaining such exemption imposes limits on our operations;
- our ability to successfully utilize leverage in connection with our investments;
- foreign currency risk and risk management activities;
- effectiveness of our internal control over financial reporting;
- exposure to environmental risks, including natural disasters, increasing environmental legislation and the broader impacts of climate change;
- changes in interest rates and/or credit spreads, as well as the success of any hedging strategy we may undertake in relation to such changes;
- actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our assets;

- our ability to attract and retain highly skilled management and other personnel;

- risks relating to the Company entering into an Internalization Agreement (the "Internalization Agreement") with FIG LLC (the "Former Manager") and the impact on the Company's management functions and business operations;

- volatility in the market price of our shares;

- the inability to pay dividends to our shareholders in the future;

- impacts from our past and future acquisitions, and our ability to successfully integrate acquired assets and assumed liabilities; and

- other risks described in the "Risk Factors" section of this report.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report. The forward-looking statements made in this report relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

PART I

Item 1. Business

Our Company

FTAI Aviation Ltd. (Nasdaq: FTAI) is, a Cayman Islands exempted company, except as otherwise specified, "we", "us", "our", "FTAI", "FTAI Aviation" or "the Company" refer to us and our consolidated subsidiaries.

We own, lease and sell aviation equipment. We also develop and manufacture through a joint venture, and repair and sell, through our maintenance facilities and exclusivity arrangements, aftermarket components for aircraft engines. We target assets that, on a combined basis, generate strong cash flows with potential for earnings growth and asset appreciation. We believe that there is a large number of acquisition opportunities in our markets and that our expertise and business and financing relationships, together with our access to capital, will allow us to take advantage of these opportunities. As of December 31, 2024, we had total consolidated assets of $4.0 billion and total equity of $81.4 million.

As of December 31, 2024, our operations consisted of Aviation Leasing and Aerospace Products. Our Aviation Leasing business acquires assets that are designed to carry cargo or people. Aviation equipment assets are typically long-lived, moveable and leased by us on either operating leases or finance leases to companies that provide transportation services. Our leases generally provide for long-term contractual cash flow with high cash-on-cash yields and include structural protections to mitigate credit risk. Our Aerospace products business develops and manufactures, through a joint venture, and repairs and sells, through our maintenance facilities and exclusivity arrangements, aftermarket components for aircraft engines.

FTAI is the surviving parent company upon completion of the transactions completed in that certain Agreement and Plan of Merger (the "Merger") on November 10, 2022 between Fortress Transportation and Infrastructure Investors LLC and FTAI Aviation Ltd. and certain other parties thereto.

Our business has been, and will continue to be, conducted through FTAI Aviation Holdco Ltd. ("Holdco") for the purpose of acquiring, managing and disposing of transportation and transportation-related equipment assets.

Our Strategy

In general, we seek to own a diverse mix of high-quality aviation assets and equipment that generate predictable cash flows in markets that we believe provide the potential for strong long-term growth and attractive returns on deployed capital. We believe that by investing in a diverse mix of assets, we can select from among the best risk-adjusted investment opportunities.

We take a proactive investment approach by identifying key secular trends as they emerge and then pursuing what we believe are the most compelling opportunities. We look for unique investments, including assets that are distressed or undervalued, or where we believe that we can add value through active management. We consider investments across the size spectrum, including smaller opportunities often overlooked by other investors, particularly where we believe we may be able to grow the investment over time. We believe one of our strengths is our ability to create attractive follow-on investment opportunities and deploy incremental capital within our existing portfolio.

We believe that as owners of aviation assets, we have access to more opportunities and can be a more attractive counterparty to the users of our assets. Our management has significant prior experience, as well as a network of industry relationships, that we believe positions us well to make successful acquisitions and to actively manage and improve operations and cash flows of our existing and newly-acquired assets. These relationships include senior executives at lessors and operators, end users of aviation assets, as well as banks, lenders and other asset owners.

On December 30, 2024, we announced the launch of a Strategic Capital Initiative in collaboration with third-party institutional investors. The first partnership under the initiative (the "2025 Partnership") will focus on acquiring 737NG and A320ceo aircraft.

The Strategic Capital Initiative, and its related partnerships, will allow us to maintain an asset-light business model while the partnerships actively acquire on-lease narrowbody aircraft at scale. We have agreed that the 2025 Partnership, and follow-on partnerships, will be the primary buyer of all future on-lease 737NG and A320ceo aircraft. In addition, the 2025 Partnership has agreed to acquire 46 on-lease narrowbody aircraft from us for an estimated net purchase price of $549 million and has signed an agreement through which our MRE business will exclusively provide replacement aircraft engines and modules for the life of the partnership. We will provide aircraft management services to the 2025 Partnership, and the Company will receive customary, market-based compensation for providing such services. The Company has also committed to make a minority investment in the 2025 Partnership. We expect to provide aircraft management services to, and make minority investments in, future partnerships.

Asset Acquisition Process

Our strategy is to acquire assets that are essential to the transportation of goods and people globally. We seek to acquire assets and businesses that we believe operate in sectors with long-term macroeconomic growth opportunities and that have significant cash flow and upside potential from earnings growth and asset appreciation.

We approach markets and opportunities by first developing an asset acquisition strategy and then pursuing optimal opportunities within that strategy. In addition to relying on our own experience, we source new opportunities through our network of industry relationships in order to find, structure and execute attractive acquisitions. These relationships include senior executives at industry leading operators, end users of the assets as well as banks, lenders and other asset owners. We believe that sourcing assets both globally and through multiple channels will enable us to find the most attractive opportunities. We are selective in the assets we pursue and efficient in the manner in which we pursue them.

Once attractive opportunities are identified, our Company performs detailed due diligence on each of our potential acquisitions. Due diligence on each of our assets always includes a comprehensive review of the asset itself as well as the industry and market dynamics, competitive positioning, and financial and operational performance. Where appropriate, our Company conducts physical inspections, a review of the credit quality of each of our counterparties, the regulatory environment, and a review of all material documentation. In some cases, third-party specialists are hired to physically inspect and/or value the target assets.

We also spend a significant amount of time on structuring our acquisitions to minimize risks while also optimizing expected returns. We employ what we believe to be reasonable amounts of leverage in connection with our acquisitions. In determining the amount of leverage for each acquisition, we consider a number of characteristics, including, but not limited to, the existing cash flow, the length of the lease or contract term, and the specific counterparty.

Internalization of Management

On May 28, 2024, the Company entered into definitive agreements with the Former Manager and Master GP to internalize the Company's management function. As part of the termination of the Management Agreement, the Company (i) agreed to pay the Former Manager (for itself and on behalf of the Master GP, as applicable) $150.0 million (the "Cash Consideration"), the compensation accrued and payable, but not yet paid, under the Management Agreement and the expenses that were reimbursable, but not yet reimbursed, under the Management Agreement; (ii) issued to the Former Manager (for itself and on behalf of the Master GP, as applicable) the Share Consideration; (iii) purchased from Master GP all of its partnership interests in FTAI Aviation Holdco Ltd., a subsidiary of the Company, in exchange for $30 thousand. Following the Internalization, the Company no longer pays management fees or incentive distributions to the Former Manager and Master GP.

In connection with the termination of the Management Agreement, the Company also entered into a Transition Services Agreement with the Former Manager. Under the Transition Services Agreement, the Former Manager is required to continue to provide the services that are reasonably required by the Company to prepare its quarterly and annual financial statements until May 31, 2025. The Company is required to continue to provide the Reverse Services until the later to occur of the dissolution or sale of the entities receiving Reverse Services. The Transition Services Agreement may be terminated earlier (x) by mutual agreement of the parties, (y) by either the Former Manager or the Company in the event of a material breach by the non-terminating party that is not cured within thirty (30) days following written notification thereof, or (z) by the Former Manager if the Company fails to pay any undisputed sum overdue and payable for a period of at least thirty (30) days.

Please refer to Note 13 of our consolidated financial statements included in Item 8 in this Annual Report on Form 10-K for further details regarding our Affiliate Transactions.

Our Portfolio

We own and acquire high quality aviation equipment that is essential for the transportation of goods and people globally. We currently invest across two market sectors: aviation leasing and aerospace products. We target assets that, on a combined basis, generate strong and stable cash flows with the potential for earnings growth and asset appreciation.

Aviation Leasing

As of December 31, 2024, in our Aviation Leasing segment, we own and manage 421 aviation assets, consisting of 109 commercial aircraft and 312 engines, including eight aircraft and seventeen engines that were still located in Russia.

As of December 31, 2024, 94 of our commercial aircraft and 181 of our engines were leased to operators or other third parties. Aviation assets currently off lease are either undergoing repair and/or maintenance, being prepared to go on lease or held in short term storage awaiting a future lease. Our aviation equipment was approximately 76% utilized during the three months ended December 31, 2024, based on the percent of days on-lease in the quarter weighted by the monthly average equity value of our aviation leasing equipment, excluding airframes. Our aircraft currently have a weighted average remaining lease term of 47 months, and our engines currently on-lease have an average remaining lease term of 22 months. The table below provides additional information on the assets in our Aviation Leasing segment:

Aviation Assets	Widebody	Narrowbody	Total
Aircraft			
Assets at January 1, 2024	**5**	**91**	**96**
Purchases	—	50	50
Sales	—	(3)	(3)
Transfers	—	(34)	(34)
Assets at December 31, 2024	**5**	**104**	**109**
Engines			
Assets at January 1, 2024	**32**	**235**	**267**
Purchases	4	134	138
Sales	(13)	(1)	(14)
Transfers	—	(79)	(79)
Assets at December 31, 2024	**23**	**289**	**312**

Aerospace Products

The Aerospace Products segment, through our maintenance facilities, equity method investment and exclusivity arrangements, develops and manufactures, repairs/refurbishes and sells aircraft engines and aftermarket components primarily for the CFM56-7B, CFM56-5B and V2500 commercial aircraft engines. Our engine, module and parts sales are facilitated through a dedicated commercial maintenance program, designed to focus on modular and parts repair and refurbishment of CFM56-7B and CFM56-5B engines. In addition, other serviceable used modules and parts are sold through our exclusive partnership, who is responsible for the teardown, repair, marketing and sales of parts from our CFM56 engine pool. We also hold a 25% interest in the Advanced Engine Repair JV which focuses on developing new cost savings programs for engine repairs.

Asset Management

The Company actively manages and monitors our portfolios of assets on an ongoing basis, and in some cases engages third parties to assist with the management of those assets. Our Company frequently reviews the status of all of our assets, and in the case that any are returning from lease or undergoing repair, outlines our options, which may include the re-lease or sale of that asset. Our Company plays a central role in developing and executing operational, finance and business development strategies. On a periodic basis, our Company discusses the status of our acquired assets with our board of directors.

In some situations, we may acquire assets through a joint venture entity or own a minority position in an investment entity. In such circumstances, we will seek to protect our interests through appropriate levels of board representation, minority protections and other structural enhancements.

We maintain relationships with operators worldwide and, through these relationships, hold direct conversations as to leasing needs and opportunities. Where helpful, we reach out to third parties who assist in leasing our assets. As an example, we partner with Maintenance, Repair and Overhaul ("MRO") facilities in the aviation sector to lease engines and support airlines' fleet management needs.

While we expect to hold our assets for extended periods of time, we continually review our assets to assess whether we should sell or otherwise monetize them. Aspects that will factor into this process include relevant market conditions, the asset's age, lease profile, relative concentration or remaining expected useful life.

Credit Process

We monitor the credit quality of our customers and lessees on an ongoing basis. This monitoring includes interacting with our customers and lessees regularly to monitor collections, review periodic financial statements and discuss their operating performance. Most of our lease agreements are written with conditions that require reporting on the part of our lessees, and we actively reach out to our lessees to maintain contact and monitor their liquidity positions. Furthermore, many of our leases and contractual arrangements include credit enhancement elements that provide us with additional collateral or credit support to strengthen our credit position.

We are subject to concentrations of credit risk with respect to amounts due from customers and lessees. We attempt to limit credit risk by performing ongoing credit evaluations. See "Customers and Lessees."

Customers and Lessees

Our customers and lessees primarily consist of global operators of transportation networks and global industrial companies, including airlines. We maintain ongoing relationships and discussions with our customers and lessees and seek to have consistent dialogue. In addition to helping us monitor the needs and quality of our customers and lessees, we believe these relationships help source additional opportunities and gain insight into attractive opportunities in the aviation sector. A substantial portion of our revenue has historically been derived from a small number of customers and lessees. As of and for the year ended December 31, 2024, no customer or lessee accounted for more than 10% of our revenue or total accounts receivable, net. We derive a significant percentage of our revenue within specific sectors from a limited number of customers and lessees. However, we do not think that we are dependent upon any particular customer or lessee, or that the loss of one or more of them would have a material adverse effect on our business or the relevant segment, because of our ability to re-lease or resell assets at similar terms following the loss of any such lessee or customer. See "Risk Factors-Contractual defaults may adversely affect our business, prospects, financial condition, results of operations and cash flows by decreasing revenues and increasing storage, positioning, collection, recovery and lost equipment expenses."

Competition

The business of acquiring, managing and marketing aviation assets is highly competitive. Market competition for acquisition opportunities includes traditional aviation companies, commercial and investment banks, as well as a growing number of non-traditional participants, such as hedge funds, private equity funds, and other private investors.

Additionally, the markets for our products and services are competitive, and we face competition from a number of sources. These competitors include engine and aircraft parts manufacturers, aircraft and aircraft engine lessors, airline and aircraft services and repair companies, and aircraft spare parts distributors.

We compete with other market participants on the basis of industry knowledge, availability of capital, and deal structuring experience and flexibility, among other things. We believe our Company's experience in the aviation industry, in both leasing and maintenance and our access to capital provide a competitive advantage.

Governmental Regulations

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and noise and emission levels. Under some environmental laws in the United States and certain other countries, strict liability may be imposed on the owners or operators of assets, which could render us liable for environmental and natural resource damages without regard to negligence or fault on our part. We could incur substantial costs, including cleanup costs, fines and third-party claims for property or natural resource damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessee's current or historical operations. While we typically maintain liability insurance coverage and typically require our lessees to provide us with indemnity against certain losses, the insurance coverage is subject to large deductibles, limits on maximum coverage and significant exclusions and may not be sufficient or available to protect against any or all liabilities and such indemnities may not cover or be sufficient to protect us against losses arising from environmental damage. In addition, changes to environmental standards or regulations in the aviation industry, including as a result of executive actions or policies, could limit the economic life of the assets we acquire or reduce their value, and also require us to make significant additional investments in order to maintain compliance.

Sustainability

As part of our strategy, we are focused on supporting the transition to a low-carbon economy and aim to provide sustainable aviation solutions by leveraging our Company's expertise and business and financing relationships, as well as our access to capital. Certain of our current sustainability solutions and investments are highlighted below, and we expect to continue to explore additional sustainability-related opportunities.

Human Capital Management

We had 580 full-time employees as of December 31, 2024. Approximately 68% of our workforce in Canada is covered by collective bargaining agreements. We have not encountered any significant union-related work stoppages and maintain satisfactory relationships with our employees and labor unions. We value our relationship with our employees and place significant emphasis on employee engagement. We have invested substantial time and resources in building our team. Our human capital management objectives include identifying, recruiting, retaining, incentivizing and integrating both existing and new employees. To attract and retain talent, we strive to create an inclusive and safe workplace, offering opportunities for career growth and development, supported by strong compensation and benefits programs.

Insurance

Our leases generally require that our lessees carry physical damage and liability insurance providing primary insurance coverage for loss and damage to our assets as well as for related cargo and third parties while the assets are on lease. In addition, in certain cases, we maintain contingent liability coverage for any claims or losses on our assets while they are on hire or otherwise in the possession of a third-party. Finally, we procure insurance for our assets when they are not on hire or are otherwise under our control.

Conflicts of Interest

Potential conflicts of interest may arise with respect to our decisions regarding how to allocate investment opportunities between us and partnerships in our Strategic Capital Initiative. Allocating investment opportunities appropriately frequently involves significant and subjective judgments. Investors in our Strategic Capital Initiative and our shareholders may perceive conflicts of interest regarding such investment decisions, which could harm our reputation with such investors and our shareholders. See "Risks Related to Our Business-Our Strategic Capital Initiative involves certain risks which could adversely affect our business, prospects, financial condition, results of operations and cash flows."

Where Readers Can Find Additional Information

FTAI Aviation Ltd. is a Cayman Islands exempted company. Our principal executive offices are located at 415 West 13th Street, New York, New York 10014. FTAI Aviation Ltd. files annual, quarterly and current reports, proxy statements and other information required by the Exchange Act, with the SEC. Our SEC filings are available to the public from the SEC's internet site at http://www.sec.gov.

Our internet site is http://www.www.ftaiaviation.com. We will make available free of charge through our internet site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Also posted on our website in the "Investor Center - Corporate Governance" section are charters for our Audit Committee, Compensation Committee, Nominating Committee, as well as our Corporate Governance Guidelines, Code of Ethics for our officers, and our Code of Business Conduct and Ethics governing our directors, officers and employees. Investors and others should note that we use our website to communicate with our investors and the public about the Company, and from time to time we may announce material information through our website. Therefore, we encourage investors, the media and others interested in the Company to monitor and review the information we make available on our website. Information on, or accessible through, our website is not a part of, and is not incorporated into, this report.

Item 1A. Risk Factors

You should carefully consider the following risks and other information in this Form 10-K in evaluating us and our shares. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations or financial condition. The risk factors generally have been separated into the following categories: risks related to our business, risks related to taxation and risks related to the Company's shares. However, these categories do overlap and should not be considered exclusive.

Risks Related to Our Business

Uncertainty relating to macroeconomic conditions, including those that affect the commercial aviation industry, may reduce the demand for our assets, result in non-performance of contracts by our lessees or charterers, limit our ability to obtain additional capital to finance new investments, or have other unforeseen negative effects.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets and commodity price volatility, historically have created difficult operating environments for owners and operators in the aviation industry. As a provider of products and services to the commercial aviation industry, we are greatly affected by the overall economic conditions and other trends that affect our customers and lessees in that industry, including any projected market growth that may not materialize or be sustainable. The commercial aviation industry is historically cyclical and has been negatively affected in the past, and could be negatively affected in future periods, by geopolitical events, natural disasters, pandemics, supply chain disruptions, labor issues, environmental concerns (including climate change), lack of capital, cost inflation, and weak economic conditions. A number of governments have implemented, or are considering implementing, a broad variety of governmental actions or new regulations for the financial markets. In addition, limitations on the availability of capital, higher costs of capital for financing expenditures or the desire to preserve liquidity, may cause our current or prospective customers and lessees to make reductions in future capital budgets and spending.

Further, demand for our assets is related to passenger and cargo traffic growth, which in turn is dependent on general business and economic conditions. Global economic downturns could have an adverse impact on passenger and cargo traffic levels and consequently our customers' and lessees' business, which may in turn result in a significant reduction in revenues, earnings and cash flows, difficulties accessing capital and a deterioration in the value of our assets. We have in the past been exposed to increased credit risk from our customers and lessees and third parties who have obligations to us, which resulted in non-performance of contracts by our customers and lessees and adversely impacted our business, financial condition, results of operations and cash flows. We cannot assure you that similar loss events may not occur in the future.

Instability in geographies where we have assets or where we derive revenue could have a material adverse effect on our business, customers, lessees, operations and financial results.

Economic, civil, military and political uncertainty exists and may increase in regions where we operate and derive our revenue. Various countries in which we operate are experiencing and may continue to experience military action and civil and political unrest. We have assets in the emerging market economies of Eastern Europe, including some assets in Russia. In late February 2022, Russian military forces launched significant military action against Ukraine. The conflict remains ongoing and sustained conflict and disruption in the region is likely. The impact to Russia and Ukraine, as well as actions taken by other countries, including new and stricter export controls and sanctions by Canada, the United Kingdom, the European Union, the U.S. and other countries and organizations against officials, individuals, regions, and industries in Russia and Ukraine, and each country's potential response to such sanctions, tensions and military actions, could have a material adverse effect on our business and delay or prevent us from accessing certain of our assets. We are actively monitoring the security of our remaining assets in the region.

The aviation industry has experienced periods of oversupply during which lease rates and asset values have declined, particularly during economic downturns, and any future oversupply could materially adversely affect our results of operations and cash flows.

The oversupply of a specific asset is likely to depress lease rates for and the value of that type of asset and result in decreased utilization of our assets, and the aviation industry has experienced periods of oversupply during which rates and asset values have declined, particularly during economic downturns. Factors that could lead to such oversupply include, without limitation:

- general demand for the type of assets that we purchase;
- general macroeconomic conditions, including market prices for commodities that our assets may serve;
- geopolitical events, including war, prolonged armed conflict and acts of terrorism;
- outbreaks of communicable diseases and natural disasters;
- governmental regulation;
- interest rates;
- the availability of credit;
- potential reduced cash flows and financial condition, including potential liquidity restraints;
- restructurings and bankruptcies of companies in the industries in which we operate, including our customers and lessees;
- manufacturer production levels and technological innovation;
- manufacturers merging or exiting the industry or ceasing to produce certain asset types;
- retirement and obsolescence of the assets that we own, maintain, repair or exchange; and
- increases in supply levels of assets in the market due to the sale or merging of operating lessors.

These and other related factors are generally outside of our control and could lead to (i) persistence of, or increase in, the oversupply of the types of assets that we acquire, maintain, repair or exchange or (ii) decreased utilization of our assets, either of which could materially adversely affect our results of operations and cash flow.

The aviation industry is heavily regulated, and if we fail to comply with applicable requirements, our results of operations could suffer.

Governmental agencies throughout the world, including the Federal Aviation Administration ("FAA") and Transport Canada, prescribe standards and qualification requirements for aircraft components, including virtually all commercial airline and general aviation products. Specific regulations vary from country to country, although compliance with FAA requirements generally satisfies regulatory requirements in other countries. If any material authorization or approval qualifying us to supply our products is revoked or suspended, then sale of the product would be prohibited by law, which would have an adverse effect on our business, financial condition and results of operations.

The FAA and equivalent regulatory agencies in other jurisdictions in which we operate have increasingly focused on the need to assure that airline industry products are designed with sufficient cybersecurity controls to protect against unauthorized access or other unwanted compromise. A failure to meet these evolving expectations could negatively impact sales into the industry and expose us to legal or contractual liability.

From time to time, the FAA or equivalent regulatory agencies in other countries propose new regulations or changes to existing regulations, which often are more stringent than existing regulations. If such proposals are adopted and enacted, we may incur significant additional costs to achieve compliance, which could have a material adverse effect on our business, financial condition and results of operations.

The retirement or prolonged grounding of commercial aircraft could reduce our revenues and the value of any related inventory.

We sell aircraft components and replacement parts. If aircraft or engines for which we offer aircraft components and replacement parts are retired or grounded for prolonged periods of time and there are fewer aircraft that require these components or parts, our revenues may decline as well as the value of any related inventory.

Contractual defaults may adversely affect our business, prospects, financial condition, results of operations and cash flows by decreasing revenues and increasing storage, positioning, collection, recovery and lost equipment expenses.

The success of our business depends in large part on the success of the operators in the sectors in which we participate. Cash flows from our assets are substantially impacted by our ability to collect compensation and other amounts to be paid in respect of such assets from the lessees with whom we enter into leases or other contractual arrangements with lessees or customers. Inherent in the nature of the leases and other arrangements for the use of such assets is the risk that we may not receive, or may experience delay in realizing, such amounts to be paid. While we target the entry into contracts with credit-worthy counterparties, no assurance can be given that such counterparties will perform their obligations during the term of the leases or other contractual arrangements. In addition, when counterparties default, we may fail to recover all of our assets, and the assets we do recover may be returned in damaged condition or to locations where we will not be able to efficiently lease or sell them. In most cases, we maintain, or require our lessees to maintain, certain insurances to cover the risk of damages or loss of our assets. However, these insurance policies may not be sufficient to protect us against a loss.

Depending on the specific sector, the risk of contractual defaults may be elevated due to excess capacity as a result of oversupply during the most recent economic downturn. We lease assets to our lessees pursuant to fixed-price contracts, and our lessees then seek to utilize those assets to transport goods and provide services. If the price at which our lessees receive for their transportation services decreases as a result of an oversupply in the marketplace, then our lessees may be forced to reduce their prices in order to attract business (which may have an adverse effect on their ability to meet their contractual lease obligations to us), or may seek to renegotiate or terminate their contractual lease arrangements with us to pursue a lower-priced opportunity with another lessor, which may have a direct, adverse effect on us. See "-The industries in which we operate have experienced periods of oversupply during which lease rates and asset values have declined, particularly during economic downturns, and any future oversupply could materially adversely affect our results of operations and cash flows." Any default by a material customer or lessee would have a significant impact on our profitability at the time the customer or lessee defaulted, which could materially adversely affect our operating results and growth prospects. In addition, some of our counterparties may reside in jurisdictions with legal and regulatory regimes that make it difficult and costly to enforce such counterparties' obligations.

We acquire a high concentration of CFM-56 and V2500 engines and related parts and our business, prospects, financial condition, results of operations and cash flows could be adversely affected by changes in market demand or problems specific to that asset or sector.

If we acquire a high concentration of CFM-56 and V2500 engines and related parts and our business and financial results could be adversely affected by sector-specific or asset-specific factors. If the market demand for such engines and related parts declines, it is redesigned or replaced by its manufacturer or it experiences design or technical problems, the value and rates relating to such asset may decline, and we may be unable to lease or sell such engines or related parts on favorable terms, if at all. Any decrease in the value and rates of our assets may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We operate in highly competitive markets.

The markets for our products and services are highly competitive. Market competition for opportunities to acquire aviation assets includes traditional transportation companies, commercial and investment banks, as well as a growing number of non-traditional participants, such as hedge funds, private equity funds and other private investors. Some of these competitors may have access to greater amounts of capital and/or to capital that may be committed for longer periods of time or may have different return thresholds than us, and thus these competitors may have certain advantages not shared by us. In addition, competitors may have incurred, or may in the future incur, leverage to finance their debt investments at levels or on terms more favorable than those available to us. Strong competition for investment opportunities could result in fewer such opportunities for us, as certain of these competitors have established and are establishing investment vehicles that target the same types of assets that we intend to purchase.

Market competition for our Aerospace Products business includes aircraft manufacturers, aircraft component and parts manufacturers, airline and aircraft service companies, companies providing maintenance, repair and overhaul services and aircraft spare parts distributors and redistributors.

Some of our competitors may have longer operating histories, greater financial resources and lower costs of capital than us, and consequently, may be able to compete more effectively in one or more of our target markets. We likely will not always be able to compete successfully with our competitors and competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

The success of our Aerospace Products segment is dependent upon our ability to manage our operational footprint.

We currently perform maintenance, repair and exchange activities at our maintenance facilities. Our maintenance facilities could become unavailable either temporarily or permanently due to labor disruptions at any of our facilities or other circumstances that may be beyond our control, such as geopolitical developments or logistical complications arising from catastrophic and weather-related events.

Potential logistical complications resulting from circumstances beyond our control may include, but are not limited to, power loss, telecommunication and information systems failures, or other internal or external system or service failures, accidents or incidents arising from acts of war, terrorism, cyber-attacks, weather, global climate change, earthquakes, hurricanes, fires, floods, tornadoes, explosions or other natural disasters or pandemics, including public health crises.

If any of these events were to occur at or around any of our facilities, this could result in potential damage to physical assets and we may be unable to shift work to other facilities or to make up for lost work, which could result in a prolonged interruption of our business, significant delays in shipments of products, the loss of sales and customers and large expenses to repair or replace the facility or facilities. We may not have insurance to adequately compensate us for any of these events. If insurance or other risk transfer mechanisms, such as existing disaster recovery and business continuity plans, are insufficient to recover all costs, we could experience a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Certain liens may arise on our assets.

Certain of our assets are currently subject to liens under our third amended and restated revolving credit facility (the "Revolving Credit Facility". In the event of a default under the Revolving Credit Facility, the lenders thereunder would be permitted to take possession of or sell such assets. In addition, our currently owned assets and assets that we purchase in the future may be subject to other liens based on the industry practices relating to such assets. Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our assets, and to the extent our lessees do not comply with their obligations to discharge any liens on the applicable assets, we may find it necessary to pay the claims secured by such liens in order to repossess such assets. Such payments could materially adversely affect our operating results and growth prospects.

The values of our assets may fluctuate due to various factors.

The fair market values of our assets may decrease or increase depending on a number of factors, including the prevailing level of charter or lease rates from time to time, general economic and market conditions affecting our target markets, type and age of assets, supply and demand for assets, competition, new governmental or other regulations and technological advances, all of which could impact our profitability and our ability to lease, develop, operate, or sell such assets. In addition, our assets depreciate as they age and may generate lower revenues and cash flows. We must be able to replace such older, depreciated assets with newer assets, or our ability to maintain or increase our revenues and cash flows will decline. In addition, if we dispose of an asset for a price that is less than the depreciated book value of the asset on our balance sheet or if we determine that an asset's value has been impaired, we will recognize a related charge in our Consolidated Statement of Operations and such charge could be material.

We may not generate a sufficient amount of cash or generate sufficient free cash flow to fund our operations or repay our indebtedness.

As of December 31, 2024, we had $3.4 billion of indebtedness outstanding. Our ability to make payments on our indebtedness depends on our ability to generate cash flow in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we do not generate sufficient free cash flow to satisfy our debt obligations, including interest payments and the payment of principal at maturity, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot provide assurance that any refinancing would be possible, that any assets could be sold, or, if sold, of the timeliness and amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Furthermore, our ability to refinance would depend upon the condition of the finance and credit markets. Our inability to generate sufficient free cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms or on a timely basis, would materially affect our business, financial condition and results of operations.

Our use of joint ventures or partnerships may present unforeseen obstacles or costs.

We have acquired and may in the future acquire interests in certain assets in cooperation with third-party partners or co-investors through jointly-owned acquisition vehicles, joint ventures or other structures. In these co-investment situations, our ability to control the management of such assets depends upon the nature and terms of the joint arrangements with such partners and our relative ownership stake in the asset, each of which will be determined by negotiation at the time of the investment. Such arrangements present risks not present with wholly-owned assets, such as the possibility that a co-investor becomes bankrupt, develops business interests or goals that conflict with our interests and goals in respect of the assets, all of which could materially adversely affect our business, prospects, financial condition, results of operations and cash flows.

In addition, we expect to utilize third-party contractors to perform services and functions related to the operation and leasing of our assets. These functions may include billing, collections, recovery and asset monitoring. Because we do not directly control these third parties, there can be no assurance that the services they provide will be delivered at a level commensurate with our expectations, or at all. The failure of any such third-party contractors to perform in accordance with our expectations could materially adversely affect our business, prospects, financial condition, results of operations and cash flows.

Our Strategic Capital Initiative involves certain risks which could adversely affect our business, prospects, financial condition, results of operations and cash flows.

On December 30, 2024, we announced the launch of a Strategic Capital Initiative in collaboration with third-party institutional investors. The first partnership under the initiative (the "2025 Partnership") will focus on acquiring 737NG and A320ceo aircraft. The Strategic Capital Initiative, and its related partnerships, will allow us to maintain an asset-light business model while the partnerships actively acquire on-lease narrowbody aircraft at scale. We have agreed that the 2025 Partnership, and follow-on partnerships, will be the primary buyer of on-lease 737NG and A320ceo aircraft. We will provide aircraft management services to the 2025 Partnership, and the Company will receive customary, market-based compensation for providing such services. The Company has also committed to make a minority investment in the 2025 Partnership. We expect to provide aircraft management services to, and make minority investments in, future partnerships. Our Strategic Capital Initiative is subject to certain risks, which include, but are not limited to:

- *Market Risk*. Difficult market conditions may adversely affect our Strategic Capital Initiative in many ways, including by negatively impacting the 2025 Partnership and future partnerships' ability to raise or deploy capital, lowering management fee income and incentive income, increasing the cost of financial instruments and executing transactions and adversely affecting the performance of the partnerships' investments. In addition, market or idiosyncratic factors may make it difficult to raise new capital from investors into the Strategic Capital Initiative. Any of these circumstances could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

- *Liquidity Risk*. Our Strategic Capital Initiative may invest in relatively high-risk, illiquid assets and may fail to realize any profits from these activities for a considerable period of time, if at all.

- *Valuation Risk*. Valuation methodologies for certain assets held by our Strategic Capital Initiative are subject to significant subjectivity and the values established pursuant to such methodologies may never be realized, which could result in significant losses from our Strategic Capital Initiative.

- *Key Personnel Risk*. Our business and financial condition may be materially adversely impacted by the loss of any of the key investment professionals involved in our Strategic Capital Initiative. Our ability to retain and attract investment professionals is critical to the success and growth of our Strategic Capital Initiative. In addition, evaluating transactions for our Strategic Capital Initiative may divert the time and attention of our management from other parts of our business.

- *Litigation Risk*. One of our subsidiaries is the general partner of the 2025 Partnership and we expect to serve as general partner of future partnerships. As general partner, we may be subject to the risk of litigation by third parties, including investors in our Strategic Capital Initiative dissatisfied with our management of the Strategic Capital Initiative or the performance thereof.

- *Allocation and Conflicts of Interest Risk*. We have agreed that the 2025 Partnership, and follow-on partnerships, will be the primary buyer of on-lease 737NG and A320ceo aircraft. In the future, we may agree to allocate buying opportunities for certain assets to other partnerships. In addition, potential conflicts of interest may arise with respect to our decisions regarding how to allocate investment opportunities between us and partnerships in our Strategic Capital Initiative. Allocating investment opportunities appropriately frequently involves significant and subjective judgments. Investors in our Strategic Capital Initiative and our shareholders may perceive conflicts of interest regarding such investment decisions, which could harm our reputation with such investors and our shareholders.

- *Leverage Risk*. Our Strategic Capital Initiative expects to use leverage in investments, which could materially adversely affect its ability to achieve positive rates of return on those investments. The use of leverage poses a significant degree of risk, including by significantly increasing the risk of loss associated with leveraged investments that decline in value, and enhances the possibility of a significant loss in the value of the investments made by our Strategic Capital Initiative.

- *Risks of loss related to our investment*. We agreed to make a minority investments in the 2025 Partnership and expect to make minority investments in future partnerships. Our investment is subject to the risk of loss if the 2025 Partnership and future partnership do not perform well. In addition, we will receive management and incentive fees for the services we provide to the 2025 Partnership and expect to perform for future partnerships. If the 2025 Partnership and future partnerships are not successful, that will have an adverse affect on our results of operations and cash flows.

- *Regulatory Risk*. Tariffs, sanctions and other restrictions imposed by the U.S. government, and the potential for further regulatory changes, may create regulatory uncertainty and adversely affect the investment strategies and the profitability of the 2025 Partnership and future partnerships. In addition, changes in laws or regulations could affect our ability to continue to execute on our Strategic Capital Initiative in a manner that does not require us or any of our subsidiaries to register as an investment company under the Investment Company Act or as an investment adviser under the Investment Advisers Act.

- *Diligence Risk.* The due diligence process that our Strategic Capital Initiative undertakes in connection with its investments may not reveal all facts that may be relevant in connection with making an investment.

- *Hedging and Risk Management.* Risk management activities may materially adversely affect the return on our Strategic Capital Initiative's investments. When managing our Strategic Capital Initiative's exposure to market risks, we may from time to time use hedging strategies, and if our risk management processes and systems are ineffective, we may be exposed to material unanticipated losses.

The partnerships in our Strategic Capital Initiative and its investments may be subject to numerous additional risks, which we may not be able to foresee or anticipate. Many of these factors are outside of our control and any one of them could result in a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We are subject to the risks and costs of obsolescence of our assets.

Technological and other improvements expose us to the risk that certain of our assets may become technologically or commercially obsolete. For example, as manufacturers introduce technological innovations and new types of aircraft and engines, our engines and related parts could become less desirable to potential lessees and maintenance and repair customers. Such technological innovations may increase the rate of obsolescence of existing aircraft and our engines faster than currently anticipated by us. It could also adversely affect the performance of our maintenance facilities if they are not able to perform the required maintenance and repairs or necessitate us to invest significant capital to upgrade our facilities. In addition, the imposition of increased regulation regarding stringent noise or emissions restrictions may make some of our aircraft and engines less desirable and less valuable in the marketplace. Any of these risks may adversely affect our ability to lease or sell our aircraft, engines and related parts and conduct maintenance, repair and exchanges on favorable terms, if at all, which could materially adversely affect our operating results and growth prospects.

The inability to obtain certain components from suppliers could harm our business.

Our business is affected by the availability and price of the component parts that we use to maintain or repair our engines or for our partners to manufacture products. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers' ability to adjust delivery of long-lead time products during times of volatile demand. The supply chains for our business could also be disrupted by external events such as natural disasters, extreme weather events, pandemics, labor disputes, governmental actions such as tariffs and legislative or regulatory changes. As a result, our suppliers may fail to perform according to specifications when required and we may be unable to identify alternate suppliers or to otherwise mitigate the consequences of their non-performance.

Transitions to new suppliers may lead to significant costs and delays, particularly due to the recertification of newly supplied parts, as required by our customers, lessees, and/or regulatory agencies. Our inability to fill our supply needs could jeopardize our ability to fulfill obligations under contracts, which could result in reduced revenues and profits, contract penalties or terminations, and damage to lessee and customer relationships. Further, increased costs of such components could reduce our profits if we were unable to pass along such price in-creases to our customers and lessees.

We could be negatively impacted by environmental, social, and governance (ESG) and sustainability-related matters.

Governments, investors, customers, lessees, employees and other stakeholders are increasingly focusing on corporate ESG practices and disclosures, and expectations in this area are rapidly evolving. We have announced, and may in the future announce, sustainability-focused investments, partnerships and other initiatives and goals. These initiatives, aspirations, targets or objectives reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our efforts to accomplish and accurately report on these initiatives and goals present numerous operational, regulatory, reputational, financial, legal, and other risks, any of which could have a material negative impact, including on our reputation and stock price.

In addition, the standards for tracking and reporting on ESG matters are relatively new, have not been harmonized and continue to evolve. Our selection of disclosure frameworks that seek to align with various voluntary reporting standards may change from time to time and may result in a lack of comparative data from period to period. Moreover, our processes and controls may not always align with evolving voluntary standards for identifying, measuring, and reporting ESG metrics, our interpretation of reporting standards may differ from those of others, and such standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals. In this regard, the criteria by which our ESG practices and disclosures are assessed may change due to the quickly evolving landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. The increasing attention to corporate ESG initiatives could also result in increased investigations and litigation or threats thereof. If we are unable to satisfy such new criteria, investors may conclude that our ESG and sustainability practices are inadequate. If we fail or are perceived to have failed to achieve previously announced initiatives or goals or to accurately disclose our progress on such initiatives or goals, our reputation, business, financial condition and results of operations could be adversely impacted.

Our assets generally require routine maintenance, and we may be exposed to unforeseen maintenance costs.

We may be exposed to unforeseen maintenance costs for our assets associated with a lessee's or charterer's failure to properly maintain the asset. We enter into leases with respect to some of our assets pursuant to which the lessees are primarily responsible for many obligations, which generally include complying with all governmental requirements applicable to the lessee or charterer, including operational, maintenance, government agency oversight, registration requirements and other applicable directives. Failure of a lessee or charterer to perform required maintenance during the term of a lease or charter could result in a decrease in value of an asset, an inability to re-lease or charter an asset at favorable rates, if at all, or a potential inability to utilize an asset. Maintenance failures would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease or charter; such costs to restore the asset to an acceptable condition prior to re-leasing, charter or sale could be substantial. Any failure by our lessees to meet their obligations to perform required scheduled maintenance or our inability to maintain our assets could materially adversely affect our business, prospects, financial condition, results of operations and cash flows.

Our customers and lessees operate in highly regulated industries and changes in laws or regulations, including laws with respect to international trade, may adversely affect our ability to lease or sell our assets.

Our customers and lessees operate in highly regulated industries such as aviation. A number of our contractual arrangements - for example, our leasing aircraft engines to third-party operators-require the operator (our lessee) to obtain specific governmental or regulatory licenses, consents or approvals. These include consents for certain payments under such arrangements and for the export, import or re-export of the related assets. Failure by our lessee or, in certain circumstances, by us, to obtain certain licenses and approvals could negatively affect our ability to conduct our business. In addition, the shipment of goods, services and technology across international borders subjects the operation of our assets to international trade laws and regulations. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. If any such regulations or sanctions affect the asset operators that are our customers, lessees, our business, prospects, financial condition, results of operations and cash flows may be materially adversely affected.

We may not be able to renew or obtain new or favorable leases, which could adversely affect our business, prospects, financial condition, results of operations and cash flows.

Our ability to renew existing leases or obtain new leases will also depend on prevailing market conditions, and upon expiration of the contracts governing the leasing of the applicable assets, we may be exposed to increased volatility in terms of rates and contract provisions. For example, our lessees may reduce their activity levels or seek to terminate or renegotiate their leases with us. If we are not able to renew or obtain new leases in direct continuation, or if new leases are entered into at rates substantially below the existing rates or on terms otherwise less favorable compared to existing contractual terms, or if we are unable to sell assets for which we are unable to obtain new contracts or leases, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Litigation to enforce our contracts and recover our assets has inherent uncertainties that are increased by the location of our assets in jurisdictions that have less developed legal systems.

While some of our contractual arrangements are governed by New York law and provide for the non-exclusive jurisdiction of the courts located in the state of New York, our ability to enforce our counterparties' obligations under such contractual arrangements is subject to applicable laws in the jurisdiction in which enforcement is sought. While some of our existing assets are used in specific jurisdictions, transportation and aviation assets by their nature generally move throughout multiple jurisdictions in the ordinary course of business. As a result, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. Litigation and enforcement proceedings have inherent uncertainties in any jurisdiction and are expensive. These uncertainties are enhanced in countries that have less developed legal systems where the interpretation of laws and regulations is not consistent, may be influenced by factors other than legal merits and may be cumbersome, time-consuming and even more expensive. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions whose laws do not confer the same security interests and rights to creditors and lessors as those in the United States and where the legal system is not as well developed. As a result, the remedies available and the relative success and expedience of collection and enforcement proceedings with respect to the owned assets in various jurisdictions cannot be predicted. To the extent more of our business shifts to areas outside of the United States and Europe, such as Asia and the Middle East, it may become more difficult and expensive to enforce our rights and recover our assets.

Our international operations involve additional risks, which could adversely affect our business, prospects, financial condition, results of operations and cash flows.

We and our customers and lessees operate in various regions throughout the world. As a result, we may, directly or indirectly, be exposed to political and other uncertainties, including risks of:

- terrorist acts, armed hostilities, war and civil disturbances;
- acts of piracy;
- potential cybersecurity attacks;
- significant governmental influence over many aspects of local economies;
- seizure, nationalization or expropriation of property or equipment;
- repudiation, nullification, modification or renegotiation of contracts;
- limitations on insurance coverage, such as war risk coverage, in certain areas;
- political unrest;
- foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

- the inability to repatriate income or capital;

- complications associated with repairing and replacing equipment in remote locations;

- import-export quotas, wage and price controls, imposition of trade barriers;

- U.S. and foreign sanctions or trade embargoes;

- restrictions on the transfer of funds into or out of countries in which we operate;

- compliance with U.S. Treasury sanctions regulations restricting doing business with certain nations or specially designated nationals;

- regulatory or financial requirements to comply with foreign bureaucratic actions;

- compliance with applicable anti-corruption laws and regulations;

- changing taxation policies, including confiscatory taxation;

- other forms of government regulation and economic conditions that are beyond our control; and

- governmental corruption.

Any of these or other risks could adversely impact our customers' and lessees' international operations which could materially adversely impact our operating results and growth opportunities.

We may make acquisitions in emerging markets throughout the world, and investments in emerging markets are subject to greater risks than developed markets and could adversely affect our business, prospects, financial condition, results of operations and cash flows.

To the extent that we acquire assets in emerging markets-which we may do throughout the world-additional risks may be encountered that could adversely affect our business. Emerging market countries have less developed economies and infrastructure and are often more vulnerable to economic and geopolitical challenges and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. In addition, the currencies in which investments are denominated may be unstable, may be subject to significant depreciation and may not be freely convertible or may be subject to the imposition of other monetary or fiscal controls and restrictions.

Emerging markets are still in relatively early stages of their development and accordingly may not be highly or efficiently regulated. Moreover, emerging markets tend to be shallower and less liquid than more established markets which may adversely affect our ability to realize profits from our assets in emerging markets when we desire to do so or receive what we perceive to be their fair value in the event of a realization. In some cases, a market for realizing profits from an investment may not exist locally. In addition, issuers based in emerging markets are not generally subject to uniform accounting and financial reporting standards, practices and requirements comparable to those applicable to issuers based in more developed countries, thereby potentially increasing the risk of fraud and other deceptive practices. Settlement of transactions may be subject to greater delay and administrative uncertainties than in developed markets and less complete and reliable financial and other information may be available to investors in emerging markets than in developed markets. In addition, economic instability in emerging markets could adversely affect the value of our assets subject to leases in such countries, or the ability of our lessees, which operate in these markets, to meet their contractual obligations. As a result, lessees that operate in emerging market countries may be more likely to default under their contractual obligations than those that operate in developed countries. Liquidity and volatility limitations in these markets may also adversely affect our ability to dispose of our assets at the best price available or in a timely manner.

As we have and may continue to acquire assets located in emerging markets throughout the world, we may be exposed to any one or a combination of these risks, which could adversely affect our operating results.

We are actively evaluating potential acquisitions of assets and operating companies in other aviation sectors which could result in additional risks and uncertainties for our business and unexpected regulatory compliance costs.

While our existing portfolio primarily consists of assets in the aviation sector, we are actively evaluating potential acquisitions of assets and operating companies in sectors of the aviation market in which we do not currently operate and we plan to be flexible as other attractive opportunities arise over time. To the extent we make acquisitions in other sectors, we will face numerous risks and uncertainties, including risks associated with the required investment of capital and other resources and with combining or integrating operational and management systems and controls. Entry into certain lines of business may subject us to new laws and regulations and may lead to increased litigation and regulatory risk. Many types of transportation assets, including certain aviation assets, are subject to registration requirements by U.S. governmental agencies, as well as foreign governments if such assets are to be used outside of the United States. Failing to register the assets, or losing such registration, could result in substantial penalties, forced liquidation of the assets and/or the inability to operate and, if applicable, lease the assets. We may need to incur significant costs to comply with the laws and regulations applicable to any such new acquisition. The failure to comply with these laws and regulations could cause us to incur significant costs, fines or penalties or require the assets to be removed from service for a period of time resulting in reduced income from these assets. In addition, if our acquisitions in other sectors produce insufficient revenues, or produce investment losses, or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected, and our reputation and business may be harmed.

Implementing new or expanded platforms, products and services and keeping pace with technological or process developments in our industries may require significant capital and operational risk.

The commercial and business aviation industries are constantly undergoing development and change, and it is likely that new products, platforms, equipment, digital tools and methods which are more advanced, will be introduced in the future. We may need to make significant expenditures to fund and implement new or expanded platforms and purchase new equipment.

New or expanded platforms with new technologies typically carry risks associated with design responsibility, development of new production tools, hiring and training of qualified personnel, increased capital and funding commitments, ability to meet customer specifications, delivery schedules and unique contractual requirements, supplier performance, subcontractor performance, ability of the lessee to meet its contractual obligations to us, and our ability to accurately estimate costs associated with such platforms. We may face financial risks in connection with new or expanded platforms or technologies if we are not able to reduce the costs of these products over time, through experience and other measures, including the introduction of new designs, technologies, manufacturing methods and suppliers. In addition, any new or expanded platform may not generate sufficient demand or may experience technological problems or significant delays in the regulatory certification or manufacturing and delivery schedule. If we were unable to perform our obligations under new or expanded platforms to the customer's satisfaction or expectations or manufacture products at our estimated costs, if we were to experience unexpected fluctuations in raw material prices or other fluctuations in supplier costs leading to cost overruns, if we were unable to successfully perform under revised design and manufacturing plans or successfully and equitably resolve claims and assertions, or if a new or expanded platform in which we had made a significant investment was terminated or experienced weak demand, delays or technological problems, our business, financial condition and results of operations could be adversely affected. This risk includes the potential for default, quality problems or failure to meet contractual requirements and could result in low margin or forward loss contracts, and the risk of having to write-off inventory or contract assets if they were deemed to be unrecoverable over the life of the platform. In addition, beginning new work on existing platforms carries risks associated with the transfer of technology, knowledge and tooling. Any of the foregoing risks or expenditures could adversely affect our business, results of operations and financial condition.

To perform on new or expanded platforms, we may be required to construct or acquire new facilities, requiring additional up-front investment costs. In the case of significant platform delays and/or platform cancellations, we could be required to bear certain unrecoverable construction and maintenance costs and incur potential impairment charges for the new facilities. We also may need to expend additional resources to determine an alternate revenue generating use for the facilities. Likewise, significant delays in the construction or acquisition of a plant site could impact production schedules.

In addition, we may need to make significant expenditures to keep pace with new technological or process developments in our industries. Technological development and expenditures pose a number of challenges and risks, including the following:

- we may not be able to successfully protect the proprietary interests we have in our aftermarket services and component and accessory repair processes;

- we may need to expend significant capital to (i) purchase new equipment and machines, (ii) train employees in new methods of servicing engines, components or parts and (iii) fund the research and development of new platforms; and

- development by our competitors of patents or methodologies that preclude us from providing aftermarket services could adversely affect our business, financial condition and results of operations.

In addition, we may not be able to successfully develop new products, equipment or methods of repair and overhaul service, and the failure to do so could adversely affect our business, financial condition and results of operations.

The agreements governing our indebtedness place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.

The agreements governing our indebtedness, including, but not limited to, the indentures governing our senior unsecured notes due 2028, 2030, 2031, 2032 and 2033 ("Senior Notes") and (the Revolving Credit Facility), contain covenants that place restrictions on us and our subsidiaries. The indentures governing our Senior Notes and the Revolving Credit Facility restrict among other things, our and certain of our subsidiaries' ability to:

- merge, consolidate or transfer all, or substantially all, of our assets;
- incur additional debt or issue preferred shares;
- make certain investments or acquisitions;
- create liens on our or our subsidiaries' assets;
- sell assets;
- make distributions on or repurchase our shares;
- enter into transactions with affiliates; and
- create dividend restrictions and other payment restrictions that affect our subsidiaries.

These covenants could impair our ability to grow our business, take advantage of attractive business opportunities, pay dividends on our ordinary shares or successfully compete. A breach of any of these covenants could result in an event of default. Cross-default provisions in our debt agreements could cause an event of default under one debt agreement to trigger an event of default under our other debt agreements. Upon the occurrence of an event of default under any of our debt agreements, the lenders or holders thereof could elect to declare all outstanding debt under such agreements to be immediately due and payable.

We may not realize some or all of the targeted benefits of the Internalization.

In connection with the Internalization, we entered into a Transition Services Agreement with the Former Manager. Under the Transition Services Agreement, the Former Manager is required to continue to provide the Company and its affiliates with certain Services for a transition period during which the Company will procure replacements for the Services. The Services are provided to the Company for a fee equal to the Former Manager's cost of providing the Services, including the allocated cost of, among other things, overhead, employee wages and compensation, rent and related real estate expenses and actually incurred out-of-pocket expenses, plus a mark-up of ten percent (10%). The Company is required to use commercially reasonable efforts to make available to the Former Manager certain employees of the Company who were previously employees of the Former Manager to provide the Reverse Services, subject to certain exceptions. The Former Manager is required to continue to provide the services that are reasonably required by the Company to prepare its quarterly and annual financial statements until May 31, 2025. The Company is required to continue to provide the Reverse Services until the later to occur of the dissolution or sale of the entities receiving Reverse Services. The Transition Services Agreement may be terminated earlier (x) by mutual agreement of the parties, (y) by either the Former Manager or the Company in the event of a material breach by the non-terminating party that is not cured within thirty (30) days following written notification thereof, or (z) by the Former Manager if the Company fails to pay any undisputed sum overdue and payable for a period of at least thirty (30) days. The failure to effectively complete the transition of these services to a fully internal basis, efficiently manage the transition with the Former Manager or find adequate internal replacements for these services, could impede our ability to achieve the targeted cost savings of the Internalization and adversely affect our operations. In addition, complexities arising from the Internalization could increase our overhead costs and detract from management's ability to focus on operating our business. There can be no assurance we will be able to realize the expected cost savings of the Internalization.

We are reliant on certain transition services provided by the Former Manager under the Transition Services Agreement, and may not find a suitable provider for these transition services if the Former Manager no longer provides the transition services to which we are entitled under the Transition Services Agreement.

We remain reliant on the Former Manager during the period of the Transition Services Agreement, and the loss of these transition services could adversely affect our operations. We are subject to the risk that the Former Manager will default on its obligation to provide the transition services to which we are entitled under the Transition Services Agreement, or that we or the Former Manager will terminate the Transition Services Agreement pursuant to its termination provisions, and that we will not be able to find a suitable replacement for the transition services provided under the Transition Services Agreement in a timely manner, at a reasonable cost or at all. In addition, the Former Manager's liability to us if it defaults on its obligation to provide transition services to us during the transition period is limited by the terms of the Transition Services Agreement, and we may not recover the full cost of any losses related to such a default. We may also be adversely affected by operational risks, including cybersecurity attacks, that could disrupt the Former Manager's financial, accounting and other data processing systems during the period of the transition services.

Terrorist attacks or other hostilities could negatively impact our operations and our profitability and may expose us to liability and reputational damage.

Terrorist attacks may negatively affect our operations. Such attacks have contributed to economic instability in the United States and elsewhere, and further acts of terrorism, violence or war could similarly affect world trade and the industries in which we and our customers and lessees operate. In addition, terrorist attacks or hostilities may directly impact airports or aircraft or our physical facilities or those of our lessees. In addition, it is also possible that our assets could be involved in a terrorist attack or other hostilities. The consequences of any terrorist attacks or hostilities are unpredictable, and we may not be able to foresee events that could have a material adverse effect on our operations. Although our lease and charter agreements generally require the counterparties to indemnify us against all damages arising out of the use of our assets, and we carry insurance to potentially offset any costs in the event that our lessee indemnifications prove to be insufficient, our insurance does not cover certain types of terrorist attacks, and we may not be fully protected from liability or the reputational damage that could arise from a terrorist attack which utilizes our assets.

Projects in the aerospace products and services sector are exposed to a variety of unplanned interruptions which could cause our results of operations to suffer.

Projects in the aerospace products and services sector are exposed to unplanned interruptions caused by breakdown or failure of equipment, aging infrastructure, employee error or contractor or subcontractor failure, limitations that may be imposed by equipment conditions or environmental, safety or other regulatory requirements, fuel supply or fuel transportation reductions or interruptions, labor or legal disputes, difficulties with the implementation or operation of information systems, power outages, pipeline or electricity line ruptures, catastrophic events, such as hurricanes, cyclones, earthquakes, landslides, floods, explosions, fires, or other disasters. Any equipment or system outage or constraint can, among other things, reduce sales, increase costs and affect the ability to meet regulatory service metrics, customer expectations and regulatory reliability and security requirements. Operational disruption, as well as supply disruption, and increased government oversight could adversely impact the cash flows available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged interruption may result in temporary or permanent loss of customers, substantial litigation or penalties for regulatory or contractual non-compliance, and any loss from such events may not be recoverable under relevant insurance policies. Although we believe that we are adequately insured against these types of events, no assurance can be given that the occurrence of any such event will not materially adversely affect us.

Our leases typically require payments in U.S. dollars, but many of our lessees operate in other currencies; if foreign currencies devalue against the U.S. dollar, our lessees may be unable to meet their payment obligations to us in a timely manner.

Our current leases typically require that payments be made in U.S. dollars. If the currency that our lessees typically use in operating their businesses devalues against the U.S. dollar, our lessees could encounter difficulties in making payments to us in U.S. dollars. Furthermore, many foreign countries have currency and exchange laws regulating international payments that may impede or prevent payments from being paid to us in U.S. dollars. Future leases may provide for payments to be made in euros or other foreign currencies. Any change in the currency exchange rate that reduces the amount of U.S. dollars obtained by us upon conversion of future lease payments denominated in euros or other foreign currencies, may, if not appropriately hedged by us, have a material adverse effect on us and increase the volatility of our earnings.

Our inability to obtain sufficient capital would constrain our ability to grow our portfolio and to increase our revenues.

Our business is capital intensive, and we have used and may continue to employ leverage to finance our operations. Accordingly, our ability to successfully execute our business strategy and maintain our operations depends on the availability and cost of debt and equity capital. Additionally, our ability to borrow against our assets is dependent, in part, on the appraised value of such assets. If the appraised value of such assets declines, we may be required to reduce the principal outstanding under our debt facilities or otherwise be unable to incur new borrowings.

We can give no assurance that the capital we need will be available to us on favorable terms, or at all. Our inability to obtain sufficient capital, or to renew or expand our credit facilities, could result in increased funding costs and would limit our ability to:

- meet the terms and maturities of our existing and future debt facilities;
- purchase new assets or refinance existing assets;
- fund our working capital needs and maintain adequate liquidity; and
- finance other growth initiatives.

In addition, we conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act or as an investment adviser under the Investment Advisers Act. As such, certain forms of financing such as finance leases may not be available to us. Please see "- If we are deemed an "investment company" under the Investment Company Act, it could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows."

The effects of various environmental regulations may negatively affect the industries in which we operate which could have a material adverse effect on our financial condition, results of operations and cash flows.

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and noise and emission levels and greenhouse gas emissions. Legislative and regulatory measures currently under consideration or being implemented by government authorities to address climate change could require reductions in our greenhouse gas or other emissions, establish a carbon tax or increase fuel or energy taxes. These legal requirements are expected to result in increased capital expenditures and compliance costs, and could result in higher costs and may require us to acquire emission credits or carbon offsets. These costs and restrictions could harm our business and results of operations by increasing our expenses or requiring us to alter our operations. The inconsistent international, regional and/or national requirements associated with climate change regulations also create economic and regulatory uncertainty.

Under some environmental laws in the United States and certain other countries, strict liability may be imposed on the owners or operators of assets, which could render us liable for environmental and natural resource damages without regard to negligence or fault on our part. We could incur substantial costs, including cleanup costs, fines and third-party claims for property damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessee's or charterer's current or historical operations, any of which could have a material adverse effect on our results of operations and financial condition. In addition, a variety of new legislation is being enacted, or considered for enactment, at the federal, state and local levels relating to greenhouse gas emissions and climate change. While there has historically been a lack of consistent climate change legislation, as climate change concerns continue to grow, further legislation and regulations are expected to continue in areas such as greenhouse gas emissions control, emission disclosure requirements and building codes or other infrastructure requirements that impose energy efficiency standards. Government mandates, standards or regulations intended to mitigate or reduce greenhouse gas emissions or projected climate change impacts could result in increased energy and transportation costs, and increased compliance expenses and other financial obligations to meet permitting or development requirements that we may be unable to fully recover (due to market conditions or other factors), any of which could result in reduced profits and adversely affect our results of operations. In addition, there also is an increasing number of state-level anti-ESG initiatives in the U.S. that may conflict with other regulatory requirements, resulting in regulatory uncertainty. While we typically maintain liability insurance coverage and typically require our lessees to provide us with indemnity against certain losses, the insurance coverage is subject to large deductibles, limits on maximum coverage and significant exclusions and may not be sufficient or available to protect against any or all liabilities and such indemnities may not cover or be sufficient to protect us against losses arising from environmental damage. In addition, changes to environmental standards or regulations in the industries in which we operate could limit the economic life of the assets we acquire or reduce their value, and also require us to make significant additional investments in order to maintain compliance, which would negatively impact our cash flows and results of operations.

A cyberattack that bypasses our information technology ("IT"), security systems or the IT security systems of our third-party providers, causing an IT security breach, may lead to a disruption of our IT systems and the loss of business information which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs.

Parts of our business depend on the secure operation of our IT systems and the IT systems of our third-party providers to manage, process, store, and transmit information associated with aircraft leasing. We have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks. A cyberattack that bypasses our IT security systems or the IT security systems of our third-party providers, causing an IT security breach, could adversely impact our daily operations and lead to the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liabilities. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks.

If we are deemed an "investment company" under the Investment Company Act, it could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company for certain privately-offered investment vehicles set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We are a holding company that is not an investment company because we are engaged in the business of holding securities of our wholly-owned and majority-owned subsidiaries, which are engaged in transportation and related businesses which lease assets pursuant to operating leases and finance leases. The Investment Company Act may limit our and our subsidiaries' ability to enter into financing leases and engage in other types of financial activity because less than 40% of the value of our and our subsidiaries' total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis can consist of "investment securities."

If we or any of our subsidiaries were required to register as an investment company under the Investment Company Act, the registered entity would become subject to substantial regulation that would significantly change our operations, and we would not be able to conduct our business as described in this report. We have not obtained a formal determination from the SEC as to our status under the Investment Company Act and, consequently, any violation of the Investment Company Act would subject us to material adverse consequences.

If we are deemed an "investment adviser" under the Investment Advisers Act, it could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment adviser under the Investment Advisers Act. If we or one or more of our subsidiaries registers as an investment adviser under the Investment Advisers Act, we will become subject to various requirements under the Investment Advisers Act, such as fiduciary duties to clients, anti-fraud provisions, substantive prohibitions and requirements, contractual and record-keeping requirements and administrative oversight by the SEC (primarily by inspection). In addition, if we or one or more of our subsidiaries registers as an investment adviser under the Investment Advisers Act, we will be required to continually address potential conflicts between our interests and those of our clients. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. If we or any of our subsidiaries are deemed to be out of compliance with any such rules and regulations, we may be subject to civil liability, criminal liability and/or regulatory sanctions, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our Articles, the Companies Act (As Revised) of the Cayman Islands (the "Cayman Companies Act") and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

Risks Related to Taxation

The Company may be a passive foreign investment company ("PFIC") and it could be a controlled foreign corporation ("CFC") for U.S. federal income tax purposes, which may result in adverse tax considerations for U.S. shareholders.

The Company may be treated as a PFIC for the taxable year ended December 31, 2024, or for any subsequent taxable year, and we believe it was treated as a PFIC in the taxable years ended December 31, 2022, and December 31, 2023 (collectively, the "PFIC years"). In addition, it could be treated as a CFC for U.S. federal income tax purposes for any given taxable year. If you are a U.S. person and do not make a valid qualified electing fund ("QEF") election with respect to us and each of our PFIC subsidiaries, then, unless we are a CFC and you own 10% or more of our shares (by vote or value), you would generally be subject to special deferred tax with respect to certain distributions on our shares, any gain realized on a disposition of our shares, and certain other events. These rules generally continue to apply to each shareholder who held our shares during the PFIC years even if the Company is not treated as a PFIC for any subsequent taxable year. The effect of this deferred tax could be materially adverse to you. Alternatively, if you are such a shareholder and make a valid QEF election for us and each of our PFIC subsidiaries, or if we are a CFC and you own 10% or more of our shares (by vote or value), you will generally not be subject to those taxes, but could recognize taxable income in a taxable year in which the Company is treated as a PFIC with respect to our shares in excess of any distributions that we make to you in that year, thus giving rise to so called "phantom income" and to a potential out-of-pocket tax liability. No assurances can be given that any given shareholder will be able to make a valid QEF election with respect to us or our PFIC subsidiaries. See *"U.S. Federal Income Tax Considerations —Considerations for U.S. Holders—PFIC Status and Related Tax Considerations."* The Company intends to provide information to shareholders regarding its PFIC status for the taxable year ended December 31, 2024, once determination has been made.

Assuming we are a PFIC, distributions made by us to a U.S. person will generally not be eligible for taxation at reduced tax rates generally applicable to "qualified dividends" paid by certain U.S. corporations and "qualified foreign corporations" to individuals. The more favorable rates applicable to other corporate dividends could cause individuals to perceive investment in our shares to be relatively less attractive than investment in the shares of other corporations, which could adversely affect the value of our shares.

Investors should consult their tax advisors regarding the potential impact of these rules on their investment in us.

To the extent we recognize income treated as effectively connected with a trade or business in the United States, we would be subject to U.S. federal income taxation on a net income basis, which could adversely affect our business and result in decreased cash available for distribution to our shareholders.

If we are treated as engaged in a trade or business in the United States, the portion of our net income, if any, that is "effectively connected" with such trade or business would be subject to U.S. federal income taxation at maximum corporate rates, currently 21%. In addition, we may be subject to an additional U.S. federal branch profits tax on our effectively connected earnings and profits at a rate of 30%. The imposition of such taxes could adversely affect our business and would result in decreased cash available for distribution to our shareholders. Although we (or one or more of our non-U.S. corporate subsidiaries) are expected to be treated as engaged in a U.S. trade or business, it is currently expected that only a small portion of our taxable income will be treated as effectively connected with such U.S. trade or business. However, no assurance can be given that the amount of effectively connected income will not be greater than currently expected, whether due to a change in our operations or otherwise.

If there is not sufficient trading in our shares, or if 50% of our shares are held by certain 5% shareholders, we could lose our eligibility for an exemption from U.S. federal income taxation on rental income from our aircraft or ships used in "international traffic" and could be subject to U.S. federal income taxation which would adversely affect our business and result in decreased cash available for distribution to our shareholders.

We expect that we will be eligible for an exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the "Code"), which provides an exemption from U.S. federal income taxation with respect to rental income derived from aircraft and ships used in international traffic by certain foreign corporations. No assurances can be given that we will continue to be eligible for this exemption as changes in our ownership or the amount of our shares that are traded could cause us to cease to be eligible for such exemption. To qualify for this exemption in respect of rental income, the lessor of the aircraft or ships must be organized in a country that grants a comparable exemption to U.S. lessors. The Cayman Islands and the Marshall Islands grant such exemptions. Additionally, certain other requirements must be satisfied. We can satisfy these requirements in any year if, for more than half the days of such year, our shares are primarily and regularly traded on a recognized exchange and certain shareholders, each of whom owns 5% or more of our shares (applying certain attribution rules), do not collectively own more than 50% of our shares. Our shares will be considered to be primarily and regularly traded on a recognized exchange in any year if: (i) the number of trades in our shares effected on such recognized stock exchanges exceed the number of our shares (or direct interests in our shares) that are traded during the year on all securities markets; (ii) trades in our shares are effected on such stock exchanges in more than de minimis quantities on at least 60 days during every calendar quarter in the year; and (iii) the aggregate number of our shares traded on such stock exchanges during the taxable year is at least 10% of the average number of our shares outstanding in that class during that year. If we were not eligible for the exemption under Section 883 of the Code, we expect that our U.S. source rental income would generally be subject to U.S. federal taxation, on a gross income basis, at a rate of not in excess of 4% as provided in Section 887 of the Code. If, contrary to expectations, we or certain of our non-U.S. subsidiaries did not comply with certain administrative guidelines of the U.S. Internal Revenue Service (the "IRS"), such that 90% or more of the U.S. source rental income of the Company or any of such subsidiaries were attributable to the activities of personnel based in the United States (in the case of bareboat leases), or from "regularly scheduled transportation" as defined in such administrative guidelines (in the case of time charter leases), our, or such subsidiary's, U.S. source rental income would be treated as income effectively connected with the conduct of a trade or business in the United States. In such case, such U.S. source rental income would be subject to U.S. federal income taxation at the maximum corporate rate as well as state and local taxation. In addition, the Company or such subsidiary would be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%. The imposition of such taxes could adversely affect our business and would result in decreased cash available for distribution to our shareholders.

We or our subsidiaries may become subject to increased and/or unanticipated tax liabilities that may have a material adverse effect on our results of operations.

Some of our subsidiaries are subject to income, withholding or other taxes in certain non-U.S. jurisdictions by reason of their jurisdiction of incorporation, activities and operations, where their assets are used or where the lessees of their assets (or others in possession of their assets) are located, and it is also possible that taxing authorities in any such jurisdictions could assert that we or our subsidiaries are subject to greater taxation than we currently face or otherwise anticipate. Further, the Organisation for Economic Co-operation and Development (the "OECD") is conducting a project focused on base erosion and profit shifting in international structures, which seeks to establish certain international standards for taxing the worldwide income of multinational companies. In addition, the OECD is working on a "BEPS 2.0" initiative, which is aimed at (i) shifting taxing rights to the jurisdiction of the consumer and (ii) ensuring all companies pay a global minimum tax. On October 8, 2021, the OECD announced an agreement among over 140 countries delineating an implementation plan, on December 20, 2021, the OECD released model rules for the domestic implementation of a 15% global minimum tax, on December 15, 2022, the member states of the European Union unanimously voted to adopt the OECD's minimum tax rules and phase them into national law, and on February 2, 2023 the OECD released technical guidance on the global minimum tax which was agreed by consensus of the BEPS 2.0 signatory jurisdictions. Numerous countries, including European Union member states, have enacted or are expected to enact minimum tax legislation, and other countries may enact such legislation in the future. Additionally, On December 27, 2023, Bermuda enacted a corporate tax regime with a 15% rate (the "Bermuda CIT") and with requirements similar to those of the OECD's minimum tax proposal. The Bermuda CIT is effective for tax years beginning on or after January 1, 2025 (see footnote 12 to our consolidated financial statements entitled "Income Taxes" included elsewhere in this Annual Report). As a result of these developments, the tax laws of certain countries in which we and our affiliates do business are expected to change (and could change on a retroactive basis) and certain of such changes are expected to increase our liabilities for taxes (and possibly interest and penalties) and therefore could harm our business, cash flows, results of operations and financial position. In addition, a portion of certain of our or our non-U.S. corporate subsidiaries' income is treated as effectively connected with a U.S. trade or business and is accordingly subject to U.S. federal income tax or may be subject to gross-basis U.S. withholding tax. It is possible that the IRS could assert that a greater portion of our or any such non-U.S. subsidiaries' income is effectively connected income that should be subject to U.S. federal income tax or subject to withholding tax.

Risks Related to Our Shares

The market price and trading volume of our ordinary and preferred shares may be volatile, which could result in rapid and substantial losses for our shareholders.

The market price of our ordinary and preferred shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our ordinary and preferred shares may fluctuate and cause significant price variations to occur. If the market price of our ordinary or preferred shares declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our ordinary and preferred shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our shares include:

- a shift in our investor base;
- our quarterly or annual earnings, or those of other comparable companies;
- actual or anticipated fluctuations in our operating results;
- changes in accounting standards, policies, guidance, interpretations or principles;
- announcements by us or our competitors of significant investments, acquisitions or dispositions;
- the failure of securities analysts to cover our ordinary shares;
- changes in earnings estimates by securities analysts or our ability to meet those estimates;
- the operating and share price performance of other comparable companies;
- prevailing interest rates or rates of return being paid by other comparable companies and the market for securities similar to our preferred shares;
- additional issuances of preferred shares;
- whether we declare distributions on our preferred shares;
- overall market fluctuations;
- general economic conditions; and
- developments in the markets and market sectors in which we participate.

Stock markets in the United States have experienced extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as acts of terrorism, prolonged economic uncertainty, a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our ordinary and preferred shares.

Short sellers have and may in the future engage in activity intended to drive down the market price of our ordinary shares, which could in the future result in related governmental and regulatory scrutiny, among other effects.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of later buying lower priced identical securities to return to the lender. Accordingly, it is in the interest of a short seller of our ordinary shares for the price to decline. At any time, short sellers may publish, or arrange for the publication of, opinions or characterizations that are intended to create negative market momentum. Short selling reports can cause increased volatility in an issuer's share price and result in regulatory and governmental inquiries. For example, in January 2025, several short seller reports were published which contained certain allegations against the Company (the "Short Seller Reports"). In response to the Short Seller Reports, the Audit Committee of our board of directors completed an internal investigation with the assistance of outside counsel and forensic accountants into the allegations in the Short Seller Reports. The internal investigation concluded that the allegations of misconduct in the Shore Seller Reports were all without merit. Any future inquiries or investigations conducted by a governmental organization or other regulatory body, or any future internal investigation could result in a material diversion of our management's time and result in substantial cost and, in the event of an adverse finding, could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. In addition, any perceived or actual failure by us to comply with applicable laws, rules, regulations, and standards could have a significant impact on our reputation and expose us to legal risk and potential criminal and civil liability.

An increase in market interest rates may have an adverse effect on the market price of our shares.

One of the factors that investors may consider in deciding whether to buy or sell our shares is our distribution rate as a percentage of our share price relative to market interest rates. If the market price of our shares is based primarily on the earnings and return that we derive from our investments and income with respect to our investments and our related distributions to shareholders, and not from the market value of the investments themselves, then interest rate fluctuations and capital market conditions will likely affect the market price of our shares. For instance, if market interest rates rise without an increase in our distribution rate, the market price of our shares could decrease, as potential investors may require a higher distribution yield on our shares or seek other securities paying higher distributions or interest. In addition, rising interest rates would result in increased interest expense on our outstanding and future (variable and fixed) rate debt, thereby adversely affecting cash flows and our ability to service our indebtedness and pay distributions.

We are required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls, and the outcome of that effort may adversely affect our results of operations, financial condition and liquidity.

As a public company, we are required to comply with Section 404 ("Section 404") of the Sarbanes-Oxley Act. Section 404 requires that we evaluate the effectiveness of our internal control over financial reporting at the end of each fiscal year and to include a management report assessing the effectiveness of our internal controls over financial reporting in our Annual Report on Form 10-K for that fiscal year. Section 404 also requires an independent registered public accounting firm to attest to, and report on, management's assessment of our internal controls over financial reporting. The outcome of our review and the report of our independent registered public accounting firm may adversely affect our results of operations, financial condition and liquidity. During the course of our review, we may identify control deficiencies of varying degrees of severity, and we may incur significant costs to remediate those deficiencies or otherwise improve our internal controls. As a public company, we are required to report control deficiencies that constitute a "material weakness" in our internal control over financial reporting. If we discover a material weakness in our internal control over financial reporting, our share price could decline and our ability to raise capital could be impaired.

Your percentage ownership in us may be diluted in the future.

Your percentage ownership in FTAI Aviation Ltd. may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees, as well as other equity instruments such as debt and equity financing.

Our board of directors has adopted the Incentive Plan, which provides for the grant of equity-based awards, including restricted shares, stock options, stock appreciation rights, performance awards, restricted share units, tandem awards and other equity-based and non-equity based awards, in each case the Former Manager, to the directors, officers, employees, service providers, consultants and advisors of the Former Manager who performed services for us, and to our directors, officers, employees, service providers, consultants and advisors. We initially reserved 30,000,000 ordinary shares for issuance under the Incentive Plan. As of December 31, 2024, rights relating to 112,343 of our ordinary shares were outstanding under the Incentive Plan. In the future on the date of any equity issuance by us during the remaining portion of the ten-year term of the Incentive Plan (including in respect of securities issued as consideration in an acquisition), the maximum number of shares available for issuance under the Plan will be increased to include an additional number of ordinary shares equal to ten percent (10%) of either (i) the total number of ordinary shares newly issued by us in such equity issuance or (ii) if such equity issuance relates to equity securities other than our ordinary shares, a number of our ordinary shares equal to 10% of (A) the gross capital raised in an equity issuance of equity securities other than ordinary shares during the ten-year term of the Incentive Plan, divided by (B) the fair market value of an ordinary share as of the date of such equity issuance.

Sales or issuances of our ordinary shares could adversely affect the market price of our ordinary shares.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our ordinary shares. The issuance of our ordinary shares in connection with property, portfolio or business acquisitions or the exercise of outstanding options or otherwise could also have an adverse effect on the market price of our ordinary shares.

The incurrence or issuance of debt, which ranks senior to our ordinary shares upon our liquidation, and future issuances of equity or equity-related securities, which would dilute the holdings of our existing ordinary shareholders and may be senior to our ordinary shares for the purposes of making distributions, periodically or upon liquidation, may negatively affect the market price of our ordinary shares.

We have incurred and may in the future incur or issue debt or issue equity or equity-related securities to finance our operations, acquisitions or investments. Upon our liquidation, lenders and holders of our debt and holders of our preferred shares (if any) would receive a distribution of our available assets before ordinary shareholders. Any future incurrence or issuance of debt would increase our interest cost and could adversely affect our results of operations and cash flows. We are not required to offer any additional equity securities to existing ordinary shareholders on a preemptive basis. Therefore, additional issuances of ordinary shares, directly or through convertible or exchangeable securities warrants or options, will dilute the holdings of our existing ordinary shareholders and such issuances, or the perception of such issuances, may reduce the market price of our ordinary shares. Any preferred shares issued by us would likely have a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to ordinary shareholders. Because our decision to incur or issue debt or issue equity or equity-related securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. Thus, ordinary shareholders bear the risk that our future incurrence or issuance of debt or issuance of equity or equity-related securities will adversely affect the market price of our ordinary shares.

Our determination of how much leverage to use to finance our acquisitions may adversely affect our return on our assets and may reduce funds available for distribution.

We utilize leverage to finance many of our asset acquisitions, which entitles certain lenders to cash flows prior to retaining a return on our assets. While we target using only what we believe to be reasonable leverage, our strategy does not limit the amount of leverage we may incur with respect to any specific asset. The return we are able to earn on our assets and funds available for distribution to our shareholders may be significantly reduced due to changes in market conditions, which may cause the cost of our financing to increase relative to the income that can be derived from our assets.

While we currently intend to pay regular quarterly dividends to our shareholders, we may change our dividend policy at any time.

Although we currently intend to pay regular quarterly dividends to holders of our ordinary shares, we may change our dividend policy at any time. Our net cash provided by operating activities has been less than the amount of distributions to our shareholders. The declaration and payment of dividends to holders of our ordinary shares are at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, net cash provided by operating activities, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. There can be no assurance that we will continue to pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Our indirect intermediate holding company subsidiary FTAI LLC is currently, and may in the future be, subject to certain covenants included in its financing agreements that limit its ability to make distributions to us. In addition, our existing indebtedness does, and our future indebtedness may, limit our ability to pay dividends on our ordinary and preferred shares. Furthermore, the terms of our preferred shares generally prevent us from declaring or paying dividends on or repurchasing our ordinary shares or other junior capital unless all accrued distributions on such preferred shares have been paid in full.

Anti-takeover provisions in our Articles could delay or prevent a change in control.

Provisions in our Articles may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our shareholders. For example, our Articles provides for a staggered board, requires advance notice for proposals by shareholders and nominations, places limitations on convening shareholder meetings, and authorizes the issuance of preferred shares that could be issued by our board of directors to thwart a takeover attempt. The market price of our shares could be adversely affected to the extent that provisions of our operating agreement discourage potential takeover attempts that our shareholders may favor.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our ordinary shares, our share price and trading volume could decline.

The trading market for our ordinary shares are influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrades our ordinary units or publishes inaccurate or unfavorable research about our business, our ordinary share price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our ordinary share price or trading volume to decline and our ordinary shares to be less liquid.

Item 1B. Unresolved Staff Comments

We have no unresolved staff comments.

Item 1C. Cybersecurity

Risk Management and Strategy

The Company's cybersecurity is overseen by the Chief Executive Officer, who receives reports directly from other officers and individuals who perform services for the Company, including, but not limited to, the Former Manager's Information Security Steering Committee ("ISSC"), employing a risk-based methodology designed to safeguard the security, confidentiality, integrity, and availability of its information. The ISSC is tasked with developing an effective cyber strategy, establishing policies, and managing cyber risks within the organization. The Former Manager's Chief Financial Officer and General Counsel, along with the Chief Operating Officer, Chief Human Resources Officer, Chief Compliance Officer, Chief Technology Officer, Chief Information Security Officer and Chief of Intelligence collaborate with officers and individuals at the Company to formulate, implement, and enforce these policies. They help ensure that the ISSC considers best practices in its decision-making, and convenes quarterly or as needed to assess cybersecurity issues and supervise matters related to information security, fraud, vendors, data protection, and privacy risks. The Former Manager's Chief Technology Officer and Chief Information Security Officer have extensive knowledge and skills, and collectively bring decades of experience in the cybersecurity industry.

To help identify and assess risks, we and our Former Manager engage third-party advisors, leveraging standards such as the National Institute of Standards and Technology security framework ("NIST"). The results of these assessments inform the development of cybersecurity controls and risk mitigation strategies, which are then implemented throughout the Company.

We have taken proactive measures intended to minimize the likelihood of successful cyberattacks, including the establishment of incident response procedures designed to address potential cyber threats that may arise. These response procedures are structured with the aim to identify, analyze, contain, and remediate any cyber incidents that occur. We also have risk management processes to oversee and help identify risks from cybersecurity threats associated with our use of third-party providers.

To date, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and we believe are not reasonably likely to affect the Company, including its business strategy, results of operations or financial condition. Refer to the risk factor captioned "A cyberattack that bypasses our information technology ("IT"), security systems or the IT security systems of our third-party providers, causing an IT security breach, may lead to a disruption of our IT systems and the loss of business information which may hinder our ability to conduct our business effectively and may result in lost revenues and additional costs." in Part I, Item 1A. "Risk Factors" for additional description of cybersecurity risks and potential related impacts on the Company.

Governance

Material risks are identified and prioritized by management, and material risks are discussed periodically or as needed with the Board of Directors. The Board of Directors regularly reviews information regarding the Company's credit, liquidity and operations, including risks and contingencies associated with each area, including cybersecurity. In addition to the formal compliance program, the Board of Directors encourages management to promote a corporate culture that incorporates risk management into the Company's corporate strategy and day-to-day business operations.

Item 2. Properties

We lease space for our offices in New York, Florida, Dubai, Ireland, Singapore and Wales, respectively, and we own and/or lease maintenance facilities in Florida and Canada for our Aerospace Products business. We believe that our office facilities and properties are suitable and adequate for our business as it is contemplated to be conducted.

Item 3. Legal Proceedings

We are and may become involved in legal proceedings, including but not limited to regulatory investigations and inquiries, in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, regulatory investigation or inquiry, in the opinion of management, we do not expect our current and any threatened legal proceedings to have a material adverse effect on our business, financial position or results of operations. Given the inherent unpredictability of these types of proceedings, however, it is possible that future adverse outcomes could have a material adverse effect on our financial results.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our ordinary shares are listed on The Nasdaq Global Select Market under the ticker symbol "FTAI". As of February 26, 2025, there were approximately 6 record holders of our ordinary shares. This figure does not reflect the beneficial ownership of shares held in nominee name.

Although we currently intend to continue to pay regular quarterly dividends to holders of our ordinary shares, we may change our dividend policy at any time and no assurances can be given that any future dividends will be paid or, if paid, as to the amounts or timing. The declaration and payment of dividends to holders of our ordinary shares will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, net cash provided by operating activities, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. In addition, our existing indebtedness does, and our future indebtedness may, limit our ability to pay dividends on our ordinary and preferred shares.

On February 26, 2025, our Board of Directors declared a cash dividend on our ordinary shares of $0.30 per share for the quarter ended December 31, 2024, payable on March 24, 2025 to the holders of record on March 14, 2025.

Nonqualified Stock Option and Incentive Award Plan

In 2015, in connection with our IPO, we established a Nonqualified Stock Option and Incentive Award Plan ("Incentive Plan") referred to then as the Fortress Transportation and Infrastructure Investors LLC Nonqualified Stock Option and Incentive Award Plan, which provides for the ability to award equity compensation awards in the form of stock options, stock appreciation rights, restricted stock, and performance awards to eligible employees, consultants, directors, and other individuals who provide services to us, each as determined by the Compensation Committee of the Board of Directors. On November 10, 2022, in connection with the Merger, the Incentive Plan was assumed by FTAI Aviation Ltd. and renamed the FTAI Aviation Ltd. Nonqualified Stock Option and Incentive Award Plan, and on February 23, 2023, the Incentive Plan was amended to provide for the ability to award equity compensation awards in the form of restricted stock units in addition to the other forms of award described above. As of December 31, 2024, the Incentive Plan provides for the issuance of up to 28.3 million shares.

Performance Graph

The following graph compares the cumulative total return for our ordinary shares (share price change plus reinvested dividends) with the comparable return of the following indices: S&P Mid Cap 400, Russell 2000 and Dow Jones US Aerospace. We replaced the Dow Jones US Transportation Services Index with the Dow Jones US Aerospace Index for purposes of the stock performance graph, as we believe this index is a more relevant benchmark to measure our performance and the Dow Jones US Transportation index was discontinued.

The graph assumes an investment of $100 in our ordinary shares and in each of the indices on December 31, 2019, and that all dividends were reinvested. The past performance of our shares is not an indication of future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN*

Among FTAI Aviation Ltd., the S&P Midcap 400 Index, the Russell 2000 Index and the Dow Jones US Aerospace



*$100 each invested on December 31, 2019 in stock and index, including reinvestment of dividends. Fiscal year ending December 31.

| (in whole dollars) | December 31, | | | | | |
Index	2019	2020	2021	2022	2023	2024
FTAI Aviation Ltd.	$ 100.00	$ 136.34	$ 177.66	$ 132.45	$ 373.16	$ 1174.37
S&P Midcap 400	100.00	113.66	141.80	123.28	143.54	163.54
Russell 2000	100.00	119.96	137.74	109.59	128.14	142.93
Dow Jones US Aerospace	100.00	81.90	88.84	94.58	110.18	127.99

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help you understand FTAI Aviation Ltd. Our MD&A should be read in conjunction with our consolidated financial statements and the accompanying notes, and with Part I, Item 1A, "Risk Factors" and "Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K.

A discussion of our cash flows for 2024 compared to 2023 is included in our Annual Report on Form 10-K for the year ended December 31, 2024, under Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We own, lease and sell aviation equipment. We also develop and manufacture through a joint venture, and repair and sell, through our maintenance facilities and exclusivity arrangements, aftermarket components for aircraft engines. We target assets that, on a combined basis, generate strong cash flows with potential for earnings growth and asset appreciation. We believe that there is a large number of acquisition opportunities in our markets and that our expertise and business and financing relationships, together with our access to capital, will allow us to take advantage of these opportunities. As of December 31, 2024, we had total consolidated assets of $4.0 billion and total equity of $81.4 million.

Internalization of Management

On May 28, 2024, the Company entered into definitive agreements with the Former Manager and Master GP to internalize the Company's management function. As part of the termination of the Management Agreement, the Company (i) agreed to pay the Former Manager (for itself and on behalf of the Master GP, as applicable) the Cash Consideration, the compensation accrued and payable, but not yet paid, under the Management Agreement and the expenses that were reimbursable, but not yet reimbursed, under the Management Agreement; (ii) issued to the Former Manager (for itself and on behalf of the Master GP, as applicable) the Share Consideration; (iii) purchased from Master GP all of its partnership interests in FTAI Aviation Holdco Ltd., a subsidiary of the Company, in exchange for $30 thousand. Following the Internalization, the Company no longer pays management fees or incentive distributions to the Former Manager and Master GP.

In connection with the termination of the Management Agreement, the Company also entered into a Transition Services Agreement with the Former Manager. Under the Transition Services Agreement, the Former Manager was required to continue to provide the Company and its affiliates with all of the Services for a transition period until October 31, 2024, during which the Company procured replacements for the Services. The Services were provided to the Company for a fee equal to the Former Manager's cost of providing the Services, including the allocated cost of, among other things, overhead, employee wages and compensation, rent and related real estate expenses and actually incurred out-of-pocket expenses, plus a mark-up of ten percent (10%). The Company was required to use commercially reasonable efforts to make available to the Former Manager certain employees of the Company who were previously employees of the Former Manager to provide the Reverse Services, subject to certain exceptions. In addition, the Former Manager is required to continue to provide the services that are reasonably required by the Company to prepare its quarterly and annual financial statements until May 31, 2025. The Company is required to continue to provide the Reverse Services until the later to occur of the dissolution or sale of the entities receiving Reverse Services. The Transition Services Agreement may be terminated earlier (x) by mutual agreement of the parties, (y) by either the Former Manager or the Company in the event of a material breach by the non-terminating party that is not cured within thirty (30) days following written notification thereof, or (z) by the Former Manager if the Company fails to pay any undisputed sum overdue and payable for a period of at least thirty (30) days.

Impact of Russia's Invasion of Ukraine

Economic sanctions and export controls against Russia and Russia's aviation industry were imposed due to its invasion of Ukraine during the three months ended March 31, 2022. As a result of the sanctions imposed on Russian airlines, we terminated all lease agreements with Russian airlines. We determined that it is unlikely that we will regain possession of the aircraft and engines that had not yet been recovered from Ukraine and Russia. As a result, we recognized an impairment charge totaling $120.0 million, net of maintenance deposits for the year ended December 31, 2022, to write-off the entire carrying value of leasing equipment assets that we did not expect to recover from Ukraine and Russia. As of December 31, 2024, eight aircraft and seventeen engines were still located in Russia.

Our lessees are required to provide insurance coverage with respect to leased aircraft and engines, and we are named as insureds under those policies in the event of a total loss of an aircraft or engine. We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee's policy fails to indemnify us. The insured value of the aircraft and engines that remain in Russia is $210.7 million. We intend to pursue all of our claims under these policies. However, the timing and amount of any recoveries under these policies are uncertain.

The extent of the impact of Russia's invasion of Ukraine and the related sanctions on our results, including the ability for us to recover our leasing equipment in the region, will depend on future developments, including the duration of the conflict, sanctions and restrictions imposed by Russian and international governments, all of which remain uncertain.

Spin-Off of FTAI Infrastructure Inc. ("FTAI Infrastructure")

On August 1, 2022, Fortress Transportation and Infrastructure Investors LLC ("we", "us", "our", "FTAI" or the "Company" pre-Merger, as defined below, and FTAI Aviation Ltd. post-Merger) effected a spin-off of the Company's infrastructure business held by FTAI Infrastructure (a wholly-owned subsidiary of the Company) as a distribution of all of the shares owned by the Company of common stock of FTAI Infrastructure to the holders of the Company's ordinary shares as of July 21, 2022.

FTAI Infrastructure is a corporation for U.S. federal income tax purposes and holds, among other things, the Company's previously held interests in the (i) Jefferson Terminal business, (ii) Repauno business, (iii) Long Ridge investment, and (iv) Transtar business. FTAI Infrastructure retained all related project-level debt of those entities. In connection with the spin-off, FTAI Infrastructure paid a dividend of $730.3 million to the Company. The Company used these proceeds to repay all outstanding borrowings under its 2021 bridge loans, $200.0 million of its 6.50% senior unsecured notes due 2025, and approximately $175.0 million of the outstanding borrowings under its revolving credit facility. FTAI retained the aviation business and certain other assets, and FTAI's remaining outstanding corporate indebtedness.

In connection with the spin-off, the Company and the Former Manager assigned the Company's then-existing management agreement to FTAI Infrastructure, and FTAI Infrastructure and the Former Manager executed an amended and restated agreement. The Company and certain of its subsidiaries executed a new management agreement with the Former Manager. The new management agreement has an initial term of six years. The Former Manager was entitled to a management fee and reimbursement of certain expenses on substantially similar terms as the previous arrangements with the Former Manager, which were assigned to FTAI Infrastructure. Prior to the Merger described below, our Former Manager remained entitled to incentive allocations (comprised of income incentive allocation and capital gains incentive allocation) on the same terms as they existed prior to spin-off. Following the Former Merger, the Company entered into a Services and Profit Sharing Agreement (the "Services and Profit Sharing Agreement"), with a subsidiary of the Company and Fortress Worldwide Transportation and Infrastructure Master GP LLC ("Master GP"), pursuant to which Master GP is entitled to incentive payments on substantially similar terms as the previous arrangements.

On November 10, 2022, the Company completed the transactions set forth in the Agreement and Plan of Merger (the "Merger") between Fortress Transportation and Infrastructure Investors LLC ("FTAI") and FTAI Aviation Ltd. ("FTAI Aviation") and certain other parties, with FTAI becoming a subsidiary of the company. As a result of the merger, the FTAI became a Cayman Islands exempted company. Upon merger completion, Fortress Transportation and Infrastructure Investors LLC public common shareholders' shares of the Company were exchanged automatically for shares of FTAI Aviation Ltd. without any further action from the shareholders.

Strategic Capital Initiative

On December 30, 2024, the Company announced the launch of a Strategic Capital Initiative in collaboration with third-party institutional investors. The first partnership under the initiative (the "2025 Partnership") will focus on acquiring 737NG and A320ceo aircraft. The Strategic Capital Initiative, and its related partnerships, will allow the Company to maintain an asset-light business model while the partnerships actively acquire on-lease narrowbody aircraft at scale. The Company has agreed that the 2025 Partnership, and follow-on partnerships, will be the primary buyer of on-lease 737NG and A320ceo aircraft. The Company will provide aircraft management services to the 2025 Partnership, and the Company will receive customary, market-based compensation for providing such services. The Company has also committed to make a minority investment in the 2025 Partnership. The Company expects to provide aircraft management services to, and make minority investments in, future partnerships.

Operating Segments

The key factors used to identify the reportable segments are the organization and alignment of our internal operations and the nature of our products and services. Our two reportable segments are (i) Aviation Leasing and (ii) Aerospace Products. The Aviation Leasing segment owns and manages aviation assets, including aircraft and aircraft engines, which it leases and sells to lessees and customers. The Aerospace Products segment, through our maintenance facilities, equity method investment and exclusivity arrangements, develops and manufactures, repairs/refurbishes and sells aircraft engines and aftermarket components for the CFM56-7B, CFM56-5B and V2500 commercial aircraft engines.

Corporate and Other primarily consists of debt, unallocated corporate general and administrative expenses, internalization fee and management fees and incentive compensation pursuant to the Management Agreement prior to the Internalization effective May 28, 2024. Additionally, Corporate and Other also includes offshore energy related assets, which consist of equipment that support offshore oil and gas activities and production.

Results of Operations

Adjusted EBITDA (Non-GAAP)

Besides net income (loss), the chief operating decision maker ("CODM") utilizes Adjusted EBITDA as a key performance measure. Adjusted EBITDA is not a financial measure in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). This performance measure provides the CODM with the information necessary to assess operational performance and make resource and allocation decisions. We believe Adjusted EBITDA is a useful metric for investors and analysts for similar purposes of assessing our operational performance.

Adjusted EBITDA is defined as net income (loss) attributable to shareholders from continuing operations, adjusted (a) to exclude the impact of provision for (benefit from) income taxes, equity-based compensation expense, acquisition and transaction expenses, losses on the modification or extinguishment of debt and preferred shares and capital lease obligations, changes in fair value of non-hedge derivative instruments, asset impairment charges, incentive allocations, depreciation and amortization expense, dividends on preferred shares and interest expense, internalization fee to affiliate, (b) to include the impact of our pro-rata share of Adjusted EBITDA from unconsolidated entities and (c) to exclude the impact of equity in earnings (losses) of unconsolidated entities and the non-controlling share of Adjusted EBITDA, if any.

The following table presents our consolidated results of operations:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	'23 vs '22
Revenues					
Lease income	$ 255,338	$ 207,936	$ 179,314	$ 47,402	$ 28,622
Maintenance revenue	200,809	191,347	148,846	9,462	42,501
Asset sales revenue	192,176	303,141	183,535	(110,965)	119,606
Aerospace products revenue	1,079,821	454,970	178,515	624,851	276,455
Other revenue	6,757	13,502	18,201	(6,745)	(4,699)
Total revenues	1,734,901	1,170,896	708,411	564,005	462,485
Expenses					
Cost of sales	825,884	502,132	248,385	323,752	253,747
Operating expenses	115,861	110,163	132,264	5,698	(22,101)
General and administrative	14,263	13,700	14,164	563	(464)
Acquisition and transaction expenses	32,296	15,194	13,207	17,102	1,987
Management fees and incentive allocation to affiliate	8,449	18,037	3,562	(9,588)	14,475
Internalization fee to affiliate	300,000	—	—	300,000	—
Depreciation and amortization	218,064	169,877	152,917	48,187	16,960
Asset impairment	962	2,121	137,219	(1,159)	(135,098)
Gain on sale of assets, net	(18,705)	—	(77,211)	(18,705)	77,211
Total expenses	1,497,074	831,224	624,507	665,850	206,717
Other income (expense)					
Equity in losses of unconsolidated entities	(2,200)	(1,606)	(369)	(594)	(1,237)
Interest expense	(221,721)	(161,639)	(169,194)	(60,082)	7,555
Loss on extinguishment of debt	(17,101)	—	(19,859)	(17,101)	19,859
Other income	17,364	7,590	207	9,774	7,383
Total other expense	(223,658)	(155,655)	(189,215)	(68,003)	33,560
Income (loss) from continuing operations before income taxes	14,169	184,017	(105,311)	(169,848)	289,328
Provision for (benefit from) income taxes	5,487	(59,800)	5,300	65,287	(65,100)
Net income (loss) from continuing operations	8,682	243,817	(110,611)	(235,135)	354,428
Net loss from discontinued operations, net of income taxes	—	—	(101,416)	—	101,416
Net income (loss)	8,682	243,817	(212,027)	(235,135)	455,844
Less: Net income (loss) attributable to non-controlling interest in consolidated subsidiaries:					
Discontinued operations	—	—	(18,817)	—	18,817
Less: Dividends on preferred shares	32,763	31,795	27,164	968	4,631
Less: Loss on redemption of preferred shares	7,998	—	—	7,998 $	—
Net (loss) income attributable to shareholders	$ (32,079)	$ 212,022	$ (220,374)	$ (244,101)	$ 432,396

The following table sets forth a reconciliation of net (loss) income attributable to shareholders from continuing operations to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2024	**2023**	**2022**	**'24 vs '23**	**'23 vs '22**
Net (loss) income attributable to shareholders from continuing operations	$ (32,079)	$ 212,022	$ (137,775)	$ (244,101)	$ 349,797
Add: Provision for (benefit from) income taxes	5,487	(59,800)	5,300	65,287	(65,100)
Add: Equity-based compensation expense	6,006	1,638	—	4,368	1,638
Add: Acquisition and transaction expenses	32,296	15,194	13,207	17,102	1,987
Add: Losses on the modification or extinguishment of debt and preferred shares and capital lease obligations	25,099	—	19,859	25,099	(19,859)
Add: Changes in fair value of non-hedge derivative instruments	—	—	—	—	—
Add: Asset impairment charges	962	2,121	137,219	(1,159)	(135,098)
Add: Incentive allocations	7,456	17,116	3,489	(9,660)	13,627
Add: Depreciation & amortization expense [1]	262,031	213,641	190,031	48,390	23,610
Add: Interest expense and dividends on preferred shares	254,484	193,434	196,358	61,050	(2,924)
Add: Internalization fee to affiliate	300,000	—	—	300,000	—
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities [2]	(1,892)	310	40	(2,202)	270
Less: Equity in losses of unconsolidated entities	2,200	1,606	369	594	1,237
Less: Non-controlling share of Adjusted EBITDA	—	—	—	—	—
Adjusted EBITDA (non-GAAP)	$ 862,050	$ 597,282	$ 428,097	$ 264,768	$ 169,185

[1] Includes the following items for the years ended December 31, 2024, 2023 and 2022: (i) depreciation and amortization expense of $218,064, $169,877 and $152,917, (ii) lease intangible amortization of $15,597, $15,126 and $13,913 and (iii) amortization for lease incentives of $28,370, $28,638 and $23,201, respectively.

[2] Includes the following items for the years ended December 31, 2024, 2023 and 2022: (i) net loss of $2,200, $1,606 and $369, (ii) depreciation and amortization expense of $308, $1,488 and $409 and (iii) acquisition and transaction expense of $0, $428 and $0, respectively.

Revenues

Presentation of aircraft and engine sales

During the third quarter of 2022, we updated our corporate strategy based on the opportunities available in the market such that the sale of aircraft and engines is now an output of our recurring, ordinary activities. As a result of this update, the transaction price allocated to the sale of assets is included in Revenues in the Consolidated Statements of Operations beginning in the third quarter of 2022 and is accounted for in accordance with ASC 606. The sale of CFM56-7B, CFM56-5B and V2500 engines are included in the Aerospace Products Segment and the sale of aircraft and other engines are included in the Aviation Leasing Segment. The corresponding net book values of the assets sold are recorded in Cost of sales in the Consolidated Statements of Operations beginning in the third quarter of 2022. Sales transactions of aircraft and engines prior to the third quarter of 2022 were accounted for in accordance with ASC 610-20, *Gains and losses from the derecognition of nonfinancial assets* and were included in Gain (loss) on sale of assets, net on the Consolidated Statements of Operations, as we were previously only occasionally selling these assets. Generally, assets sold were included in Leasing equipment, net, on the Consolidated Balance Sheets.

Comparison of the years ended December 31, 2024 and 2023

Total revenues increased by $564.0 million, driven by the following:

- Aerospace products revenue increased by $624.9 million, primarily due to a $546.0 million increase in CFM56-7B, CFM56-5B and V2500 engine and module sales, a $28.5 million increase in parts inventory sales, and other revenues of $47.7 million from the QuickTurn and LMCES acquisitions.

- Lease income increased by $47.4 million, primarily due to an increase in engine lease revenue of $37.3 million and an increase in aircraft lease revenue of $17.5 million, driven by an increased number of aircraft and engines on lease. This was partially offset by a decrease of $7.3 million in the Offshore Energy business driven by one of our vessels having fewer days on-hire in 2024 compared to 2023, as well as the sale of the two vessels during 2024.

- Maintenance revenue increased by $9.5 million. Engine maintenance revenue increased by $43.2 million, driven by an increased number of engines on lease in 2024 as compared to 2023. This increase was partially offset by a decrease in aircraft maintenance revenue of $32.7 million, primarily due to $20.1 million of higher maintenance reserves taken into revenue in 2023, partially offset by an increased number of aircraft on lease in 2024.

- Asset sales revenue decreased by $111.0 million, primarily due to an overall decrease in the number of sales transactions of commercial aircraft and engines. Specifically, three aircraft and 14 engines were sold in 2024 as compared to 13 aircraft and 41 engines sold in 2023.

- Other revenue decreased by $6.7 million, primarily due to a decrease in assets with end-of-lease redelivery compensation. During 2024, one aircraft and three engines had end-of-lease redelivery compensation, as compared to eight aircraft and four engines in 2023.

Expenses

Total expenses increased $665.9 million, driven by the following:

- Cost of sales increased by $323.8 million, primarily due to increases in CFM56-7B, CFM56-5B and V2500 engine and module sales, parts inventory sales, and directly corresponds to components of increases in Aerospace products revenue over the same period. This was partially offset by a decrease of $69.9 million, primarily due to an overall decrease in the number of sales transactions of commercial aircraft and engines, which is in line with an overall decrease in the corresponding asset sales revenue.

- Internalization fee to affiliate increased by $300.0 million relating to the Internalization effective May 28, 2024.

- Depreciation and amortization increased by $48.2 million, primarily driven by an increase in the number of assets owned and on lease, partially offset by an increase in the number of aircraft redelivered.

- Acquisition and transaction expenses increased by $17.1 million, primarily due to higher professional fees incurred in evaluating and completing strategic transactions and fees associated with the Internalization and the acquisition of LMCES in Q3 2024.

- Operating expenses increased by $5.7 million, primarily due to the acquisition of LMCES in Q3 2024.

- Gain on sale of assets, net increased $18.7 million driven by the sale of two vessels within the Offshore Energy business during the fourth quarter of 2024.

- Management fees and incentive allocation to affiliate decreased by $9.6 million, due to a decrease in management and incentive fees to the Former Manager during 2024, with the Internalization effective May 28, 2024.

Other income (expense)

Total other expense increased by $68.0 million due to the following:

- Interest expense increased by $60.1 million, reflecting an increase in the average debt outstanding of approximately $779.3 million, primarily due to increases in (i) the Senior Notes due 2030 of $414.1 million, issued in November 2023 (ii) Senior Notes due 2031 of $525.0 million, issued in April 2024 (iii) Senior Notes due 2032 of $466.7 million, issued in June 2024, (iv) Senior Notes due 2033 of $124.4 million, issued in October 2024, partially offset by decreases in the (v) Senior Notes due 2025 of $489.6 million, which were redeemed in April 2024, (vi) Senior Notes due 2027 of $189.8 million, which were fully redeemed in October 2024, and the (vii) Revolving Credit Facility of $70.4 million.

- Loss on extinguishment of debt increased by $17.1 million, primarily due to the redemption of the Senior Notes due 2025 and Senior Notes due 2027.

- Other income increased by $9.8 million, primarily driven by a $10.8 million insurance settlement received within our Aviation Leasing Segment.

Provision for (benefit from) income taxes

The Provision for income taxes increased $65.3 million, primarily due to the benefit from income taxes recorded in 2023 in connection with a tax law change in Bermuda as well as the increase in income from leasing and Aerospace Products activities in jurisdictions subject to taxes. As the company's operations in these areas grew, so did the corresponding tax obligations, resulting in a higher provision for income taxes. This increase was partially offset by the tax benefit from the Internalization fee paid to the affiliate.

Net income (loss) from continuing operations

Net income from continuing operations decreased by $235.1 million, primarily due to the changes noted above.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased by $264.8 million, primarily due to the changes noted above.

Comparison of the years ended December 31, 2023 and 2022

Total revenues increased by $462.5 million, driven by the following:

- Aerospace products revenue increased by $276.5 million, primarily due to a $213.0 million increase in CFM56-7B, CFM56-5B and V2500 engines and module sales, a $44.7 million increase in parts inventory sales, $16.7 million increase due to engine management contracts, and other sales revenue of $2.0 million from the QuickTurn acquisition. See above discussion regarding presentation of asset sales.

- Asset sales revenue increased by $119.6 million, primarily due to an overall increase in the number of material sales transactions of commercial aircraft and engines. Specifically, 13 aircraft and 41 engines were sold in 2023 as compared to eight aircraft and 71 engines sold in 2022. See above discussion regarding presentation of asset sales.

- Maintenance revenue increased $42.5 million. Engine maintenance revenue increased by $26.5 million, driven by an increased number of engines on lease in 2023 as compared to 2022. Aircraft maintenance revenue increased $16.0 million primarily due to $20.1 million of maintenance reserves taken into revenue due to the early redelivery of five aircraft, partially offset by less aircraft on lease.

- Lease income increased by $28.6 million, primarily due to an increase in engine lease revenue of $19.7 million, driven by an increased number of engines on lease, partially offset by an increase in the number of engines redelivered. An increase of $7.4 million in the Offshore Energy business due to one of our vessel being on-hire longer in 2023 compared to 2022, and with a charterer at higher rates.

- Other revenue decreased by $4.7 million, primarily due to a decrease in assets with end-of-lease redelivery compensation. During 2023, eight aircraft and four engines had end-of-lease redelivery compensation, as compared to 18 aircraft and one engine in 2022.

Expenses

Total expenses increased by $206.7 million, driven by the following:

- Cost of sales increased by $253.7 million, primarily due to an increase of $170.8 million in our Aerospace Products segment, primarily due to increases in CFM56-7B, CFM56-5B and V2500 engine and module sales, parts inventory sales, and directly corresponds to components of increases in Aerospace products revenue over the same period. An increase of $82.9 million in the Aviation Leasing segment primarily due to an overall increase in the number of material sales transactions of commercial aircraft and engines, as well as the gross presentation of asset sales revenues and related costs of sales as described above.

- Gain on sale of assets, net decreased by $77.2 million, primarily due to the change in presentation of asset sales recorded during 2022. See above discussion regarding presentation of asset sales and impact on Gain on sale of assets, net.

- Depreciation and amortization increased by $17.0 million, primarily driven by an increase in the number of assets owned and on lease, partially offset by an increase in the number of aircraft redelivered and parted out into our engine leasing pool.

- Management fees and incentive allocation to affiliate increased by $14.5 million, primarily due to a $13.6 million increase in incentive fee due to the Former Manager driven by an increase in net income.

- Asset impairment decreased by $135.1 million, primarily due to the 2022 write down of aircraft and engines located in Russia and Ukraine that were deemed not recoverable. See Note 6 to the consolidated financial statements for additional information.

- Operating expenses decreased by $22.1 million, primarily due to the following:

  - a decrease of $43.4 million in the Aviation Leasing segment primarily as a result of a $41.4 million decrease in provision for credit losses as a result of the sanctions imposed on Russian airlines in 2022, a $2.5 million decrease in shipping and storage fees and repairs and maintenance expenses, partially offset by a $1.2 million increase in insurance expense.

  - an increase of $12.8 million in the Offshore Energy business which reflects increases in offshore crew expenses of $2.1 million, project costs of $3.9 million and other operating expenses of $1.3 million for one of our vessels driven by increased cost of operations based on the operating location of the vessel, as well as increased number of days on-hire. Additionally, repairs and maintenance expense increased $0.6 million due to repairs on one of our vessels.

  - an increase of $8.5 million in the Aerospace Products segment primarily due to a $7.2 million increase in commission expenses due to the increase in sales from the used material program as well as $1.2 million increase in shipping and storage fees as operations continued to ramp-up in 2023.

Other income (expense)

Total other expense decreased by $33.6 million, due to the following:

- Loss on extinguishment of debt of $19.9 million was recognized during 2022. This loss was related to the pay-down of the 2021 Bridge Loan, issued in December 2021 and February 2022, and the partial redemption of Senior Notes due 2025.

- Interest expense decreased $7.6 million, which reflects a decrease in the average outstanding debt of approximately $183.8 million primarily due to decreases in (i) the 2021 Bridge Loans of $178.3 million and (ii) the Senior Notes due 2025 of $116.7 million, which were partially redeemed in August 2022, partially offset by increases in (iii) the Revolving Credit Facility of $28.7 million and (iv) the Senior Notes due 2030 of $82.8 million, which were issued in November 2023.

- Other income increased $7.4 million primarily driven by a $5.3 million gain on consolidation of investment in connection with the QuickTurn acquisition within our Aerospace Products Segment and $1.0 million of interest income from the Company's investments in money market funds.

Provision for (benefit from) income taxes

The benefit from income taxes increased $65.1 million primarily due to the Company establishing a deferred tax asset of $72.2 million in connection with a tax law change in Bermuda, which was recorded as a benefit from income taxes during the fourth quarter of 2023. See Note 12 to the consolidated financial statements for additional information. The benefit was offset by a $7.1 million increase from income taxes primarily attributable to an increase in income generated from operating activities in jurisdictions subject to taxes. As the Company's operations in these areas grew, so did the corresponding tax obligations, resulting in a higher provision for income taxes.

Net income (loss) from continuing operations

Net income from continuing operations increased by $354.4 million, primarily due to the changes noted above.

Net loss from discontinued operations

Net loss from discontinued operations decreased by $101.4 million for the year ended December 31, 2023, compared to the prior year as these businesses have spun off and there is no corresponding activity in the current period.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased by $169.2 million, primarily due to the changes noted above.

Aviation Leasing Segment

As of December 31, 2024, in our Aviation Leasing segment, we own and manage 421 aviation assets, consisting of 109 commercial aircraft and 312 engines, including eight aircraft and seventeen engines that were still located in Russia.

As of December 31, 2024, 94 of our commercial aircraft and 181 of our engines were leased to operators or other third parties. Aviation assets currently off lease are either undergoing repair and/or maintenance, being prepared to go on lease or held in short term storage awaiting a future lease. Our aviation equipment was approximately 76% utilized during the three months ended December 31, 2024, based on the percent of days on-lease in the quarter weighted by the monthly average equity value of our aviation leasing equipment, excluding airframes. Our aircraft currently have a weighted average remaining lease term of 47 months, and our engines currently on-lease have an average remaining lease term of 22 months. The table below provides additional information on the assets in our Aviation Leasing segment, including transfers which involve aircraft breakdowns, engine transfers from leasing equipment to inventory for manufacturing and sales, and engine transfers from inventory to leasing equipment for rebuilding and sales:

Aviation Assets	Widebody	Narrowbody	Total
Aircraft			
Assets at January 1, 2024	**5**	**91**	**96**
Purchases	—	50	50
Sales	—	(3)	(3)
Transfers	—	(34)	(34)
Assets at December 31, 2024	**5**	**104**	**109**
Engines			
Assets at January 1, 2024	**32**	**235**	**267**
Purchases	4	134	138
Sales	(13)	(1)	(14)
Transfers	—	(79)	(79)
Assets at December 31, 2024	**23**	**289**	**312**

The following table presents our results of operations for our Aviation Leasing segment:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	'23 vs '22
Revenues					
Lease income	$ 234,411	$ 179,704	$ 159,068	$ 54,707	$ 20,636
Maintenance revenue	200,809	191,347	148,846	9,462	42,501
Asset sales revenue	192,176	303,141	183,535	(110,965)	119,606
Other revenue	1,041	7,419	11,499	(6,378)	(4,080)
Total revenues	628,437	681,611	502,948	(53,174)	178,663
Expenses					
Cost of sales	151,977	221,852	138,904	(69,875)	82,948
Operating expenses	35,495	37,876	81,232	(2,381)	(43,356)
Acquisition and transaction expenses	9,740	7,150	1,923	2,590	5,227
Depreciation and amortization	201,497	158,354	144,258	43,143	14,096
Asset impairment	962	2,121	137,219	(1,159)	(135,098)
Gain on sale of assets, net	—	—	(59,048)	—	59,048
Total expenses	399,671	427,353	444,488	(27,682)	(17,135)
Other income (expense)					
Equity in (losses) earnings of unconsolidated entities	(207)	(148)	740	(59)	(888)
Other income	14,669	1,300	246	13,369	1,054
Total other income	14,462	1,152	986	13,310	166
Income before income taxes	243,228	255,410	59,446	(12,182)	195,964
Provision for (benefit from) income taxes	32,979	(36,193)	2,502	69,172	(38,695)
Net income attributable to shareholders	$ 210,249	$ 291,603	$ 56,944	$ (81,354)	$ 234,659

The following table sets forth a reconciliation of net income attributable to shareholders to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	'23 vs '22
Net income attributable to shareholders	$ 210,249	$ 291,603	$ 56,944	$ (81,354)	$ 234,659
Add: Provision for (benefit from) income taxes	32,979	(36,193)	2,502	69,172	(38,695)
Add: Equity-based compensation expense	584	337	—	247	337
Add: Acquisition and transaction expenses	9,740	7,150	1,923	2,590	5,227
Add: Losses on the modification or extinguishment of debt and preferred shares and capital lease obligations	—	—	—	—	—
Add: Changes in fair value of non-hedge derivative instruments	—	—	—	—	—
Add: Asset impairment charges	962	2,121	137,219	(1,159)	(135,098)
Add: Incentive allocations	—	—	—	—	—
Add: Depreciation and amortization expense [1]	245,464	202,118	181,372	43,346	20,746
Add: Interest expense and dividends on preferred shares	—	—	—	—	—
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities [2]	(123)	104	925	(227)	(821)
Less: Equity in losses (earnings) of unconsolidated entities	207	148	(740)	59	888
Less: Non-controlling share of Adjusted EBITDA	—	—	—	—	—
Adjusted EBITDA (non-GAAP)	$ 500,062	$ 467,388	$ 380,145	$ 32,674	$ 87,243

[1] Includes the following items for the years ended December 31, 2024, 2023 and 2022: (i) depreciation expense of $201,497, $158,354 and $144,258, (ii) lease intangible amortization of $15,597, $15,126 and $13,913 and (iii) amortization for lease incentives of $28,370, $28,638 and $23,201, respectively.

[2] Includes the following items for the years ended December 31, 2024, 2023 and 2022: (i) net (loss) income of $(207), $(148) and $740 and (ii) depreciation and amortization of $84, $252 and $185, respectively.

Comparison of the years ended December 31, 2024 and 2023

Revenues

Total revenues decreased by $53.2 million, driven by the following:

- Asset sales revenue decreased by $111.0 million, primarily due to an overall decrease in the number of sales transactions of commercial aircraft and engines. Specifically, three aircraft and 14 engines were sold in 2024 as compared to 13 aircraft and 41 engines sold in 2023.

- Other revenue decreased by $6.4 million, primarily due to a decrease in end-of-lease redelivery compensation. During 2024, one aircraft and three engines had end-of-lease redelivery compensation, as compared to eight aircraft and four engines in 2023.

- Lease income increased by $54.7 million, due to an increase in engine lease revenue of $37.3 million and an increase in aircraft lease revenue of $17.5 million, driven by an increased number of engines and aircraft on lease.

- Maintenance revenue increased by $9.5 million. Engine maintenance revenue increased by $43.2 million, driven by an increased number of engines on lease in 2024 as compared to 2023. This increase was partially offset by a decrease in aircraft maintenance revenue of $32.7 million, primarily due to $20.1 million of higher maintenance reserves taken into revenue in 2023, partially offset by an increased number of aircraft on lease in 2024.

Expenses

Total expenses decreased by $27.7 million, driven by the following:

- Cost of sales decreased by $69.9 million, primarily due to an overall decrease in the number of sales transactions of commercial aircraft and engines and is in line with an overall decrease in the corresponding asset sales revenue. Specifically, three aircraft and 14 engines were sold in 2024 compared to 13 aircraft and 41 engines sold in 2023.

- Operating expenses decreased by $2.4 million, primarily driven by a decrease in bad debt expense of $5.9 million, partially offset by increases in legal fees of $2.7 million and repairs and maintenance expense of $1.0 million.

- Depreciation and amortization expense increased by $43.1 million, driven by an increase in the number of assets owned and on lease, partially offset by an increase in the number of aircraft redelivered and parted out into our engine leasing pool.

- Acquisition and transaction expenses increased by $2.6 million, primarily due to higher legal fees incurred in evaluating and completing strategic transactions.

Other income (expense)

Total other income increased by $13.3 million primarily driven by a $10.8 million insurance settlement as well as a $3.9 million increase in interest income earned on financing receivables during 2024.

Provision for (benefit from) income taxes

The Provision for income taxes increased by $69.2 million, primarily due to the benefit from income taxes recorded in 2023 in connection with a tax law change in Bermuda as well as the increase in income from leasing activities in jurisdictions subject to taxes. As the company's operations in these areas grew, so did the corresponding tax obligations, resulting in a higher provision for income taxes.

Net income

Net income decreased by $81.4 million, primarily due to the changes noted above.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased by $32.7 million, primarily due to the changes noted above.

Comparison of the years ended December 31, 2023 and 2022

Revenues

Total revenues increased by $178.7 million, driven by the following:

- Asset sales revenue increased by $119.6 million, primarily due to an increase in the number of material sales transactions of commercial aircraft and engines. Specifically, 13 aircraft and 41 engines were sold in 2023 as compared to eight aircraft and 71 engines sold in 2022. See above discussion regarding presentation of asset sales.

- Maintenance revenue increased by $42.5 million. Engine maintenance revenue increased by $26.5 million, driven by an increased number of engines on lease in 2023 as compared to 2022. Aircraft maintenance revenue increased $16.0 million, primarily due to $20.1 million of higher maintenance reserves taken into revenue due to the early redelivery of five aircraft, partially offset by less aircraft on lease.

- Lease income increased by $20.6 million, primarily due to an increase in engine lease revenue of $19.7 million, driven by an increased number of engines on lease, partially offset by an increase in the number of engines redelivered.

- Other revenue decreased $4.1 million primarily due to a decrease in end-of-lease redelivery compensation. During 2023, eight aircraft and four engines had end-of-lease redelivery compensation, as compared to 18 aircraft and one engine in 2022.

Expenses

Total expenses decreased by $17.1 million, driven by the following:

- Asset impairment decreased by $135.1 million, primarily due to the 2022 write down of aircraft and engines located in Russia and Ukraine that were deemed not recoverable. See Note 6 to the consolidated financial statements for additional information.

- Operating expenses decreased by $43.4 million, primarily driven by the $41.4 million decrease in provision for credit losses as a result of the sanctions imposed on Russian airlines in 2022, a $2.5 million decrease in shipping and storage fees and repairs and maintenance expenses, partially offset by a $1.2 million increase in insurance expense.

- Cost of sales increased by $82.9 million, primarily due to an overall increase in the number of material sales transactions of commercial aircraft and engines, as well as the gross presentation of asset sales revenues and related costs of sales as described above. Specifically, 13 aircraft and 41 engines were sold in 2023 as compared to eight aircraft and 71 engines sold in 2022.

- Gain on sale of assets, net decreased by $59.0 million, due to the change in presentation of asset sales recorded during 2022. See above discussion regarding presentation of asset sales and impact on Gain on sale of assets, net.

- Depreciation and amortization expense increased by $14.1 million, driven by an increase in the number of assets owned and on lease, partially offset by an increase in the number of aircraft redelivered and parted out into our engine leasing pool.

- Acquisition and transaction expense increased by $5.2 million, driven by higher costs associated with the acquisition of aviation leasing equipment.

Provision for (benefit from) income taxes

The benefit from income taxes increased $38.7 million primarily due to the Company establishing a deferred tax asset of $46.6 million in connection with a tax law change in Bermuda, which was recorded as a benefit from income taxes during the fourth quarter of 2023. See Note 12 to the consolidated financial statements for additional information. The benefit was offset by a $7.9 million increase from income taxes primarily attributable to an increase in income generated from leasing activities in jurisdictions subject to taxes. As the Company's operations in these areas grew, so did the corresponding tax obligations, resulting in a higher provision for income taxes.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased by $87.2 million, primarily due to the changes noted above.

Aerospace Products Segment

The Aerospace Products segment, through our maintenance facilities, equity method investment and exclusivity arrangements, develops and manufactures, repairs/refurbishes and sells aircraft engines and aftermarket components primarily for the CFM56-7B, CFM56-5B and V2500 commercial aircraft engines. Our engine, module and parts sales are facilitated through a dedicated commercial maintenance program, designed to focus on modular and parts repair and refurbishment of CFM56-7B, CFM56-5B and V2500 engines. In September 2024, we acquired LMCES to further enhance this business and establish permanent engine and module manufacturing capabilities. Refer to Note 4 "Acquisition of Lockheed Martin Commercial Engine Solutions", for additional information. In addition, other serviceable used modules and parts are sold through our exclusive partnership, who is responsible for the teardown, repair, marketing and sales of parts from our CFM56 engine pool. In December 2023, we acquired the remaining interest in Quick Turn Engine Center LLC or "QuickTurn" (previously iAero Thrust LLC), a hospital maintenance and testing facility dedicated to the CFM56 engine. Refer to Note 5 "Acquisition of QuickTurn", for additional information. We also hold a 25% interest in the Advanced Engine Repair JV which focuses on developing new cost savings programs for engine repairs.

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	'23 vs '22
Aerospace products revenue	$ 1,079,821	$ 454,970	$ 178,515	$ 624,851	$ 276,455
Expenses					
Cost of sales	673,907	280,280	109,481	393,627	170,799
Operating expenses	23,818	20,459	11,967	3,359	8,492
Acquisition and transaction expenses	4,906	1,722	243	3,184	1,479
Depreciation and amortization	6,630	661	258	5,969	403
Gain on sale of assets, net	—	—	(18,163)	—	18,163
Total expenses	709,261	303,122	103,786	406,139	199,336
Other income (expense)					
Equity in losses of unconsolidated entities	(1,993)	(1,458)	(1,109)	(535)	(349)
Other income	—	5,347	—	(5,347)	5,347
Total other (expense) income	(1,993)	3,889	(1,109)	(5,882)	4,998
Income before income taxes	368,567	155,737	73,620	212,830	82,117
Provision for (benefit from) income taxes	22,221	(24,440)	2,961	46,661	(27,401)
Net income attributable to shareholders	$ 346,346	$ 180,177	$ 70,659	$ 166,169	$ 109,518

The following table sets forth a reconciliation of net income attributable to shareholders to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	'23 vs '22
Net income attributable to shareholders	$ **346,346**	$ 180,177	$ 70,659	$ 166,169	$ 109,518
Add: Provision for (benefit from) income taxes	**22,221**	(24,440)	2,961	46,661	(27,401)
Add: Equity-based compensation expense	**309**	225	—	84	225
Add: Acquisition and transaction expenses	**4,906**	1,722	243	3,184	1,479
Add: Losses on the modification or extinguishment of debt and preferred shares and capital lease obligations	**—**	—	—	—	—
Add: Changes in fair value of non-hedge derivative instruments	**—**	—	—	—	—
Add: Asset impairment charges	**—**	—	—	—	—
Add: Incentive allocations	**—**	—	—	—	—
Add: Depreciation and amortization expense	**6,630**	661	258	5,969	403
Add: Interest expense and dividends on preferred shares	**—**	—	—	—	—
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities [1]	**(1,769)**	206	(885)	(1,975)	1,091
Less: Equity in losses of unconsolidated entities	**1,993**	1,458	1,109	535	349
Less: Non-controlling share of Adjusted EBITDA	**—**	—	—	—	—
Adjusted EBITDA (non-GAAP)	$ **380,636**	$ 160,009	$ 74,345	$ 220,627	$ 85,664

_____

[1] Includes the following items for the years ended December 31, 2024, 2023 and 2022: (i) net loss of $1,993, $1,458 and $1,109 (ii) depreciation and amortization of $224, $1,236 and $224 and (iii) acquisition and transaction expense of $0, $428, $0, respectively.

Comparison of the years ended December 31, 2024 and 2023

Revenues

Total Aerospace products revenue increased by $624.9 million, primarily due to a $546.0 million increase in CFM56-7B, CFM56-5B and V2500 engine and module sales, a $28.5 million increase in parts inventory sales, and other revenues of $47.7 million from the QuickTurn and LMCES acquisitions.

Expenses

Total expenses increased by $406.1 million, due to the following:

- Cost of sales increased by $393.6 million, primarily due to increases in CFM56-7B, CFM56-5B and V2500 engine and module sales, parts inventory sales, and directly corresponds to components of increases in Aerospace products revenue over the same period.

- Depreciation and amortization increased by $6.0 million due to the acquisitions of LMCES in Q3 2024 and QuickTurn in Q4 2023.

- Operating expenses increased by $3.4 million, primarily due to the acquisition of LMCES in Q3 2024.

- Acquisition and transaction expenses increased by $3.2 million, primarily driven by higher professional fees incurred in evaluating and completing strategic transactions.

Provision for (benefit from) income taxes

The Provision for income taxes increased by $46.7 million, primarily due to the benefit from income taxes recorded in 2023 in connection with a tax law change in Bermuda as well as the increase in income from Aerospace Products activities in jurisdictions subject to taxes. As the company's operations in these areas grew, so did the corresponding tax obligations, resulting in a higher provision for income taxes.

Net income

Net income increased by $166.2 million, primarily due to the changes noted above.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased by $220.6 million, primarily due to the changes noted above.

Comparison of the years ended December 31, 2023 and 2022

Revenues

Total Aerospace products revenue increased by $276.5 million, primarily due to a $213.0 million increase in CFM56-7B, CFM56-5B and V2500 engine and module sales, a $44.7 million increase in parts inventory sales, $16.7 million increase in revenue from engine management contracts, and other revenues of $2.0 million from the QuickTurn acquisition. See above discussion regarding presentation of asset sales.

Expenses

Total expenses increased by $199.3 million, primarily due to the following:

- Cost of sales increased by $170.8 million, primarily due to increases in CFM56-7B, CFM56-5B and V2500 engine and module sales, parts inventory sales, and directly corresponds to components of increases in Aerospace products revenue over the same period and the gross presentation described above.

- Gain on sale of assets, net decreased by $18.2 million, primarily due to the change in presentation of asset sales recorded during 2022. See above discussion regarding presentation of asset sales and impact on Gain on sale of assets, net.

- Operating expenses increased by $8.5 million, primarily due to a $7.2 million increase in commission expenses due to the increase in sales from the used material program as well as a $1.2 million increase in shipping and storage fees as operations continued to ramp-up in 2023.

Other income (expense)

Total other income increased $5.0 million, which primarily reflects an increase of $5.3 million in gain on consolidation of investment in connection with the QuickTurn acquisition, offset by an increase of $0.3 million in our proportionate share of unconsolidated entities' net loss.

Provision for (benefit from) income taxes

The benefit from income taxes increased $27.4 million primarily due to the Company establishing a deferred tax asset of $25.6 million in connection with a tax law change in Bermuda, which was recorded as a benefit from income taxes during the fourth quarter of 2023. See Note 12 to the consolidated financial statements for additional information.

Net income

Net income increased by $109.5 million, primarily due to the changes noted above.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased by $85.7 million, primarily due to the changes noted above.

Corporate and Other

The following table presents our results of operations:

(in thousands)	Year Ended December 31,			Change	
	2024	2023	2022	'24 vs '23	'23 vs '22
Revenues					
Lease income	$ 20,927	$ 28,232	$ 20,246	$ (7,305)	$ 7,986
Other revenue	5,716	6,083	6,702	(367)	(619)
Total revenues	26,643	34,315	26,948	(7,672)	7,367
Expenses					
Operating expenses	56,548	51,828	39,065	4,720	12,763
General and administrative	14,263	13,700	14,164	563	(464)
Acquisition and transaction expenses	17,650	6,322	11,041	11,328	(4,719)
Management fees and incentive allocation to affiliate	8,449	18,037	3,562	(9,588)	14,475
Internalization fee to affiliate	300,000	—	—	300,000	—
Depreciation and amortization	9,937	10,862	8,401	(925)	2,461
Gain on sale of assets, net	(18,705)	—	—	(18,705)	—
Total expenses	388,142	100,749	76,233	287,393	24,516
Other income (expense)					
Loss on extinguishment of debt	(17,101)	—	(19,859)	(17,101)	19,859
Interest expense	(221,721)	(161,639)	(169,194)	(60,082)	7,555
Other income (expense)	2,695	943	(39)	1,752	982
Total other expense	(236,127)	(160,696)	(189,092)	(75,431)	28,396
Loss before income taxes	(597,626)	(227,130)	(238,377)	(370,496)	11,247
(Benefit from) provision for income taxes	(49,713)	833	(163)	(50,546)	996
Net loss	(547,913)	(227,963)	(238,214)	(319,950)	10,251
Less: Dividends on preferred shares	32,763	31,795	27,164	968	4,631
Less: Loss on redemption of preferred shares	7,998	—	—	7,998	—
Net loss attributable to shareholders from continuing operations	$ (588,674)	$ (259,758)	$ (265,378)	$ (327,948)	$ 5,620

The following table sets forth a reconciliation of net loss attributable to shareholders to Adjusted EBITDA:

(in thousands)	Year Ended December 31,			Change	
	2024	**2023**	**2022**	**'24 vs '23**	**'23 vs '22**
Net loss attributable to shareholders from continuing operations	$ (588,674)	$ (259,758)	$ (265,378)	$ (328,916)	$ 5,620
Add: (Benefit from) provision for income taxes	(49,713)	833	(163)	(50,546)	996
Add: Equity-based compensation expense	5,113	1,076	—	4,037	1,076
Add: Acquisition and transaction expenses	17,650	6,322	11,041	11,328	(4,719)
Add: Losses on the modification or extinguishment of debt and preferred shares and capital lease obligations	25,099	—	19,859	25,099	(19,859)
Add: Changes in fair value of non-hedge derivative instruments	—	—	—	—	—
Add: Asset impairment charges	—	—	—	—	—
Add: Incentive allocations	7,456	17,116	3,489	(9,660)	13,627
Add: Depreciation and amortization expense	9,937	10,862	8,401	(925)	2,461
Add: Interest expense and dividends on preferred shares	254,484	193,434	196,358	61,050	(2,924)
Add: Internalization fee to affiliate	300,000	—	—	300,000	—
Add: Pro-rata share of Adjusted EBITDA from unconsolidated entities	—	—	—	—	—
Less: Equity in (earnings) losses of unconsolidated entities	—	—	—	—	—
Less: Non-controlling share of Adjusted EBITDA	—	—	—	—	—
Adjusted EBITDA (non-GAAP)	$ (18,648)	$ (30,115)	$ (26,393)	$ 11,467	$ (3,722)

Comparison of the years ended December 31, 2024 and 2023

Revenues

Total revenues decreased by $7.7 million, primarily due to a $7.3 million decrease in the Lease income. Lease income declined primarily due to one of our vessels in the Offshore Energy business having fewer days on-hire in 2024 compared to 2023, as well as the sale of the two vessels during 2024.

Expenses

Total expenses increased by $287.4 million, due to the following:

- Internalization fee to affiliate increased by $300.0 million for the Internalization effective May 28, 2024.

- Acquisition and transaction expenses increased by $11.3 million, primarily due to higher legal and other professional fees incurred for the Internalization on May 28, 2024 and the acquisition of LMCES on September 9, 2024.

- Gain on sale of assets, net, increased $18.7 million due to the sale of the two vessels within the Offshore Energy business.

- Management fees and incentive allocation to affiliate decreased by $9.6 million, due to a decrease in management and incentive fees to the Former Manager during 2024, with the Internalization effective May 28, 2024, as compared to fees paid during the year ended 2024 compared to 2023.

Other income (expense)

Total other expense increased by $75.4 million, due to the following:

- Interest expense increased by $60.1 million, reflecting an increase in the average debt outstanding of approximately $779.3 million, primarily due to increases in (i) the Senior Notes due 2030 of $414.1 million, issued in November 2023 (ii) Senior Notes due 2031 of $525.0 million, issued in April 2024 (iii) Senior Notes due 2032 of $466.7 million, issued in June 2024, (iv) Senior Notes due 2033 of $124.4 million, issued in October 2024, partially offset by decreases in the (v) Senior Notes due 2025 of $489.6 million, which were redeemed in April 2024, (vi) Senior Notes due 2027 of $189.8 million, which were fully redeemed in October 2024, and the (vii) Revolving Credit Facility of $70.4 million.

- Loss on extinguishment of debt increased by $17.1 million, driven by the redemption of Senior Notes due 2025 and a redemption of Senior Notes due 2027.

- Other income increased by $1.8 million, driven by interest income generated from the Company's investments in money market funds.

(Benefit from) provision for income taxes

The benefit from income taxes increased by $50.5 million. This increase was primarily attributable to a substantial tax benefit arising from the Internalization fee paid to the affiliate. The fee provided a favorable impact on the company's overall tax position.

Net loss

Net loss increased by $320.0 million, primarily due to the changes noted above.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA increased by $11.5 million, primarily due to the changes noted above.

Comparison of the years ended December 31, 2023 and 2022

Revenues

Total revenues increased by $7.4 million, primarily due to an increase in the Offshore Energy business, as one of our vessels was on-hire longer in 2023 compared to 2022, and with a charterer at higher rates.

Expenses

Total expenses increased by $24.5 million, due to the following:

- Management fees and incentive allocation to affiliate increased by $14.5 million, primarily due to a $13.6 million increase in incentive fee due to the Former Manager driven by an increase in net income.

- Operating expenses increased by $12.8 million, primarily due to increases in the Offshore Energy business, driven by increases in offshore crew expenses of $2.1 million, project costs of $3.9 million and other operating expenses of $1.3 million for one of our vessels. The increase in the other operating expenses were driven by the operational location of the vessel, as well as the increased number of days on-hire. Additionally, repairs and maintenance expense increased $0.6 million due to repairs on one of our vessels.

- Depreciation and amortization increased by $2.5 million, primarily due to new assets being placed into service in the Offshore Energy business.

- Acquisition and transaction expenses decreased $4.7 million, primarily due to lower professional fees related to strategic transactions.

Other income (expense)

Total other expense decreased by $28.4 million, due to the following:

- Loss on extinguishment of debt decreased by $19.9 million driven by the 2022 pay-down of the 2021 Bridge Loans and the partial redemption of the Senior Notes due 2025.

- Interest expense decreased $7.6 million, which reflects a decrease in the average outstanding debt of approximately $183.8 million primarily due to decreases in (i) the 2021 Bridge Loans of $178.3 million and (ii) the Senior Notes due 2025 of $116.7 million, which were partially redeemed in August 2022, partially offset by increases in (iii) the Revolving Credit Facility of $28.7 million and (iv) the Senior Notes due 2030 of $82.8 million, which were issued in November 2023.

Net loss

Net loss decreased by $10.3 million, primarily due to the changes noted above.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA decreased $3.7 million, primarily due to the changes noted above.

Transactions with Affiliates and Affiliated Entities

Prior to May 28, 2024, FTAI Aviation Ltd. operated under the Management Agreement with the Former Manager, and the Master GP, each an affiliate of Fortress. For their services, the Former Manager was entitled to management fees and the Master GP was entitled to certain incentive allocations, both defined in, and in accordance with the terms of, the Management Agreement. On May 28, 2024, the Company entered into the Internalization Agreement, pursuant to which the Management Agreement was terminated effective May 28, 2024 (the "Effective Date"), except that certain indemnification and other obligations survive, and the Company internalized its management functions (such transactions, the "Internalization"). As a result of the Internalization, the Company ceased to be externally managed and operates as an internally managed company. In connection with the termination of the Management Agreement, the Company (i) agreed to pay the Former Manager (for itself and on behalf of the Master GP, as applicable) $150.0 million (the "Cash Consideration"), the compensation accrued and payable, but not yet paid, under the Management Agreement, and the expenses that were reimbursable, but not yet reimbursed, under the Management Agreement; (ii) issued to the Former Manager (for itself and on behalf of the Master GP, as applicable) 1,866,949 ordinary shares of the Company (the "Share Consideration"); and (iii) purchased from Master GP all of its partnership interests in FTAI Aviation Holdco Ltd., a subsidiary of the Company, in exchange for $30 thousand. In addition, the Former Manager repaid to the Company certain annual bonus payments due to certain employees of the Former Manager or its affiliates who provide services to the Company with respect to the 2024 calendar year on a pro rata basis. The Company financed the cash payments through one or more debt financings, along with cash on hand.

Potential conflicts of interest may arise with respect to our decisions regarding how to allocate investment opportunities between us and partnerships in our Strategic Capital Initiative. Allocating investment opportunities appropriately frequently involves significant and subjective judgments. Investors in our Strategic Capital Initiative and our shareholders may perceive conflicts of interest regarding such investment decisions, which could harm our reputation with such investors and our shareholders. See "Risks Related to Our Business-Our Strategic Capital Initiative involves certain risks which could adversely affect our business, prospects, financial condition, results of operations and cash flows."

Geographic Information

Please refer to Note 14 of our consolidated financial statements included in Item 8 in this Annual Report on Form 10-K for a report, by geographic area for each segment, of revenues from our external customers and lessees, for the years ended December 31, 2024, 2023 and 2022, as well as a report of our total property, plant and equipment as of December 31, 2024 and 2023.

Liquidity and Capital Resources

On October 9, 2024, we issued $500.0 million aggregate principal amount of senior unsecured notes due 2033. Using a portion of the net proceeds, the Company redeemed the remaining $130.5 million aggregate principal amount of Senior Notes due 2027, plus accrued and unpaid interest. The Company used the remaining net proceeds to pay down in full the Company's Revolving Credit Facility, with any excess proceeds intended for general corporate purposes, including funding acquisitions and investments.

We believe we have sufficient liquidity to satisfy our cash needs, however, we continue to evaluate and take action, as necessary, to preserve adequate liquidity and ensure that our business can continue to operate during various environments. This includes limiting discretionary spending across the organization and re-prioritizing our investments as necessary. On December 30, 2024, we announced the launch of a Strategic Capital Initiative in collaboration with third-party institutional investors. The Strategic Capital Initiative, and its related partnerships, will allow us to maintain an asset-light business model while the partnerships actively acquire on-lease narrowbody aircraft at scale. We have agreed that the related partnerships will be the primary buyer of on-lease 737NG and A320ceo aircraft. We expect to provide aircraft management services to the related partnerships for which the Company will receive customary, market-based compensation. The Company also expects to make minority investment in the related partnerships.

Our principal uses of liquidity have been and continue to be (i) acquisitions of aircraft and engines, (ii) dividends to our ordinary and preferred shareholders, (iii) expenses associated with our operating activities, and (iv) debt service obligations associated with our investments. In the future, instead of acquiring on-lease aircraft directly, as part of the Strategic Capital Initiative, we will invest in the related partnerships and such partnerships will acquire on-lease aircraft.

- Cash used for the purpose of making investments was $1,526.2 million, $861.5 million and $831.5 million during the years ended December 31, 2024, 2023, and 2022, respectively.

- Distributions to shareholders, including cash dividends, were $154.3 million, $151.6 million and $155.6 million during the years ended December 31, 2024, 2023 and 2022, respectively.

- Uses of liquidity associated with our operating expenses are captured on a net basis in our cash flows from operating activities. Uses of liquidity associated with our debt obligations are captured in our cash flows from financing activities.

Our principal sources of liquidity to fund these uses have been and continue to be (i) revenues from our aviation assets (including finance lease collections and maintenance reserve collections) net of operating expenses, (ii) proceeds from borrowings or the issuance of securities and (iii) proceeds from asset sales.

- Cash flows from operating activities, plus the principal collections on finance leases and maintenance reserve collections were $(136.5) million, $163.0 million and $29.4 million during the years ended December 31, 2024, 2023, and 2022, respectively.

- During the year ended December 31, 2024, additional borrowings were obtained in connection with the (i) Senior Notes due 2033 of $500.0 million, (ii) Senior Notes due 2032 of $800.0 million, (iii) Senior Notes due 2031 of $700.0 million and (iv) Revolving Credit Facility of $745.0 million. We made total principal repayments of (i) $650.0 million related to the Senior Notes due 2025, (ii) $745.0 million relating to the Revolving Credit Facility and (iii) $400.0 million related to the Senior Notes due 2027.

  During the year ended December 31, 2023, additional borrowings were obtained in connection with the (i) Revolving Credit Facility of $455.0 million and (ii) Senior Notes Due 2030 of $500.0 million. We made total principal repayments of $605.0 million relating to the Revolving Credit Facility.

  During the year ended December 31, 2022, additional borrowings were obtained in connection with the (i) 2021 Bridge Loans of $239.5 million (ii) Revolving Credit Facility of $565.0 million and (iii) EB-5 Loan Agreement of $9.5 million. We made total principal repayments of (i) $604.5 million relating to the Revolving Credit Facility, (ii) $340.0 million related to the 2021 Bridge Loans and (iii) $200.0 million related to the Senior Notes due 2025.

- Proceeds from the sale of assets were $969.3 million, $477.9 million and $414.2 million during the years ended December 31, 2024, 2023, and 2022, respectively.

- Proceeds from the issuance of preferred shares, net of underwriters discount and issuance costs, were $61.7 million during the year ended December 31, 2023. There were no issuances of preferred shares during the years ended December 31, 2024 and 2022. In October 2024, the Company redeemed in full the outstanding Series A preferred shares at a redemption price equal to $25.00 per share in cash, plus $1.6 million of accumulated and unpaid distributions thereon to, but not including, the redemption date of October 29, 2024.

On May 28, 2024, we entered into definitive agreements with the Former Manager and Master GP to internalize our management function. As part of the termination of the Management Agreement, we agreed to pay $150.0 million to the Former Manager. Following the internalization of management on May 28, 2024, we no longer pay a management fee or incentive distribution to the Former Manager or Master GP. Consequently, we have assumed general and administrative, and compensation and benefit expenses directly. We anticipate a savings in operation costs as a result of the Internalization.

We are currently evaluating several potential transactions and related financings, including, but not limited to, certain additional debt and equity financings, which could occur within the next 12 months. None of these potential transactions, negotiations, or financings are definitive or included within our planned liquidity needs. We cannot assure if or when any such transaction will be consummated or the terms of any such transaction or related financing.

Historical Cash Flow

The following table presents our historical cash flow from both continuing and discontinued operations:

	Year Ended December 31,		
(in thousands)	**2024**	**2023**	**2022**
Cash flow data:			
Net cash used in operating activities	$ (187,956)	$ 128,982	$ (20,657)
Net cash used in investing activities	(469,498)	(373,349)	(411,253)
Net cash provided by financing activities	681,814	282,208	44,914

Comparison of the years ended December 31, 2024 and 2023

Net cash used in operating activities increased $316.9 million, which primarily reflects (i) a decrease in our Net income of $235.1 million and increases in (ii) Changes in working capital of $178.5 million and (iii) Gain on sale of assets of $217.2 million, partially offset by certain adjustments to reconcile net income to cash used in operating activities including increases in (iv) Non-cash termination fee to affiliate (issuance of ordinary shares) of $150.0 million, (v) Deferred income taxes of $61.7 million, (vi) Depreciation and amortization of $48.2 million, a decrease in (vii) Security deposits and maintenance claims included in earnings of $23.8 million, an increase in (viii) Loss on extinguishment of debt of $17.1 million and a decrease in (ix) Other of $6.4 million

Net cash used in investing activities increased $96.1 million primarily due to increases in (i) Acquisition of leasing equipment of $397.6 million, (ii) Deposits for leasing equipment of $134.4 million, (iii) Acquisition of business, net of cash acquired of $118.0 million and (iv) Investments in financing receivables of $66.9 million, partially offset by higher (v) Proceeds from sale of assets of $491.4 million and (vi) Proceeds (refunds) from deposits on sale of leasing equipment of $78.4 million, and decreases in (vii) Acquisition of lease intangibles of $24.1 million, (viii) Investment in unconsolidated entities of $19.5 million and (ix) Investment in promissory notes of $11.5 million.

Net cash provided by financing activities increased $399.6 million primarily due to increases in (i) Proceeds from debt of $1,630.2 million and (ii) Receipt of maintenance deposits under operating lease agreements of $19.0 million, partially offset by increases in (iii) Repayment of debt of $1,067.3 million and (iv) Redemption of preferred shares of $105.4 million, a decrease in (v) Proceeds from issuance of preferred shares, net of underwriter's discount and issuance costs of $61.7 million, and increases in (vi) Release of maintenance deposits under operating lease agreements of $6.9 million and (vii) Payment of deferred financing costs of $5.2 million.

Cash Flows of Discontinued Operations

The cash flows related to discontinued operations have not been segregated and are included in the Consolidated Statements of Cash Flows for all periods presented. Cash used in operating activities from discontinued operations were $63.9 million for the year ended December 31, 2022. Cash used in investing activities from discontinued operations were $136.3 million for the year ended December 31, 2022.

The absence of cash flows from discontinued operations is not expected to adversely affect our liquidity or our ability to fund capital expenditures or working capital needs.

Contractual Obligations

Our material cash requirements include the following contractual and other obligations:

Debt Obligations—As of December 31, 2024, we had outstanding principal and interest payment obligations of $3.5 billion and $1.4 billion through the maturity date of the debt, respectively, of which only interest payments of $229.8 million are due in the next twelve months. See Note 9 to the consolidated financial statements for additional information about our debt obligations.

Lease Obligations—As of December 31, 2024, we had outstanding operating and finance lease obligations of $37.5 million, of which, $2.9 million is due in the next twelve months.

Other Cash Requirements—In addition to our contractual obligations, we pay quarterly cash dividends on our ordinary shares and preferred shares, which are subject to change at the discretion of our Board of Directors. During 2024, we declared cash dividends of $121.6 million and $32.8 million on our ordinary shares and preferred shares, respectively.

We expect to meet our future short-term liquidity requirements through cash on hand, unused borrowing capacity or future financings and net cash provided by our current operations. We expect that our operating subsidiaries will generate sufficient cash flow to cover operating expenses and the payment of principal and interest on our indebtedness as they become due. We may elect to meet certain long-term liquidity requirements or to continue to pursue strategic opportunities through utilizing cash on hand, cash generated from our current operations and the issuance of securities in the future. Management believes adequate capital and borrowings are available from various sources to fund our commitments to the extent required.

Critical Accounting Estimates and Policies

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Note 2 to the consolidated financial statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements.

Operating Leases—We lease equipment pursuant to operating leases. Operating leases with fixed rentals and step rentals are recognized on a straight-line basis over the term of the lease, assuming no renewals. Revenue is not recognized when collection is not reasonably assured. When collectability is not reasonably assured, the lessee is placed on non-accrual status and revenue is recognized when cash payments are received.

Generally, under our aircraft lease and engine agreements, the lessee is required to make periodic maintenance payments calculated based on the lessee's utilization of the leased asset or at the end of the lease. Typically, under our aircraft lease agreements, the lessee is responsible for maintenance, repairs and other operating expenses throughout the term of the lease. These periodic maintenance payments accumulate over the term of the lease to fund major maintenance events, and we are contractually obligated to return maintenance payments to the lessee up to the cost of maintenance paid by the lessee. In the event the total cost of maintenance events over the term of a lease is less than the cumulative maintenance payments, we are not required to return any unused or excess maintenance payments to the lessee.

Maintenance payments received for which we expect to repay to the lessee are presented as Maintenance Deposits in our Consolidated Balance Sheets. All excess maintenance payments received that we do not expect to repay to the lessee are recorded as Maintenance revenue. Estimates in recognizing revenue include mean time between removal, projected costs for engine maintenance and forecasted utilization of aircraft which are affected by historical usage patterns and overall industry, market and economic conditions. Significant changes to these estimates could have a material effect on the amount of revenue recognized in the period.

For purchase and lease back transactions, we account for the transaction as a single arrangement. We allocate the consideration paid based on the relative fair value of the aircraft and lease. The fair value of the lease may include a lease premium or discount, which is recorded as a favorable or unfavorable lease intangible.

Asset sales revenue—Asset sales revenue primarily consists of the transaction price related to the sale of aircraft and aircraft engines from our Aviation Leasing segment. From time to time, the Company may also assign the related lease agreements to the customer as part of the sale of these assets. We routinely sell leasing equipment to customers and such transactions are considered recurring and ordinary in nature to our business. As such, these sales are accounted for within the scope of ASC 606. Revenue is recognized when a performance obligation is satisfied by transferring control over an asset to a customer. Revenue is recorded with corresponding costs of sales, presented on a gross basis in the Consolidated Statements of Operations. See Note 14 for additional information.

Maintenance Payments—Typically, under an operating lease of aircraft, the lessee is responsible for performing all maintenance and is generally required to make maintenance payments to us for heavy maintenance, overhaul or replacement of certain high-value components of the aircraft or engine. These maintenance payments are based on hours or cycles of utilization or on calendar time, depending on the component, and are generally required to be made monthly in arrears. If a lessee is making monthly maintenance payments, we would typically be obligated to reimburse the lessee for costs they incur for heavy maintenance, overhaul or replacement of certain high-value components to the extent of maintenance payments received in respect of the specific maintenance event, usually shortly following the completion of the relevant work.

We record the portion of maintenance payments paid by the lessee that are expected to be reimbursed as maintenance deposits in the Consolidated Balance Sheets. Reimbursements made to the lessee upon the receipt of evidence of qualifying maintenance work are recorded against the maintenance deposit liability.

In certain acquired leases, we or the lessee may be obligated to make a payment to the other party at lease termination based on redelivery conditions stipulated at the inception of the lease. When the lessee is required to return the aircraft in an improved maintenance condition, we record a maintenance right asset, as a component of other assets in the Consolidated Balance sheets, for the estimated value of the end-of-life maintenance payment at acquisition. We recognize payments received as end-of-lease compensation adjustments, within lease income or as a reduction to the maintenance right asset, when payment is received or collectability is assured. In the event we are required to make payments at the end of the lease for redelivery conditions, amounts are accrued as additional maintenance liability and expensed when we are obligated and can reasonably estimate such payments.

Leasing Equipment and Depreciation—Leasing equipment is stated at cost (inclusive of capitalized acquisition costs, where applicable) and depreciated using the straight-line method, over estimated useful lives, to estimated residual values which are summarized as follows:

Asset	Range of Estimated Useful Lives	Residual Value Estimates
Aircraft	25 years from date of manufacture	Generally not to exceed 15% of manufacturer's list price when new
Aircraft engines	2 - 6 years, based on maintenance adjusted service life	Sum of engine core salvage value plus the estimated fair value of life limited parts

Impairment of Long-Lived Assets—We perform a recoverability assessment of each of our long-lived assets whenever events or changes in circumstances, or indicators, indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include, but are not limited to, a significant lease restructuring or early lease termination; significant traffic decline; a significant change in market conditions; or the introduction of newer technology and the length of time an asset is off lease related to leasing equipment or engines. When performing a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its net book value. The undiscounted cash flows consist of cash flows from currently contracted leases and contracts, future projected leases, transition costs, estimated down time and estimated residual or scrap values. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.

Management develops the assumptions used in the recoverability analysis based on its knowledge of active contracts, current and future expectations of the global demand for a particular asset and historical experience in the leasing markets, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, residual values, economic conditions, technology, demand for a particular asset type and other factors.

Recent Accounting Pronouncements

Please see Note 2 to our consolidated financial statements included elsewhere in this filing for recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in value of a financial instrument, caused by fluctuations in interest rates and foreign exchange rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including the U.S. government's monetary and tax policies, global economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposure relates to our term loan arrangements.

Our borrowing agreements generally require payments based on a variable interest rate index, such as SOFR. Therefore, to the extent our borrowing costs are not fixed, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding increase in rents or cash flow from our leases. We may elect to manage our exposure to interest rate movements through the use of interest rate derivatives (interest rate swaps and caps).

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential interest expense impacts on our financial instruments and, in particular, does not address the mark-to-market impact on our interest rate derivatives, if any. It also does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

As of December 31, 2024, assuming we do not hedge our exposure to interest rate fluctuations related to our outstanding floating rate debt, a hypothetical 100-basis point increase/decrease in our variable interest rate on our borrowings would not have increased or decreased interest expense over the next 12 months.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements:

Consolidated Financial Statements of FTAI Aviation Ltd.:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of FTAI Aviation Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FTAI Aviation Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 3, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of Maintenance Revenue for Aircraft Leases

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company recognizes maintenance revenue for aircraft leases related to the portion of maintenance payments received from lessees that are not expected to be reimbursed for major maintenance events. Maintenance revenue totaled $200.8 million for the year ended December 31, 2024, a portion of which relates to maintenance revenue for aircraft leases.

Auditing maintenance revenue for aircraft leases was challenging due to the estimation involved in the Company's complex modeling process. The estimation is sensitive to certain assumptions in the model such as the mean time between removal (MTBR) and forecasted utilization of the aircraft, which are affected by historical usage patterns and market conditions. Significant changes to the MTBR assumption could have a material effect on the amount of maintenance revenue on lease aircraft recognized in the period.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for recognizing maintenance revenue for aircraft leases, including controls over management's review of the estimated timing of major maintenance events as described above.
	To test maintenance revenue for aircraft leases, we performed audit procedures that included, among others, assessing the Company's revenue recognition methodology and testing the MTBR assumption described above for a sample of aircraft. For example, we compared the MTBR assumption to data provided by a third-party specialist, assessed the accuracy of the historical usage patterns and the calculation of the forecasted utilization, and assessed the Company's retrospective review of timing of estimated maintenance events to actual results to assess the historical accuracy of the MTBR assumption. We also involved our valuation specialists to assist in our evaluation of the appropriateness of the market conditions used in developing the MTBR assumption.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2016.

New York, New York
March 3, 2025

FTAI AVIATION LTD.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	Notes	December 31, 2024	December 31, 2023
Assets			
Current Assets			
Cash and cash equivalents	2	$ 115,116	$ 90,756
Accounts receivable, net		150,823	115,156
Inventory, net	2	551,156	316,637
Other current assets	2	408,923	148,885
Total current assets		1,226,018	671,434
Leasing equipment, net	6	2,373,730	2,032,413
Property, plant, and equipment, net		107,451	45,175
Investments	7	19,048	22,722
Intangible assets, net	8	42,205	50,590
Goodwill	5	61,070	4,630
Other non-current assets	2	208,430	137,721
Total assets		$ 4,037,952	$ 2,964,685
Liabilities			
Current Liabilities			
Accounts payable		$ 69,119	$ 41,590
Accrued liabilities		96,910	71,317
Current maintenance deposits	2	62,552	39,455
Current security deposits	2	18,100	17,735
Other current liabilities		100,565	11,746
Total current liabilities		347,246	181,843
Long-term debt, net	9	3,440,478	2,517,343
Non-current maintenance deposits	2	44,179	25,932
Non-current security deposits	2	26,830	23,330
Other non-current liabilities		97,851	40,354
Total liabilities		$ 3,956,584	$ 2,788,802
Commitments and contingencies	16		
Equity			
Ordinary shares ($0.01 par value per share; 2,000,000,000 shares authorized; 102,550,975 and 100,245,905 shares issued and outstanding as of December 31, 2024 and 2023, respectively)		$ 1,026	$ 1,002
Preferred shares ($0.01 par value per share; 200,000,000 shares authorized; 11,740,000 and 15,920,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively)		117	159
Additional paid in capital		153,328	255,973
Accumulated deficit		(73,103)	(81,785)
Shareholders' equity		81,368	175,349
Non-controlling interest in equity of consolidated subsidiaries		—	534
Total equity		$ 81,368	$ 175,883
Total liabilities and equity		$ 4,037,952	$ 2,964,685

See accompanying notes to consolidated financial statements.

FTAI AVIATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Notes	Year Ended December 31,		
		2024	2023	2022
Revenues				
Lease income		$ 255,338	$ 207,936	$ 179,314
Maintenance revenue		200,809	191,347	148,846
Asset sales revenue		192,176	303,141	183,535
Aerospace products revenue		1,079,821	454,970	178,515
Other revenue		6,757	13,502	18,201
Total revenues		1,734,901	1,170,896	708,411
Expenses				
Cost of sales		825,884	502,132	248,385
Operating expenses		115,861	110,163	132,264
General and administrative		14,263	13,700	14,164
Acquisition and transaction expenses		32,296	15,194	13,207
Management fees and incentive allocation to affiliate	13	8,449	18,037	3,562
Internalization fee to affiliate	17	300,000	—	—
Depreciation and amortization	6, 8	218,064	169,877	152,917
Asset impairment		962	2,121	137,219
Gain on sale of assets, net		(18,705)	—	(77,211)
Total expenses		1,497,074	831,224	624,507
Other income (expense)				
Equity in losses of unconsolidated entities	7	(2,200)	(1,606)	(369)
Interest expense		(221,721)	(161,639)	(169,194)
Loss on extinguishment of debt		(17,101)	—	(19,859)
Other income		17,364	7,590	207
Total other expense		(223,658)	(155,655)	(189,215)
Income (loss) from continuing operations before income taxes		14,169	184,017	(105,311)
Provision for (benefit from) income taxes	12	5,487	(59,800)	5,300
Net income (loss) from continuing operations		8,682	243,817	(110,611)
Net loss from discontinued operations, net of income taxes	3	—	—	(101,416)
Net income (loss)		8,682	243,817	(212,027)
Less: Net loss attributable to non-controlling interests in consolidated subsidiaries:				
Discontinued operations	3	—	—	(18,817)
Less: Dividends on preferred shares		32,763	31,795	27,164
Less: Loss on redemption of preferred shares		7,998	—	—
Net (loss) income attributable to shareholders		$ (32,079)	$ 212,022	$ (220,374)
(Loss) earnings per share:				
Basic	15			
Continuing operations		$ (0.32)	$ 2.12	$ (1.39)
Discontinued operations		$ —	$ —	$ (0.83)
Diluted	15			
Continuing operations		$ (0.32)	$ 2.11	$ (1.39)
Discontinued operations		$ —	$ —	$ (0.83)
Weighted average shares outstanding:				
Basic		101,538,835	99,908,214	99,421,008
Diluted		101,538,835	100,425,777	99,421,008

See accompanying notes to consolidated financial statements.

FTAI AVIATION LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	$ 8,682	$ 243,817	$ (212,027)
Other comprehensive loss:			
Other comprehensive loss related to equity method investees, net in discontinued operations	—	—	(182,963)
Comprehensive income (loss)	8,682	243,817	(394,990)
Comprehensive loss attributable to non-controlling interest:			
Discontinued operations	—	—	(18,817)
Comprehensive income (loss) attributable to shareholders	$ 8,682	$ 243,817	$ (376,173)

See accompanying notes to consolidated financial statements.

FTAI AVIATION LTD.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Dollars in thousands)

	Ordinary Shares[1]	Preferred Shares[1]	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-Controlling Interest in Equity of Consolidated Subsidiaries	Total Equity
Equity - December 31, 2021	$ 992	$ 133	$1,411,940	$ (132,392)	$ (156,381)	$ (192)	$ 1,124,100
Net loss				(193,210)		(18,817)	(212,027)
Other comprehensive loss					(182,963)		(182,963)
Total comprehensive loss				(193,210)	(182,963)	(18,817)	(394,990)
Spin-off of FTAI Infrastructure, Inc., net of distributions			(913,342)		339,344	12,817	(561,181)
Acquisition of consolidated subsidiary						3,054	3,054
Settlement of equity-based compensation						(148)	(148)
Contributions from non-controlling interest						1,187	1,187
Issuance of ordinary shares	5		399				404
Dividends declared - ordinary shares			(128,483)				(128,483)
Dividends declared - preferred shares			(27,164)				(27,164)
Equity-based compensation						2,623	2,623
Equity - December 31, 2022	$ 997	$ 133	$ 343,350	$ (325,602)	$ —	$ 524	$ 19,402
Net income				243,817			243,817
Total comprehensive loss				243,817			243,817
Contributions from non-controlling interest						10	10
Issuance of ordinary shares	5		924				929
Dividends declared - ordinary shares			(119,847)				(119,847)
Issuance of preferred shares		26	61,703				61,729
Dividends declared - preferred shares			(31,795)				(31,795)
Equity-based compensation			1,638				1,638
Equity - December 31, 2023	$ 1,002	$ 159	$ 255,973	$ (81,785)	$ —	$ 534	$ 175,883
Net income				8,682		—	8,682
Total comprehensive income				8,682	—	—	8,682
Purchase of non-controlling interest						(534)	(534)
Redemption of preferred shares		(42)	(97,313)				(97,355)
Loss on redemption of preferred shares			(7,998)				(7,998)
Dividends declared - ordinary shares			(121,577)				(121,577)
Dividends declared - preferred shares			(32,763)				(32,763)
Issuance of ordinary shares	24		151,000				151,024
Equity-based compensation			6,006				6,006
Equity - December 31, 2024	$ 1,026	$ 117	$ 153,328	$ (73,103)	$ —	$ —	$ 81,368

[1] Common and Preferred Shares of Fortress Transportation and Infrastructure Investors LLC were exchanged for Ordinary and Preferred Shares of FTAI Aviation Ltd. when the Merger was completed on November 10, 2022.

See accompanying notes to consolidated financial statements.

FTAI AVIATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income (loss)	$ 8,682	$ 243,817	$ (212,027)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Equity in losses of unconsolidated entities	2,200	1,606	46,971
Gain on sale of assets	(377,909)	(160,742)	(141,677)
Security deposits and maintenance claims included in earnings	(16,783)	(40,535)	(41,845)
Loss on extinguishment of debt	17,101	—	19,859
Equity-based compensation	6,006	1,638	2,623
Non-cash termination fee to affiliate (issuance of ordinary shares)	150,000	—	—
Depreciation and amortization	218,064	169,877	193,236
Asset impairment	962	2,121	137,219
Deferred income taxes	(1,878)	(63,626)	2,161
Change in fair value of non-hedge derivatives	—	—	(1,567)
Change in fair value of guarantees	2,086	(1,807)	—
Amortization of lease intangibles and incentives	43,967	43,764	37,135
Amortization of deferred financing costs	11,458	8,860	19,018
Bad debt expense	2,784	6,583	47,975
Other	(273)	(6,646)	(1,010)
Change in:			
Accounts receivable	(41,196)	(40,357)	(65,969)
Inventory	(206,880)	(31,884)	(23,267)
Other assets	(14,372)	(5,627)	(23,037)
Accounts payable and accrued liabilities	15,886	1,254	(19,599)
Management fees payable to affiliate	(5,507)	1,683	804
Other liabilities	(2,354)	(997)	2,340
Net cash (used in) provided by operating activities	(187,956)	128,982	(20,657)
Cash flows from investing activities:			
Investment in unconsolidated entities	—	(19,500)	(7,344)
Principal collections on finance leases	2,157	3,638	2,227
Principal collections on notes receivable	4,930	4,875	—
Acquisition of business, net of cash acquired	(147,624)	(29,632)	(3,819)
Acquisition of leasing equipment	(1,147,341)	(749,780)	(638,329)
Investments in financing receivables	(66,858)	—	—
Acquisition of property, plant and equipment	(9,220)	(6,148)	(144,196)
Acquisition of lease intangibles	3,168	(20,964)	(31,127)
Investment in promissory notes	—	(11,500)	—
Deposits for acquisitions of leasing equipment	(158,297)	(23,937)	(6,671)
Proceeds from sale of assets	969,280	477,886	408,937
Proceeds from sale of property, plant and equipment	—	—	5,289
Proceeds from deposits on sale of leasing equipment	79,777	1,413	3,780
Return of deposits for acquisition of leasing equipment	530	300	—
Net cash used in investing activities	$ (469,498)	$ (373,349)	$ (411,253)

See accompanying notes to consolidated financial statements.

FTAI AVIATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from financing activities:			
Proceeds from debt	$ 2,581,819	$ 951,665	$ 813,980
Repayment of debt	(1,672,304)	(605,000)	(1,144,529)
Payment of deferred financing costs	(17,356)	(12,180)	(18,607)
Receipt of security deposits under operating lease agreements	8,104	9,927	3,882
Return of security deposits under operating lease agreements	(421)	(2,385)	(2,141)
Receipt of maintenance deposits under operating lease agreements	49,333	30,354	47,846
Release of maintenance deposits under operating lease agreements	(7,134)	(275)	(1,471)
Proceeds from issuance of ordinary shares, net of underwriter's discount	—	5	—
Redemption of preferred shares	(105,353)	—	—
Proceeds from issuance of preferred shares, net of underwriter's discount and issuance costs	—	61,729	—
Capital contributions from non-controlling interests	—	10	1,187
Dividend from spin-off of FTAI Infrastructure, net of cash transferred	—	—	500,562
Settlement of equity-based compensation	—	—	(148)
Purchase of non-controlling interest shares	(534)	—	—
Cash dividends - ordinary shares	(121,577)	(119,847)	(128,483)
Cash dividends - preferred shares	(32,763)	(31,795)	(27,164)
Net cash provided by financing activities	**681,814**	**282,208**	**44,914**
Net increase (decrease) in cash and cash equivalents and restricted cash	**24,360**	**37,841**	**(386,996)**
Cash and cash equivalents and restricted cash, beginning of period	**90,906**	53,065	440,061
Cash and cash equivalents and restricted cash, end of period	$ **115,266**	$ 90,906	$ 53,065
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of capitalized interest	$ 222,122	$ 150,622	$ 185,144
Cash paid for taxes	5,655	1,393	3,279
Supplemental disclosure of non-cash investing and financing activities (see Note 2 for additional non-cash information):			
Receipt of notes receivable in connection with the sale of leasing equipment	$ 88,271	46,654	16,463
Acquisition of leasing equipment in accrued liabilities	(22,119)	(8,962)	(15,570)
Receipt of leasing equipment in settlement of accounts receivable	—	(14,250)	—
Purchase deposits reclassified to leasing equipment from other assets upon acquisition	(19,608)	(6,371)	(13,658)
Decrease in leasing equipment for engines provided to aircraft lessees in lieu of cash reimbursements of maintenance deposits	—	10,970	6,108
Accounts receivable settled with security deposits	(4,808)	(6,050)	(13,461)
Accounts receivable settled with maintenance deposits	(45,719)	(1,856)	(9,358)
Non-cash change in equity method investment	—	—	(182,963)
Conversion of interests in unconsolidated entities	—	—	(21,302)

See accompanying notes to consolidated financial statements.

(Dollars in tables in thousands, unless otherwise noted)

1. ORGANIZATION

FTAI Aviation Ltd. (“we”, “us”, “our” or the “Company”) is a Cayman Islands exempted company which through its subsidiaries owns, leases, and sells aviation equipment and also develops and manufactures, through a joint venture, and repairs and sells, through our maintenance facilities and exclusivity arrangements, aftermarket components for aircraft engines. We have two reportable segments, (i) Aviation Leasing and (ii) Aerospace Products (see Note 14).

Prior to May 28, 2024, FTAI Aviation Ltd. operated under a management agreement (the “Management Agreement”) with FIG LLC (the “Former Manager”), and Fortress Worldwide Transportation and Infrastructure Master GP LLC (the “Master GP”), each an affiliate of Fortress Investment Group LLC (“Fortress”). For their services, the Former Manager was entitled to management fees and the Master GP was entitled to certain incentive allocations, both defined in, and in accordance with the terms of, the Management Agreement. On May 28, 2024, the Company entered into an Internalization Agreement with the Former Manager and the Master GP (the “Internalization Agreement”), pursuant to which the Management Agreement was terminated effective May 28, 2024 (the “Effective Date”), except that certain indemnification and other obligations survive, and the Company internalized its management functions (such transactions, the “Internalization”). As a result of the Internalization, the Company ceased to be externally managed and operates as an internally managed company. In connection with the termination of the Management Agreement, the Company (i) agreed to pay the Former Manager (for itself and on behalf of the Master GP, as applicable) $150.0 million (the “Cash Consideration”), the compensation accrued and payable, but not yet paid, under the Management Agreement, and the expenses that were reimbursable, but not yet reimbursed, under the Management Agreement; (ii) issued to the Former Manager (for itself and on behalf of the Master GP, as applicable) 1,866,949 ordinary shares of the Company (the “Share Consideration”); and (iii) purchased from Master GP all of its partnership interests in FTAI Aviation Holdco Ltd., a subsidiary of the Company, in exchange for $30 thousand. In addition, the Former Manager repaid to the Company certain annual bonus payments due to certain employees of the Former Manager or its affiliates who provide services to the Company with respect to the 2024 calendar year on a pro rata basis. The Company financed the cash payments through one or more debt financings, along with cash on hand.

On May 28, 2024, the Company also entered into a Transition Services Agreement (the “Transition Services Agreement”) with the Former Manager. Under the Transition Services Agreement, the Former Manager was required to continue to provide the Company and its affiliates with all of the services provided by the Former Manager to the Company and its affiliates immediately prior to May 28, 2024 (the “Services”) for a transition period until October 31, 2024, during which the Company procured replacements for the Services. The Services were provided to the Company for a fee equal to the Former Manager’s cost of providing the Services, plus a mark-up of ten percent (10%). In addition, the Former Manager is required to continue to provide the services that are reasonably required by the Company to prepare its quarterly and annual financial statements until May 31, 2025. The Transition Services Agreement may be terminated earlier (x) by mutual agreement of the parties, (y) by either the Former Manager or the Company in the event of a material breach by the non-terminating party that is not cured within thirty (30) days following written notification thereof, or (z) by the Former Manager if the Company fails to pay any undisputed sum overdue and payable for a period of at least thirty (30) days.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of us and our subsidiaries.

Principles of Consolidation—We consolidate all entities in which we have a controlling financial interest and control over significant operating decisions. The ownership interest of other investors in the Company’s consolidated subsidiaries is recorded as non-controlling interest.

We use the equity method of accounting for investments in entities in which we exercise significant influence, but which do not meet the requirements for consolidation. Under the equity method, we record our proportionate share of the underlying net income (loss) of these entities as well as the proportionate interest in adjustments to other comprehensive income (loss).

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restructuring Charges—The termination of the Management Agreement was a material change in the management structure of the business and is accounted for under ASC 420, *Exit or Disposal Cost Obligations*. The termination fee payment to the Former Manager under the Internalization Agreement is recorded within Internalization Fee to Affiliate. See Note 17 for additional discussion of the restructuring charges related to the Internalization.

Reclassifications—Certain amounts from prior periods in the Company’s consolidated financial statements have been reclassified to align with the presentation in the current period.

Risks and Uncertainties—In the normal course of business, we encounter several significant types of economic risk including credit, market, and capital market risks. Credit risk is the risk of the inability or unwillingness of a lessee or customer to make contractually required payments or to fulfill its other contractual obligations. Market risk reflects the risk of a downturn or volatility in the underlying industry segments in which we operate, which could adversely impact the pricing of the services offered by us or a lessee's or customer's ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of our leasing equipment or operating assets. Capital market risk is the risk that we are unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities. We, through our subsidiaries, also conduct operations outside of the United States; such international operations are subject to the same risks as those associated with our United States operations as well as additional risks, including unexpected changes in regulatory requirements, heightened risk of political and economic instability, potentially adverse tax consequences and the burden of complying with foreign laws. We do not have significant exposure to foreign currency risk as all of our leasing arrangements are denominated in U.S. dollars.

Cash and Cash Equivalents—We consider all highly liquid short-term investments with a maturity of 90 days or less when purchased to be cash equivalents.

Inventory, net—We hold aircraft engines, engine modules, spare parts and used material inventory for sale. Additionally, at time inventory is transferred to leasing equipment in connection with a rebuilt engine or engine repair. Inventory is carried at the lower of cost or net realizable value on our consolidated balance sheets.

Property, Plant and Equipment, Leasing Equipment and Depreciation—Property, plant and equipment and leasing equipment are stated at cost (inclusive of capitalized acquisition costs, where applicable) and depreciated using the straight-line method, over its estimated useful lives, to estimated residual values which are summarized as follows:

Asset	Range of Estimated Useful Lives	Residual Value Estimates
Aircraft	25 years from date of manufacture	Generally not to exceed 15% of manufacturer's list price when new
Aircraft engines	2 - 6 years, based on maintenance adjusted service life	Sum of engine core salvage value plus the estimated fair value of life limited parts
Aviation tooling and equipment	3 - 6 years from date of purchase	Scrap value at end of useful life
Buildings and improvements	40 to 50 years	Scrap value at end of useful life
Machinery and equipment	6 - 23 years	Scrap value at end of useful life
Furniture and fixtures	3 - 6 years from date of purchase	None
Computer hardware and software	2 - 5 years from date of purchase	None
Land	N/A	N/A
Construction in progress	N/A	N/A
Other	5 - 7 years	N/A

Major improvements and modifications incurred in connection with the acquisition of property, plant and equipment and leasing equipment that are required to get the asset ready for initial service are capitalized and depreciated over the remaining life of the asset. Project costs of major additions and betterments, including capitalizable engineering costs and other costs directly related to the development or construction of a project, are capitalized and depreciation commences once it is placed into service for leasing equipment and once it is ready for service for property, plant and equipment. Interest costs directly related to and incurred during the construction period of property, plant and equipment are capitalized.

We review our depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in our depreciation policies, useful lives of our equipment, or the assigned residual values is warranted.

For planned major maintenance or component overhaul activities for aviation equipment off lease, the cost of such major maintenance or component overhaul event is capitalized and depreciated on a straight-line basis over the period until the next maintenance or component overhaul event is required. Major maintenance and overhauls of the Company's maintenance repair facilities and related equipment that extend the life of the asset are capitalized and depreciated over the expected period until the next anticipated major maintenance or overhaul.

Upon retirement or disposal of property, plant and equipment, the cost and related accumulated depreciation are removed from the account, and the resulting gains or losses, if any, are recorded.

In accounting for leasing equipment, we make estimates about the expected useful lives, residual values and the fair value of acquired in-place leases and acquired maintenance liabilities (for aviation equipment). In making these estimates, we rely upon observable market data for the same or similar types of equipment and, in the case of aviation equipment, our own estimates with respect to a lessee's anticipated utilization of the aircraft or engine. When we acquire leasing equipment subject to an in-place lease, determining the fair value of the in-place lease requires us to make assumptions regarding the current fair values of leases for identical or similar equipment, in order to determine if the in-place lease is within a fair value range of current lease

(Dollars in tables in thousands, unless otherwise noted)

rates. If a lease is below or above the range of current lease rates, the resulting lease discount or premium is recognized as a lease intangible and amortized into lease income over the remaining term of the lease.

Capitalized Interest—The interest cost associated with major development and construction projects are capitalized and included in the cost of the project. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. We capitalized interest of $0.2 million, $0.7 million and $2.7 million during the years ended December 31, 2024, 2023 and 2022, respectively.

Repairs and Maintenance—Repair and maintenance costs that do not extend the lives of the assets are expensed as incurred. Our repairs and maintenance expense was $9.8 million, $7.7 million and $7.2 million during the years ended December 31, 2024, 2023 and 2022, respectively, and are included in Operating expenses.

Impairment of Long-Lived Assets—We perform a recoverability assessment of each of our long-lived assets whenever events or changes in circumstances, or indicators, indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include, but are not limited to, a significant lease restructuring or early lease termination; significant traffic decline; a significant change in market conditions; the introduction of newer technology and the length of time an asset is off lease related to leasing equipment, engines or for manufacturing equipment; a significant decrease in market value; adverse changes in use or condition; legal or regulatory changes; or cash flow reductions.

If a quantitative recoverability assessment is determined to be needed, we measure whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its net book value. The undiscounted cash flows consist of cash flows of the asset or asset group. For long lived assets, the undiscounted cash flows consist of cash flows from currently contracted leases and contracts, future projected leases, transition costs, estimated down time and estimated residual or scrap values for leasing equipment or operating cash flows for manufacturing equipment, and maintenance and operating costs. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.

Management develops the assumptions used in the recoverability analysis based on its knowledge of active contracts, current and future expectations of the global demand for a particular asset and historical experience in the leasing markets, information received from third party industry sources, usage assumptions, asset lifespan for leasing equipment, and expected operating income and costs associated with operating and maintaining the manufacturing asset. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, residual values, economic conditions, technology, demand for a particular asset type and other factors, expected income and operating costs, maintenance and repairs, capital expenditures, and duration of the cash flows.

Recoverability of Goodwill—Goodwill is not amortized but rather is tested at least annually during the fourth quarter for impairment, or more often if events or circumstances indicate the carrying value of an asset may not be recoverable.

We assess the recoverability of goodwill using a qualitative evaluation or a quantitative test to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The determination of fair value requires management to make assumptions and to apply judgment to estimate industry and economic factors and the profitability of future business strategies. The Company conducts impairment testing based on current business strategy in light of present industry and economic conditions, as well as future expectations.

We performed a qualitative assessment for our goodwill impairment test for the year ended December 31, 2024. No impairment was recorded as a result of these tests for the years ended December 31, 2024, 2023 and 2022, respectively.

Security Deposits—Our operating leases generally require the lessee to pay a security deposit or provide a letter of credit. Security deposits are held until specified return dates stipulated in the lease or lease expiration.

Maintenance Payments—Typically, under an operating lease of aircraft, the lessee is responsible for performing all maintenance and is generally required to make maintenance payments to us for heavy maintenance, overhaul or replacement of certain high-value components of the aircraft or engine. These maintenance payments are based on hours or cycles of utilization or on calendar time, depending on the component, and are generally required to be made monthly in arrears. If a lessee is making monthly maintenance payments, we would typically be obligated to reimburse the lessee for costs they incur for heavy maintenance, overhaul or replacement of certain high-value components to the extent of maintenance payments received in respect of the specific maintenance event, usually shortly following the completion of the relevant work.

We record the portion of maintenance payments paid by the lessee that are expected to be reimbursed as maintenance deposit liabilities in the Consolidated Balance Sheets. Reimbursements made to the lessee upon the receipt of evidence of qualifying maintenance work are recorded against the maintenance deposit liability.

(Dollars in tables in thousands, unless otherwise noted)

In certain acquired leases, we or the lessee may be obligated to make a payment to the other party at lease termination based on redelivery conditions stipulated at the inception of the lease. When the lessee is required to return the aircraft in an improved maintenance condition, we record a maintenance right asset, as a component of other assets, for the estimated value of the end-of-life maintenance payment at acquisition. We recognize payments received as end-of-lease compensation adjustments, within lease income or as a reduction to the maintenance right asset, when payment is received or collectability is assured. In the event we are required to make payments at the end of the lease for redelivery conditions, amounts are accrued as additional maintenance liability and expensed when we are obligated and can reasonably estimate such payments.

Lease Incentives and Amortization—Lease incentives, which include lease acquisition costs related to reconfiguration of the aircraft cabin, other lessee specific modifications and other direct costs, are capitalized and amortized as a reduction of lease income over the primary term of the lease, assuming no lease renewals.

Intangibles and amortization—Intangibles include the value of acquired favorable and unfavorable leases and are included in Intangible assets, net.

In accounting for acquired leasing equipment, we make estimates about the fair value of the acquired leases. In determining the fair value of these leases, we make assumptions regarding the current fair values of leases for identical or similar equipment in order to determine if the acquired lease is within a fair value range of current lease rates. If a lease is below or above the range of current lease rates, the resulting lease discount or premium is recognized as a lease intangible and amortized into lease income over the remaining term of the lease. Acquired lease intangibles are amortized on a straight-line basis over the remaining lease terms, which collectively had a weighted-average remaining amortization period of approximately 45 months as of December 31, 2024, and are recorded as a component of revenues.

Deferred Financing Costs—Costs incurred in connection with obtaining long term financing are capitalized and amortized to interest expense over the term of the underlying loans. Unamortized deferred financing costs of $55.5 million and $33.2 million as of December 31, 2024 and 2023, respectively, are included in Long-term debt, net.

We also have unamortized deferred revolver fees related to our revolving debt of $8.2 million and $5.1 million as of December 31, 2024 and 2023, respectively, which are included in Other non-current assets.

Amortization expense was $11.5 million, $8.9 million and $17.0 million for the years ended December 31, 2024, 2023 and 2022, respectively, and is included in Interest expense.

Discontinued Operations—A disposal of an entity or component of an entity is reported in discontinued operations if the disposal represents a strategic shift that has or will have a material impact on our operations and financial results. See Note 3 for additional information related to our discontinued operations.

Revenues—Revenues are within the scope of ASC 842, *Leases,* and ASC 606, Revenue from contracts with customers, unless otherwise noted. We have elected to exclude sales and other similar taxes from revenues.

During the third quarter of 2022, we updated our corporate strategy based on the opportunities available in the market such that the sale of aircraft and engines is now an output of our recurring, ordinary activities. As a result of this update, the transaction price allocated to the sale of assets is included in Asset sales revenue beginning in the third quarter of 2022 and are accounted for in accordance with ASC 606. The corresponding net book values of the assets sold are recorded in Cost of sales beginning in the third quarter of 2022. Sales transactions of aircraft and engines prior to the third quarter of 2022 were accounted for in accordance with ASC 610-20, Gains and losses from the derecognition of nonfinancial assets and were included in Gain on sale of assets, net, as we were previously only occasionally selling these assets. Generally, assets sold were under leasing arrangements prior to sales and are included in Leasing equipment, net.

Operating Leases—We lease equipment pursuant to operating leases. Operating leases with fixed rentals and step rentals are recognized on a straight-line basis over the term of the lease, assuming no renewals. Revenue is not recognized when collection is not reasonably assured. When collectability is not reasonably assured, the lessee is placed on non-accrual status and revenue is recognized when cash payments are received.

Generally, under our aircraft lease and engine agreements, the lessee is required to make periodic maintenance payments calculated based on the lessee's utilization of the leased asset or at the end of the lease. Typically, under our aircraft lease agreements, the lessee is responsible for maintenance, repairs and other operating expenses throughout the term of the lease. These periodic maintenance payments accumulate over the term of the lease to fund major maintenance events, and we are contractually obligated to return maintenance payments to the lessee up to the cost of maintenance events paid by the lessee. In the event the total cost of maintenance events over the term of a lease is less than the cumulative maintenance payments, we are not required to return any unused or excess maintenance payments to the lessee.

Maintenance payments received for which we expect to repay to the lessee are presented as current and non-current Maintenance deposits in our Consolidated Balance Sheets. All excess maintenance payments received that we do not expect to repay to the lessee are recorded as Maintenance revenue on our Consolidated Statements of Operations. Estimates in recognizing revenue include mean time between removal, projected costs for engine maintenance and forecasted utilization of aircraft which are affected by historical usage patterns and overall industry, market and economic conditions. Significant changes to these estimates could have a material effect on the amount of revenue recognized in the period.

(Dollars in tables in thousands, unless otherwise noted)

Finance Leases—From time to time we enter into finance lease arrangements that include a lessee obligation to purchase the leased equipment at the end of the lease term, a bargain purchase option, or provides for minimum lease payments with a present value that equals or exceeds substantially all of the fair value of the leased equipment at the date of lease inception. Net investment in finance leases represents the minimum lease payments due from lessee, net of unearned income. The lease payments are segregated into principal and interest components similar to a loan. Unearned income is recognized on an effective interest method over the lease term and is recorded as lease income. The principal component of the lease payment is reflected as a reduction to the net investment in finance leases. Revenue is not recognized when collection is not reasonably assured. When collectability is not reasonably assured, the lessee is placed on non-accrual status and revenue is recognized when cash payments are received.

Asset sales revenue—Asset sales revenue primarily consists of the transaction price related to the sale of aircraft and aircraft engines from our Aviation Leasing segment. From time to time, the Company may also assign the related lease agreements to the customer as part of the sale of these assets. We routinely sell leasing equipment to customers and such transactions are considered recurring and ordinary in nature to our business. As such, these sales are accounted for within the scope of ASC 606. Revenue is recognized gross when a performance obligation is satisfied by transferring control over an asset to a customer along with corresponding costs of sales.

Aerospace products revenue—Aerospace products revenue primarily consists of the transaction price related to the sale of CFM56-7B, CFM56-5B and V2500 engines, engine modules, spare parts and used material inventory, and are accounted for within the scope of ASC 606. Revenue is recognized gross when a performance obligation is satisfied by transferring control over the related asset to a customer along with corresponding costs of sales. Aerospace products revenue also consists of engine management service contracts, where the Company has a stand-ready obligation to provide replacement CFM56-7B and CFM56-5B engines to customers as they become unserviceable during the contract term. The Company recognizes revenue over time using a straight-line attribution method and the costs related to fulfilling the performance obligation are expensed as incurred.

Leasing Arrangements—At contract inception, we evaluate whether an arrangement is or contains a lease for which we are the lessee (that is, arrangements which provide us with the right to control a physical asset for a period of time). Operating lease right-of-use ("ROU") assets are included in Other non-current assets and lease liabilities are included in Other current and non-current liabilities. Finance lease ROU assets are recognized in Other non-current assets and lease liabilities are recognized in Other current and non-current liabilities.

All lease liabilities are measured at the present value of the unpaid lease payments, discounted using our incremental borrowing rate based on the information available at commencement date of the lease. ROU assets, for both operating and finance leases, are initially measured based on the lease liability, adjusted for prepaid rent and lease incentives. Operating lease ROU assets are subsequently measured at the carrying amount of the lease liability adjusted for prepaid or accrued lease payments and lease incentives. The finance lease ROU assets are subsequently amortized using the straight-line method.

Operating lease expenses are recognized on a straight-line basis over the lease term. With respect to finance leases, amortization of the ROU asset is presented separately from interest expense related to the finance lease liability and is recorded in Operating expenses. Variable lease payments, which are primarily based on usage, are recognized when the associated activity occurs.

We have elected to combine lease and non-lease components for all lease contracts where we are the lessee. Additionally, for arrangements with lease terms of 12 months or less, we do not recognize ROU assets, and lease liabilities and lease payments are recognized on a straight-line basis over the lease term with variable lease payments recognized in the period in which the obligation is incurred.

Concentration of Credit Risk—We are subject to concentrations of credit risk with respect to amounts due from customers and lessees. We attempt to limit our credit risk by performing ongoing credit evaluations. No single customer or lessee accounted for greater than 10% of total revenue during the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024 and 2023 no single customer or lessee accounted for greater than 10% of total accounts receivable, net.

We maintain cash and restricted cash balances, which generally exceed federally insured limits, and subject us to credit risk, in high credit quality financial institutions. We monitor the financial condition of these institutions and have not experienced any losses associated with these accounts.

Allowance for Doubtful Accounts—We determine the allowance for doubtful accounts based on our assessment of the collectability of our leasing receivables on a lessee-by-lessee basis. Bad debt expense is included in Operating expenses. Receivables are written off after all reasonable means to collect the full amount have been exhausted. The activity in the allowance for doubtful accounts is as follows:

(Dollars in tables in thousands, unless otherwise noted)

	December 31,		
	2024	2023	2022
Allowance at beginning of period	**$ 72,163**	$ 65,580	$ 17,703
Bad debt expense	**2,784**	6,583	47,877
Allowance at end of period	**$ 74,947**	$ 72,163	$ 65,580

Economic sanctions and export controls against Russia and Russia's aviation industry were imposed due to its invasion of Ukraine during the first quarter of 2022. As a result of the sanctions imposed on Russian airlines, we terminated all lease agreements with Russian airlines and our allowance for doubtful accounts at December 31, 2024 includes all accounts receivable exposure to Russian and Ukrainian lessees.

Comprehensive Income (Loss)—Our comprehensive income (loss) represents net income (loss) adjusted for comprehensive loss related to cash flow hedges of our equity method investees of discontinued operations.

Other Current Assets**—**Other current assets are summarized as follows:

	December 31,	
	2024	**2023**
Notes receivable	**$ 165,338**	$ 102,304
Prepaid expenses including prepayments for maintenance that has not yet been incurred	**87,323**	7,617
Purchase deposits	**83,229**	23,937
Financing receivable resulting from failed sale-leaseback transactions	**32,486**	—
Maintenance right assets	**—**	6,716
Other	**40,547**	8,311
Other current assets	**$ 408,923**	$ 148,885

Other Non-Current Assets**—**Other non-current assets are summarized as follows:

	December 31,	
	2024	**2023**
Lease incentives	**$ 56,812**	$ 43,453
Deferred tax assets	**42,893**	72,185
Financing receivable resulting from failed sale-leaseback transactions	**28,412**	—
Maintenance right assets	**25,907**	9,628
Other	**54,406**	12,455
Other non-current assets	**$ 208,430**	$ 137,721

Dividends**—**Dividends are recorded if and when declared by the Board of Directors. The Board of Directors declared cash dividends of $1.20, $1.20 and $1.26 per ordinary share during each of the years ended December 31, 2024, 2023 and 2022, respectively.

Additionally, the Board of Directors declared cash dividends on the Series A Preferred Shares of $1.55, $2.06 and $2.06 per share for the years ended December 31, 2024, 2023, and 2022, respectively, the Series B Preferred Shares of $2.00, $2.00 and $2.00 per share for the years ended December 31, 2024, 2023 and 2022, respectively, the Series C Preferred Shares of $2.06, $2.06, $2.06 per share for the year ended December 31, 2024, 2022 and 2021, respectively, and the Series D Preferred Shares of $2.38 and $1.78 per share for the year ended December 31, 2024 and 2023.

Cash Flow Presentation—Included in net cash (used in) provided by operating activities are inflows from the sale of engine modules and parts that were on engines originally purchased and reported as Leasing equipment. The purchase of the original engine was reported as an outflow in net cash used in investing activities at the time of purchase through the Acquisition of leasing equipment line item. As part of the Aerospace products business, the Company breaks down generally unserviceable engines with the intent to manufacture modules and parts for creation and sale of new assets. To manufacture the modules and parts and bring them into a salable condition, the Company spends significant costs, often over multiple reporting periods, for new inventory and capitalizable labor (e.g., engineering) that are included in net cash (used in) provided by operating activities as components of the changes in the related working capital accounts.

Therefore, when the costs to manufacture the assets are greater than (predominant to) the estimated value transferred from Leasing equipment into inventory, the related cash receipt has been recorded as an inflow in net cash (used in) provided by operating activities.

Additionally, the Company buys inventory from third parties with the intent to use the parts in the manufacturing of the items discussed above, which is reported as an outflow in net cash (used in) provided by operating activities. When rebuilding whole engines for resale, for which the cash inflow upon sale is reported as a cash inflow from investing activities, the Company will transfer modules and parts needed (those purchased from third parties as well as parts from engines previously transferred to inventory from leasing equipment and rebuilt as discussed above) in the rebuild from inventory to leasing equipment.

With respect to purchases of aircraft and engines, when the expected predominant source of cash inflows from the acquired leasing equipment at the time of acquisition is from leasing activities, the related cash outflow is reported as outflows in net cash used in investing activities. When the expected predominant source of cash inflows is from sales transactions, the related cash outflow is reported as outflows in net cash (used in) provided by operating activities.

The cash and noncash related activities described above during the years ended December 31, 2024, 2023 and 2022 are detailed below:

	Year Ended December 31,		
(in thousands)	**2024**	**2023**	**2022**
Cost of modules and parts sold sourced from engines originally within leasing equipment	$ 38,300	$ 41,167	$ 36,946
Transfers of engines from leasing equipment to inventory for manufacturing and sale	239,462	178,740	127,349
Transfers of inventory to leasing equipment for rebuilding and sale of engines	(223,129)	(78,788)	(89,041)
Total outflows related to manufacturing modules and parts - included in net cash (used in) provided by operating activities	(345,821)	(138,045)	(101,249)
Cash received for assets sold sourced from leasing equipment - inflow included in cash (used in) provided by operating activities	76,157	94,222	43,859
Cash received for sales of leasing equipment that include components sourced from inventory - inflow included in cash used in investing activities	436,217	79,474	118,735
Cash paid for engine and aircraft inventory - outflow included in cash provided by (used in) operating activities	(8,280)	—	—

Recent Accounting Pronouncements—In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures*. This ASU modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. This standard is effective retrospectively for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted this guidance in the fourth quarter of 2024, and it did not have a material impact on our consolidated financial statements and related disclosures.

Unadopted Accounting Pronouncements—In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures*. This ASU enhances the transparency and decision usefulness of income tax disclosures by expanding the disclosures of an entity's income tax rate reconciliation and disaggregation of income taxes paid and income tax expense. Under the new guidance, public business entities must annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate. This standard is effective prospectively for all public entities for annual periods beginning after December 15, 2024, with early adoption and retrospective application permitted. We are currently assessing the impact this guidance will have on our consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-02, *Codification Improvements - Amendments to Remove References to the Concept Statements.* This ASU amends the Codification to remove references to various concepts statements and impacts a variety of topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. Generally, the amendments in ASU 2024-02 are not intended to result in significant accounting changes for most entities. ASU 2024-02 is effective January 1, 2025 and we are currently assessing the impact this guidance will have on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* In January 2025, the FASB issued Clarifying the Effective Date ("ASU 2025-01") to add some clarity around the effective date of the guidance. This ASU requires disaggregated information for specified categories of expenses, including inventory purchases, employee compensation, depreciation, amortization, and depletion, to be presented in certain expense captions on the face of the income statement. This standard is effective for annual periods beginning after December 15, 2026, and interim periods beginning after

(Dollars in tables in thousands, unless otherwise noted)

December 15, 2027, with early adoption and either prospective or retrospective application permitted. We are currently assessing the impact this guidance will have on our consolidated financial statements and related disclosures.

3. DISCONTINUED OPERATIONS

FTAI Infrastructure Inc. ("FTAI Infrastructure") Spin-Off

On April 28, 2022, the Board of Directors of the Company unanimously approved the previously announced spin-off of the Company's infrastructure business held by FTAI Infrastructure (a wholly owned subsidiary of the Company). The spin-off was effected as a distribution of all of the shares owned by the Company of common stock of FTAI Infrastructure to the holders of the Company's ordinary shares as of July 21, 2022. The distribution was completed on August 1, 2022. Under ASC 205-20, *Presentation of Financial Statements – Discontinued Operations*, the spin-off met the criteria to be reported as a discontinued operation. Therefore, FTAI Infrastructure is presented as a discontinued operation within the Company's financial statements for all periods prior to August 1, 2022.

FTAI Infrastructure is a corporation for U.S. federal income tax purposes and holds, among other things, the Company's previously held interests in the (i) Jefferson Terminal business, (ii) Repauno business, (iii) Long Ridge investment, and (iv) Transtar business. FTAI Infrastructure retained all related project-level debt of those businesses. In connection with the spin-off, FTAI Infrastructure paid a dividend of $730.3 million to the Company. The Company used these proceeds to repay all outstanding borrowings under its 2021 bridge loans, $200.0 million of its 6.50% senior unsecured notes due 2025, and approximately $175.0 million of the outstanding borrowings under its revolving credit facility. FTAI retained the aviation business and certain other assets, and FTAI's remaining outstanding corporate indebtedness.

In connection with the spin-off, the Company and the Former Manager assigned the Company's then-existing management agreement to FTAI Infrastructure, and FTAI Infrastructure and the Former Manager executed an amended and restated agreement.

Critical Accounting Policies

Revenue Recognition

Revenues of discontinued operations consist of the following revenue streams:

Terminal Services Revenues—Terminal services are provided to customers for the receipt and redelivery of various commodities. These revenues relate to performance obligations that are recognized over time using the right to invoice practical expedient, i.e., invoiced as the services are rendered and the customer simultaneously receives and consumes the benefit over the contract term. The Company's performance of service and right to invoice corresponds with the value delivered to our customers. Revenues are typically invoiced and paid on a monthly basis.

Rail Revenues—Rail revenues generally consist of the following performance obligations: industrial switching, interline services, demurrage and storage. Switching revenues are derived from the performance of switching services, which involve the movement of cars from one point to another within the limits of an individual plant, industrial area, or a rail yard. Switching revenues are recognized as the services are performed, and the services are generally completed on the same day they are initiated.

Interline revenues are derived from transportation services for railcars that originate or terminate at our railroads and involve one or more other carriers. We record revenue related to interline traffic for transportation service segments provided by carriers along railroads that are not owned or controlled by us on a net basis. Interline revenues are recognized as the transportation movements occur.

Ancillary services revenue primarily relates to demurrage and storage services. Demurrage represents charges assessed by railroads for the detention of cars by shippers or receivers of freight beyond a specified free time and is recognized on a per day basis. Storage services revenue is earned for the provision of storage of shippers' railcars and is generally recognized on a per day, per car basis, as the storage services are provided.

Lease Income—Lease income consists of rental income from tenants for storage space. Lease income is recognized on a straight-line basis over the terms of the relevant lease agreement.

Other Revenue—Other revenue primarily consists of revenue related to the handling, storage and sale of raw materials. Revenues for the handling and storage of raw materials relate to performance obligations that are recognized over time using the right to invoice practical expedient, i.e., invoiced as the services are rendered and the customer simultaneously receives and consumes the benefit over the contract term. Our performance of service and right to invoice corresponds with the value delivered to our customers. Revenues for the sale of raw materials relate to contracts that contain performance obligations to deliver the product over the term of the contract. The revenues are recognized when the control of the product is transferred to the customer, based on the volume delivered and the price within the contract. Other revenues are typically invoiced and paid on a monthly basis.

(Dollars in tables in thousands, unless otherwise noted)

Additionally, other revenue consists of revenue related to derivative trading activities and also includes revenue related to providing roadside assistance services to customers in the intermodal and over-the-road trucking industries. Revenue is recognized when a performance obligation is satisfied by completing a repair service at a point in time. Revenues are typically invoiced for each repair and generally have 30-day payment terms.

Intangibles and amortization

Intangibles included the value of existing customer relationships acquired in connection with the acquisition of Jefferson Terminal and Transtar.

Customer relationship intangible assets were amortized on a straight-line basis over their useful lives as the pattern in which the asset's economic benefits are consumed cannot reliably be determined. Customer relationship intangible assets have useful lives ranging from 5 to 15 years, no estimated residual value, and amortization was recorded as a component of Depreciation and amortization.

Financial Information of Discontinued Operations

The following table presents the significant components of net loss from discontinued operations:

	Year Ended December 31, 2022
Revenues	
Total revenues	$ 140,009
Expenses	
Cost of sales	12,732
Operating expense	92,478
General and administrative expenses	2,694
Acquisition and transaction expenses	13,971
Management fees and incentive allocation to affiliate	8,134
Depreciation and amortization	40,319
Interest expense	15,105
Total expenses	185,433
Equity in losses of unconsolidated entities	(46,600)
Gain on sale of assets, net	258
Other (expense) income	(1,423)
Total other expense	(47,765)
Loss before income taxes	(93,189)
Provision for (benefit from) income taxes	8,227
Net loss from discontinued operations, net of income taxes	(101,416)
Less: Net loss attributable to non-controlling interests in consolidated subsidiaries	(18,817)
Net loss attributable to shareholders	$ (82,599)

The cash flows related to discontinued operations have not been segregated, and are included in the Consolidated Statements of Cash Flows for the year ended December 31, 2022. The following table summarizes depreciation and amortization, capital expenditures, and other significant operating and investing noncash items of discontinued operations for each period presented:

(Dollars in tables in thousands, unless otherwise noted)

	Year Ended December 31, 2022
Operating activities:	
Equity in losses of unconsolidated entities	$ 46,601
Depreciation and amortization	40,319
Equity-based compensation	2,623
Investing activities:	
Acquisition of property, plant and equipment	$ (129,920)
Acquisition of business, net of cash acquired	(3,819)
Investment in unconsolidated entities	(7,954)
Proceeds from sale of property, plant and equipment	5,289
Non-cash change in equity method investment	(182,963)
Conversion of interests in unconsolidated entities	(21,302)

The Company accounted for Long Ridge Terminal LLC, included in discontinued operations for the year ended December 31, 2022 included above, using the equity method of accounting. Summarized financial data for Long Ridge Terminal LLC are shown in the following table.

Income Statement	**2022**
Total revenues	**$ 15,199**
Expenses	
Operating expenses	**36,693**
Depreciation and amortization	**29,381**
Interest expense	**30,622**
Total expenses	**96,696**
Total other expense	**(234)**
Net loss	**$ (81,731)**

4. ACQUISITION OF LOCKHEED MARTIN COMMERCIAL ENGINE SOLUTIONS

On September 9, 2024, the Company, through its subsidiary FTAIC Aviation Inc. ("FTAIC") created on April 25, 2024, acquired certain assets and assumed certain liabilities of Lockheed Martin Commercial Engine Solutions ("LMCES") from Lockheed Martin Canada for total consideration of $170.0 million. LMCES is a 526,000-square-foot aircraft engine maintenance repair facility located in Montréal, Quebec. We acquired LMCES to further enhance our Maintenance, Repair, and Exchange business and establish permanent engine and module manufacturing capabilities in Canada. The facility operates within our Aerospace Products segment, providing extensive engine and piece-part repair capabilities for the CFM56 engines. See Note 14 for additional information. The results of operations of LMCES have been included in the Company's results since the effective date of the acquisition. In connection with the acquisition, we recorded $6.9 million of acquisition and transaction expense during the year ended December 31, 2024.

The acquisition of LMCES was accounted for as a business combination and, as such, the following fair values were assigned to assets acquired and liabilities assumed based on the Company's estimates and assumptions and are preliminary. The significant assumptions used to estimate the fair values of the property, plant, and equipment and inventory included replacement cost estimates and market data for similar assets where available. The consideration paid and final valuation and related allocation of the purchase price is subject to change as additional information is received and will be completed no later than 12 months after the closing date. The final acquisition accounting adjustments may be materially different and may include (i) changes in fair values of property, plant and equipment and associated salvage values; (ii) changes in fair values of inventory; (iii) changes in goodwill; (iv) changes due to net working capital adjustments; and (v) changes to other assets and other liabilities.

(Dollars in tables in thousands, unless otherwise noted)

Subsequent to the acquisition, in the quarter ended December 31, 2024, measurement period adjustments as of the acquisition date were made to decrease accounts receivable by $1.5 million, decrease inventory by $21.5 million, increase other current assets by $4.1 million, increase property, plant and equipment by $1.0 million, increase other non-current assets by $0.1 million, decrease accounts payable by $0.4 million, decrease accrued liabilities by $0.1 million, decrease other current liabilities by $5.0 million, increase other non-current liabilities by $1.5 million an increase in total consideration transferred of $15.8 million. These adjustments resulted in an increase to goodwill of $29.6 million.

The following table summarizes the preliminary allocation of the net assets acquired:

	September 9, 2024
Fair value of assets acquired:	
Current Assets	
Accounts receivable	$ 10,758
Inventory	25,947
Other current assets	6,795
Total current assets	43,500
Property, plant, and equipment	72,414
Leasing equipment	5,675
Other non-current assets	10,270
Total assets	131,859
Fair value of liabilities assumed:	
Current Liabilities	
Accounts payable	7,669
Accrued liabilities	1,692
Other current liabilities	5,130
Total current liabilities	14,491
Other non-current liabilities	14,347
Total liabilities	28,838
Goodwill [1]	56,476
Net assets acquired [2]	$ 159,497

____

[1] Goodwill is primarily attributable to the assembled workforce of FTAIC and the synergies expected to be achieved. This goodwill is assigned to the Aerospace Products segment and is deductible for income tax purposes.

[2] Total consideration is calculated as cash paid, adjusted for the settlement of pre-existing relationships. Cash consideration is also preliminary, as it is subject to net working capital adjustments.

(Dollars in tables in thousands, unless otherwise noted)

The following table presents preliminary fair values of the components of property, plant and equipment acquired and their estimated useful lives:

	Estimated useful life in years	Estimated Fair value
Buildings and improvements	25	$ 40,953
Machinery and equipment	2 - 21	30,660
Other	N/A	801
Total		$ 72,414

The unaudited financial information in the table below summarizes the combined results of operations of FTAI and LMCES on a pro forma basis. These pro forma results were based on estimates and assumptions which we believe are reasonable. The pro forma adjustments are primarily comprised of the following:

- The allocation of the purchase price and related adjustments, including adjustments to depreciation and amortization expense related to the fair value of property, plant and equipment;
- Associated tax-related impacts of adjustments.

The following unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place as of January 1, 2023.

	Year ended December 31,	
	2024	2023
Total revenue	$ 1,782,339	$ 1,257,302
Net (loss) income attributable to shareholders	$ (35,850)	$ 211,582

5. ACQUISITION OF QUICKTURN

On December 1, 2023, we completed the acquisition of the remaining equity interest of Quick Turn Engine Center LLC (“QuickTurn”) from Unical Aviation Inc. (“Unical”) for total cash consideration of $30.3 million to obtain full ownership.

We acquired QuickTurn to better position the Company to have tighter integration over the development and delivery of aerospace products. QuickTurn is a hospital maintenance and testing facility dedicated to the CFM56 engine located in Miami, Florida that operates within our Aerospace Products segment. The results of operations at QuickTurn have been included in the Consolidated Statements of Operations beginning on the acquisition date.

The acquisition of QuickTurn was accounted for as a business combination and, as such, the following fair values were assigned to assets acquired and liabilities assumed based on management’s estimates and assumptions. The significant assumptions used to estimate the fair value of the property, plant, and equipment included replacement cost estimates and market data for similar assets where available. The significant assumptions used to estimate the value of the customer relationship intangible assets included the discount rate and future revenues and operating expenses.

(Dollars in tables in thousands, unless otherwise noted)

The following table summarizes the allocation of the net assets acquired:

	December 1, 2023
Fair value of assets acquired:	
Current Assets	
Cash and cash equivalents	$ 518
Restricted cash	150
Accounts receivable	5,133
Inventory	9,332
Other current assets	2,889
Total current assets	18,022
Property, plant, and equipment	30,559
Intangible assets	2,377
Other non-current assets	1,412
Total assets	52,370
Fair value of liabilities assumed:	
Current Liabilities	
Accounts payable	3,424
Accrued liabilities	571
Other current liabilities	1,475
Total current liabilities	5,470
Other non-current liabilities	934
Total liabilities	6,404
Goodwill [(1)]	4,630
Net assets acquired	$ 50,596

[(1)] Goodwill is primarily attributable to the assembled workforce of QuickTurn and the synergies expected to be achieved. This goodwill is assigned to the Aerospace Products segment and is deductible for income tax purposes.

6. LEASING EQUIPMENT, NET

Leasing equipment, net is summarized as follows:

	December 31,	
	2024	**2023**
Leasing equipment	**$ 2,963,452**	$ 2,574,394
Less: Accumulated depreciation	**(589,722)**	(541,981)
Leasing equipment, net	**$ 2,373,730**	$ 2,032,413

Due to specific transactions, we identified certain assets in our leasing equipment portfolio with indicators of impairment. As a result, we adjusted the carrying value of these assets to fair value and recognized transactional impairment charges of $1.0 million and $2.1 million, net of redelivery compensation, for the years ended December 31, 2024 and 2023, respectively. We recognized an impairment charge totaling $120.0 million, net of maintenance deposits, to write-off the entire carrying value of leasing equipment assets that we did not expect to recover from Ukraine and Russia during the year ended December 31, 2022.

In the fourth quarter of 2024, the Company completed the sale of the two vessels included within Corporate and Other. We sold the two offshore vessels for total proceeds of $142.6 million and the book value was $123.9 million. This transaction resulted in a gain of $18.7 million and is reflected in the Gain on sale of assets, net, for the year ended December 31, 2024.

Depreciation expense for leasing equipment is summarized as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Depreciation expense for leasing equipment	**$ 211,047**	$ 168,901	$ 152,378

(Dollars in tables in thousands, unless otherwise noted)

7. INVESTMENTS

The following table presents the ownership interests and carrying values of our investments:

	Investment	Ownership Percentage	Carrying Value December 31, 2024	Carrying Value December 31, 2023
Advanced Engine Repair JV	Equity method	25%	**$ 19,048**	$ 21,040
Falcon MSN 177 LLC	Equity method	50%	**—**	1,682
			$ 19,048	$ 22,722

We did not recognize any other-than-temporary impairments for the year ended December 31, 2024.

The following table presents our proportionate share of equity in (losses) income:

	Year Ended December 31, 2024	2023	2022
Advanced Engine Repair JV	**$ (1,993)**	$ 833	$ (1,110)
Falcon MSN 177 LLC	**(207)**	(148)	741
Quick Turn Engine Center LLC	**—**	(2,291)	—
Total	**$ (2,200)**	$ (1,606)	$ (369)

Equity Method Investments

Advanced Engine Repair JV

In December 2016, we invested $15 million for a 25% interest in an advanced engine repair joint venture. This joint venture is focused on developing new cost savings programs for engine repairs.

In August 2019, we expanded the scope of our joint venture and invested an additional $13.5 million and maintained a 25% interest. We exercise significant influence over this investment and account for this investment as an equity method investment.

Falcon MSN 177 LLC

Since November 2021, we owned a 50% interest in Falcon MSN 177 LLC (“Falcon”), an entity that consists of one Dassault Falcon 2000 aircraft. Falcon leases the aircraft to charter operators on aircraft, crew maintenance, and insurance contracts. We accounted for our investment in Falcon as an equity method investment as we have significant influence through our interest.

On May 3, 2024, we purchased the remaining interest from S7 Aerospace for total cash consideration of $0.8 million and it is now a consolidated subsidiary.

Quick Turn Engine Center LLC

On January 4, 2023, we invested $19.5 million for a 50% interest (45% pro rata distribution of income until return of the JV partner’s initial investment) in Quick Turn Engine Center LLC (previously iAero Thrust LLC), a hospital maintenance and testing facility dedicated to the CFM56 engine. We account for our investment in QuickTurn as an equity method investment as we have significant influence through our interest.

On December 1, 2023, we purchased the remaining interest in QuickTurn.

(Dollars in tables in thousands, unless otherwise noted)

8. INTANGIBLE ASSETS AND LIABILITIES, NET

Our intangible assets and liabilities, net are summarized as follows:

	December 31, 2024	December 31, 2023
Intangible assets		
Acquired favorable lease intangibles	$ 70,375	$ 68,041
Less: Accumulated amortization	(29,664)	(19,347)
Acquired favorable lease intangibles, net	40,711	48,694
Acquired customer relationships	1,907	1,907
Less: Accumulated amortization	(413)	(11)
Acquired customer relationships, net	1,494	1,896
Total intangible assets, net	$ 42,205	$ 50,590
Intangible liabilities		
Acquired unfavorable lease intangibles	$ 13,767	$ 3,151
Less: Accumulated amortization	(1,259)	(1,389)
Acquired unfavorable lease intangibles, net	$ 12,508	$ 1,762

Intangible liabilities relate to unfavorable lease intangibles and are included as a component of Other non-current liabilities.

Amortization of intangible assets and liabilities is recorded as follows:

	Classification in Consolidated Statements of Operations	Year Ended December 31,		
		2024	2023	2022
Lease intangibles	Lease income	$ 15,597	$ 15,126	$ 13,913
Customer relationships	Depreciation and amortization	403	11	—
Total		$ 16,000	$ 15,137	$ 13,913

As of December 31, 2024, estimated net annual amortization of intangibles is as follows:

2025	$ 12,278
2026	8,643
2027	3,599
2028	3,947
2029	899
Thereafter	331
Total	$ 29,697

(Dollars in tables in thousands, unless otherwise noted)

9. DEBT, NET

Our debt, net is summarized as follows:

	December 31, 2024			December 31, 2023
	Outstanding Borrowings	Stated Interest Rate	Maturity Date	Outstanding Borrowings
Loans payable				
Revolving Credit Facility (1)	—	(i) Base Rate + 1.75%; or (ii) Adjusted Term SOFR Rate + 2.75%	5/22/27	—
Total loans payable	—			—
Bonds payable				
Senior Notes due 2025 (2)	—	6.50%	10/1/25	652,043
Senior Notes due 2027	—	9.75%	8/1/27	400,000
Senior Notes due 2028 (3)	**1,001,382**	5.50%	5/1/28	1,001,746
Senior Notes due 2030 (4)	**497,071**	7.88%	12/1/30	496,704
Senior Notes due 2031	**700,000**	7.00%	5/1/31	—
Senior Notes due 2032	**800,000**	7.00%	6/15/32	—
Senior Notes due 2033 (5)	**497,551**	5.88%	4/15/33	—
Total bonds payable	**3,496,004**			2,550,493
Debt	**3,496,004**			2,550,493
Less: Debt issuance costs	**(55,526)**			(33,150)
Total debt, net	**$ 3,440,478**			$ 2,517,343
Total debt due within one year	**$ —**			$ —

(1) Requires a quarterly commitment fee at a rate of 0.50% on the average daily unused portion, as well as customary letter of credit fees and agency fees.

(2) Includes an unamortized discount of $866 at December 31, 2023 and an unamortized premium of $2,908 at December 31, 2023.

(3) Includes an unamortized premium of $1,382 and $1,746 at December 31, 2024 and 2023, respectively.

(4) Includes unamortized discount of $2,929 and $3,296 at December 31, 2024 and 2023, respectively.

(5) Includes an unamortized discount of $2,449 at December 31, 2024.

Revolving Credit Facility—On May 23, 2024, the Company amended and restated its Revolving Credit Facility by executing a Third Amended and Restated Credit Agreement (the “Revolver Amendment”). The Revolver Amendment provides for revolving loans to be made available to the Company in an aggregate principal amount of up to $400.0 million, of which up to $25.0 million may be utilized for the issuance of letters of credit.

Senior Notes due 2031—On April 11, 2024, we issued $700.0 million aggregate principal amount of senior unsecured notes due 2031 (the “Senior Notes due 2031”). The Senior Notes due 2031 bear interest at a rate of 7.00% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, commencing on November 1, 2024. Using a portion of the net proceeds, the Company completed a cash tender offer for $324.6 million aggregate principal amount of 2025 Notes validly tendered on April 11, 2024. Holders whose notes were accepted for purchase received equal consideration per $1,000 principal amount of 2025 Notes, plus accrued and unpaid interest to, but not including, April 11, 2024. The Company used the remaining net proceeds to redeem the remaining $325.4 million aggregate principal amount of Senior Notes due 2025, plus accrued and unpaid interest, and recognized a loss on extinguishment of debt of $2.7 million. The remaining net proceeds were used for general corporate purposes, including the funding of acquisitions and investments.

Senior Notes due 2032—On June 17, 2024, we issued $800.0 million aggregate principal amount of senior unsecured notes due 2032 (the “Senior Notes due 2032”). These notes bear interest at a rate of 7.00% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2024. The Company utilized the net proceeds from the issuance for several purposes: (i) to fully repay outstanding amounts under our Revolving Credit Facility provided under the Revolver Amendment, without reduction in commitments, (ii) to fund the cash termination fee for the previously announced management Internalization described in Note 12, (iii) to complete a cash tender offer for up to $300.0 million in aggregate principal amount of Senior Notes due 2027 validly tendered on June 18, 2024, plus accrued and unpaid interest, and recognized a loss on extinguishment of debt of $11.2 million, (iv) to cover fees and expenses related to the aforementioned transactions, and (v) for general corporate purposes.

(Dollars in tables in thousands, unless otherwise noted)

Senior Notes due 2033—On October 9, 2024, we issued $500.0 million aggregate principal amount of senior unsecured notes due 2033 (the “Senior Notes due 2033”). The Senior Notes due 2033 bear interest at a rate of 5.875% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2025. Using a portion of the net proceeds, the Company redeemed the remaining $130.5 million aggregate principal amount of Senior Notes due 2027, plus accrued and unpaid interest, and recognized a loss on extinguishment of debt of $3.2 million. The Company used the remaining net proceeds to pay down in full the Company’s Revolving Credit Facility, with any excess proceeds intended for general corporate purposes, including funding acquisitions and investments.

We were in compliance with all debt covenants as of December 31, 2024.

As of December 31, 2024, scheduled principal repayments under our debt agreements for the next five years and thereafter are summarized as follows:

	2025	2026	2027	2028	2029	Thereafter	Total
Revolving Credit Facility	—	—	—	—	—	—	—
Senior Notes due 2025	—	—	—	—	—	—	—
Senior Notes due 2027	—	—	—	—	—	—	—
Senior Notes due 2028	—	—	—	1,000,000	—	—	1,000,000
Senior Notes due 2030	—	—	—	—	—	500,000	500,000
Senior Notes due 2031	—	—	—	—	—	700,000	700,000
Senior Notes due 2032	—	—	—	—	—	800,000	800,000
Senior Notes due 2033	—	—	—	—	—	500,000	500,000
Total principal payments on loans and bonds payable	**$ —**	**$ —**	**$ —**	**$ 1,000,000**	**$ —**	**$ 2,500,000**	**$ 3,500,000**

10. FAIR VALUE MEASUREMENTS

Fair value measurements and disclosures require the use of valuation techniques to measure fair value that maximize the use of observable inputs and minimize use of unobservable inputs. These inputs are prioritized as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs.
- Level 3: Unobservable inputs for which there is little or no market data and which require us to develop our own assumptions about how market participants price the asset or liability.

The valuation techniques that may be used to measure fair value are as follows:

- Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts.
- Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

Our cash and cash equivalents and restricted cash consist largely of demand deposit accounts with maturities of 90 days or less when purchased that are considered to be highly liquid. These instruments are valued using inputs observable in active markets for identical instruments and are therefore classified as Level 1 within the fair value hierarchy.

Except as discussed below, our financial instruments other than cash and cash equivalents and restricted cash consist principally of accounts receivable, notes receivable, accounts payable and accrued liabilities, security deposits, maintenance deposits and management fees payable, whose fair values approximate their carrying values based on an evaluation of pricing data, vendor quotes, and historical trading activity or due to their short maturity profiles, which are classified on the balance sheet.

(Dollars in tables in thousands, unless otherwise noted)

The fair values of our bonds payable are presented in the table below and classified as Level 2 within the fair value hierarchy:

	December 31, 2024
Senior Notes due 2025	—
Senior Notes due 2027	—
Senior Notes due 2028	980,140
Senior Notes due 2030	526,380
Senior Notes due 2031	713,923
Senior Notes due 2032	816,904
Senior Notes due 2033	483,100

The Company has contingent obligations under ASC 460, *Guarantees*, in connection with certain sales of aircraft on lease, which are measured at fair value. The guarantees are valued at $8.9 million and $6.8 million as of December 31, 2024 and December 31, 2023, respectively, and are reflected as a component of Other non-current liabilities. The fair values of the guarantees, which were first recorded in 2022, are determined based on the estimated condition of the engines at the end of each lease term and the estimated cost of replacement and applicable discount rates and are classified as Level 3. During the year ended December 31, 2024, the Company recorded a $2.1 million increase related to the change in fair value, which is recorded in Asset sales revenue. During the year ended December 31, 2023, the Company recorded a $4.8 million increase in guarantees related to the sale of seven aircraft and a $1.8 million decrease related to the change in fair value, which is recorded in Asset sales revenue. During the year ended December 31, 2022, the Company recorded $3.8 million in guarantees related to the sale of four aircraft, which is recorded in Asset sale revenue. During the years ended December 31, 2024, 2023 and 2022, there were no significant transfers into or out of Level 3.

Given variability in the condition of the engines at the end of the lease terms, which range from 3 to 8 years, the maximum potential amount of undiscounted future payments that could be required under the guarantees at December 31, 2024 was $37.2 million, which is not reasonably expected.

We measure the fair value of certain assets on a non-recurring basis when U.S. GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include intangible assets, property, plant and equipment and leasing equipment. We record such assets at fair value when it is determined the carrying value may not be recoverable. Fair value measurements for assets subject to impairment tests are based on an income approach which uses Level 3 inputs, which include our assumptions as to future cash flows from operation of the leasing and eventual sale of assets.

11. EQUITY-BASED COMPENSATION

We have a Nonqualified Stock Option and Incentive Award Plan (“Incentive Plan”) which provides for the ability to award equity compensation awards in the form of stock options to eligible employees, consultants, directors, and other individuals who provide services to us, each as determined by the Compensation Committee of the Board of Directors.

As of December 31, 2024, the Incentive Plan provides for the issuance of up to 28.3 million shares. Equity-based compensation expense is reported within Operating expenses in the Consolidated Statements of Operations.

Unvested equity-based awards are subject to forfeiture. The Company’s accounting policy is to record the impact of forfeitures when they occur.

Stock Options

In connection with our equity offerings (see Note 15 for details), we granted options to the Former Manager related to ordinary shares. The fair value of these options were recorded as an increase in equity with an offsetting reduction of capital proceeds received.

Additionally, the Company granted options to select employees of FTAI Aviation LLC (a wholly owned subsidiary of the Company) related to 60,000 ordinary shares at an exercise price of $79.13, which had a grant date fair value of $2.1 million. The assumptions used in valuing the options were: a 4.52% risk-free rate, a 1.50% dividend yield, a 43.00% volatility and a 6.8 year term.

The following table presents information related to the options granted related to our shares:

(Dollars in tables in thousands, unless otherwise noted)

		Year Ended December 31,		
		2024	2023	2022
Number of options		60,000	248,947	—
Fair value ($ millions)		$2.1	$2.1	$—
Ranges				
Expected volatility	The expected share volatility is based on an assessment of the volatility of our publicly traded ordinary shares	43.00 % - 43.00 %	37.88 % - 37.88 %	— % - — %
Risk free interest rate	The risk-free rate is determined using the implied yield currently available on U.S. government bonds with a term consistent with the expected term on the date of grant.	4.52 % - 4.52 %	3.47 % - 3.47 %	— % - — %
Expected dividend yield	The expected dividend yield is based on management's current expected dividend rate.	1.50 % - 1.50 %	6.26 % - 6.26 %	— % - — %
Expected term	Expected term used represents the period of time the options granted are expected to be outstanding.	6.8 years	10 years	0 years

Restricted Shares

During the year ended December 31, 2024 we issued the following restricted shares of the Company to select employees and officers of FTAI Aviation LLC:

In May 2024, we issued restricted shares to (i) select officers with a grant date fair value of $5.5 million, vesting over 3.0 years and (ii) select employees with a grant date fair value of $5.7 million, vesting over 4.0 years.

In September 2024, we issued restricted shares to select employees with a grant date fair value of $0.8 million, vesting over 3.0 years.

All awards are subject to continued employment, with compensation expense recognized ratably over the vesting periods. The fair value was based on the closing price of FTAI Aviation Ltd.'s ordinary shares on the respective grant dates. The unrecognized compensation expense of restricted shares is expected to be recognized over a weighted-average period of 2.6 years.

Performance Shares

In November 2024, we granted up to 1,000,000 shares of performance shares to certain employees of the Company for which the ultimate number of units that will vest are determined based on the achievement of market conditions at the end of the stated performance period. The awards which are to be earned is based on the "Performance Level" of the Company's Compound Annualized Total Shareholder Return ("CAGR") for the Performance Period. The Performance Period is measured from November 5, 2024 through November 5, 2027. The number of shares earned could range from 0% to a maximum of 100%. The Earned Units from the Performance-based Awards become exercisable in three equal installments over a two-year period beginning with the completion of the Performance Period. The three equal installments of Earned Units vest on (i) November 5, 2027, (ii) November 5, 2028, and (iii) November 5, 2029. Compensation expense for the units is based on the estimated value of the awards on the grant date, and is recognized over the period from the grant date through the expected vest dates of each vesting condition.

The grant date fair value was $48.1 million and was determined using the Monte Carlo simulation, assuming a Geometric Brownian Motion (GBM) to model various simulation paths, which relies on highly subjective assumptions, including simulated share prices and simulated vesting percentages to simulate payoff paths. Key assumptions in this method include the historical and implied equity volatility, an implied volatility weight, and the risk-free rate of returns. The valuation model assumes dividends are immediately reinvested.

As of December 31, 2024, there was $46.2 million in unrecognized compensation cost related to unvested performance shares. This cost is expected to be recognized over a weighted-average period of 3.8 years.

The Consolidated Statements of Operations includes the following expense related to our equity-based compensation arrangements which are recorded in Operating expenses:

	December 31,			Remaining Expense To Be Recognized, If All Vesting Conditions Are Met
	2024	**2023**	**2022**	
Stock options	$ 296	$ —	$ —	$ 1,778
Performance shares	1,954	—	—	46,156
Restricted shares	3,756	1,638	—	14,766
Total	$ 6,006	$ 1,638	$ —	$ 62,700

The tables below provide details on our stock options, performance shares, and restricted shares:

	Stock Options		Performance Shares		Restricted Shares	
	Options	**Weighted Average Exercise/ Issuance Price**	**Shares**	**Weighted Average Grant date fair value**	**Shares**	**Weighted Average Issuance Price**
Outstanding as of December 31, 2023	616,177	$ 23.78	—	—	365,000	24.03
Granted	60,000	79.13	1,000,000	48.11	141,138	84.94
Less: exercised / vested	563,834	23.20	—		—	—
Less: forfeited and canceled	—	—	—		25,000	24.03
Outstanding as of December 31, 2024	**112,343**		**1,000,000**		**481,138**	

	Stock Options	Performance Shares	Restricted Shares
As of December 31, 2024:			
Weighted average exercise / issuance price (per share)	$ 52.70	48.11	$ 41.90
Aggregate intrinsic value (in thousands)	$ 10,262	N/A	$ 20,159
Weighted average remaining contractual term (in years)	4.8	3.8	2.6

(Dollars in tables in thousands, unless otherwise noted)

12. INCOME TAXES

The domestic and foreign components of the Company's pre-tax income (loss) are as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Pre-tax book income (loss)			
Domestic	**$ (259)**	$ (282)	$ (247)
Foreign	**14,428**	184,299	(105,064)
Total	**$ 14,169**	$ 184,017	$ (105,311)

The current and deferred components of the provision for (benefit from) income taxes are as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Current:			
Cayman Islands	**$ —**	$ —	$ —
Bermuda	**—**	—	—
United States:			
Federal	**847**	935	522
State and local	**1,158**	1,176	1,687
Other Non-U.S.	**1,604**	1,715	443
Total current provision	**3,609**	3,826	2,652
Deferred:			
Cayman Islands	**—**	—	—
Bermuda	**2,320**	(72,185)	—
United States:			
Federal	**6,020**	3,943	1,305
State and local	**(616)**	(2)	242
Other Non-U.S.	**(5,846)**	4,618	1,101
Total deferred (benefit) provision	**1,878**	(63,626)	2,648
Provision for (benefit from) income taxes:			
Continuing operations	**5,487**	(59,800)	5,300
Discontinued operations	**—**	—	8,227
Total	**$ 5,487**	$ (59,800)	$ 13,527

The Company is an exempted entity domiciled in the Cayman Islands where income taxes are not imposed. The Company is considered a Passive Foreign Investment Company for U.S. income tax purposes and certain income taxes are imposed on our owners. Taxable income or loss generated by our corporate subsidiaries is subject to U.S. federal, state and foreign corporate income tax in locations where they conduct business.

Historically, the Company's Bermuda operations have not been subject to Bermuda income tax. However, on December 27, 2023, the Government of Bermuda enacted a 15% corporate income tax regime (the "Bermuda CIT") that applies to Bermuda businesses that are part of multinational enterprise groups with annual revenue of €750 million or more and is effective for tax years beginning on or after January 1, 2025. As a result of the Bermuda CIT, the exemption of certain of the Company's Bermuda subsidiaries from Bermuda corporate income taxes will cease in 2025. The Company recorded the impact of this enactment in their provision for the year ended December 31, 2023.

The difference between our reported income tax rate and the Cayman Islands statutory rate of 0% is as follows:

(Dollars in tables in thousands, unless otherwise noted)

	Year Ended December 31,		
	2024	**2023**	**2022**
Income subject to tax in the United States	**53.0 %**	3.3 %	(6.9)%
Foreign taxes	**80.1 %**	(30.9)%	13.5 %
Change in valuation allowance	**(94.4)%**	(4.9)%	(11.6)%
Income tax rate	**38.7 %**	(32.5)%	(5.0)%

Significant components of our deferred tax assets and liabilities are as follows:

	December 31,	
	2024	**2023**
Deferred tax assets:		
Net operating loss carryforwards	**$ 34,097**	$ 38,911
Interest expense	**2,187**	1,861
Investment in partnerships	**—**	963
Inventory	**2,704**	16,985
Customer relationship intangibles	**28,500**	28,500
Other	**4,250**	—
Total deferred tax assets	**71,738**	87,220
Less valuation allowance	**(5,228)**	(18,599)
Net deferred tax assets	**66,510**	68,621
Deferred tax liabilities:		
Fixed assets and goodwill	**(32,545)**	(8,186)
Other	**(2,377)**	(63)
Net deferred tax asset	**$ 31,588**	$ 60,372

Deferred tax assets and liabilities are reported net in Other non-current assets or Other non-current liabilities. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We have analyzed our deferred tax assets and have determined, based on the weight of available evidence, that it is more likely than not that a significant portion will not be realized. Accordingly, valuation allowances have been recognized as of December 31, 2024, 2023 and 2022 of $5.2 million, $18.6 million and $27.6 million, respectively, related to certain deductible temporary differences and net operating loss carryforwards.

A summary of the changes in the valuation allowance is as follows:

	December 31,		
	2024	**2023**	**2022**
Valuation allowance at beginning of period	**$ 18,599**	$ 27,565	$ 9,142
Change due to current year losses	**885**	855	22,094
Change due to current year releases	**(14,256)**	(9,821)	(3,671)
Valuation allowance at end of period	**$ 5,228**	$ 18,599	$ 27,565

(Dollars in tables in thousands, unless otherwise noted)

As of December 31, 2024, certain of our corporate subsidiaries had U.S. federal net operating loss carryforwards of $6.0 million which can be carried forward indefinitely against future business income. As of December 31, 2024, we also had net operating loss carryforwards for Irish income tax purposes of $249.9 million, which can be carried forward indefinitely against future business income, $1.8 million of net operating loss carryforwards for Malaysian income tax purposes, which will begin to expire in the year 2030, $1.3 million of net operating loss carryforward for Singaporean income tax purpose, which can be carried forward indefinitely against the future business income and $2.5 million of net operating loss carryforward for Canadian income tax purpose, which will begin to expire in the year 2044. The utilization of the net operating loss carryforwards to reduce future income taxes will depend on the relevant corporate subsidiary's ability to generate sufficient taxable income prior to the expiration of the carryforward period, if any. In addition, the maximum annual use of net operating loss carryforwards may be limited after certain changes in share ownership.

The Organization for Economic Cooperation and Development (“OECD”) is coordinating negotiations among more than 140 countries with the goal of achieving consensus around substantial changes to international tax policies, including the implementation of a minimum global effective tax rate of 15%. While certain jurisdictions in which the Company operates have adopted the relevant legislation effective for tax years beginning on or after January 1, 2024, the Company was not subject to any changes in their income tax provision for the year ended December 31, 2024. For the period ended December 31, 2025, the Company expects to be subject to a minimum global effective tax rate in certain jurisdictions. The Company continues to monitor developments and evaluate the impacts of these new rules and will present any impacts in the December 31, 2025 financial statements.

As of December 31, 2024, the Company has not accrued taxes on $44.8 million of foreign earnings which are permanently reinvested outside the domicile. The Company expects that taxes associated with any future repatriation of these earnings to be $2.2 million.

As of and for the period ended December 31, 2024, we had not established a liability for uncertain tax positions as no such positions existed. In general, our tax returns and the tax returns of our corporate subsidiaries are subject to U.S. federal, state, local and foreign income tax examinations by tax authorities. Generally, we are not subject to examination by taxing authorities for tax years prior to 2020. We do not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within 12 months of the reporting date.

13. AFFILIATE TRANSACTIONS

On May 28, 2024, the Company entered into definitive agreements with the Former Manager and Master GP to internalize the Company’s management function. As part of the termination of the Management Agreement, the Company (i) paid the Former Manager (for itself and on behalf of the Master GP, as applicable) the Cash Consideration, the compensation accrued and payable, but not yet paid, under the Management Agreement and the expenses that were reimbursable, but not yet reimbursed, under the Management Agreement; (ii) issued to the Former Manager (for itself and on behalf of the Master GP, as applicable) the Share Consideration; and (iii) purchased from Master GP all of its partnership interests in FTAI Aviation Holdco Ltd., a subsidiary of the Company, in exchange for $30 thousand. Following the Internalization, the Company no longer pays management fees or incentive distributions to the Former Manager and Master GP.

In connection with the termination of the Management Agreement, the Company also entered into a Transition Services Agreement with the Former Manager. Under the Transition Services Agreement, the Former Manager was required to continue to provide the Company and its affiliates with all of the Services for a transition period through October 31, 2024, during which the Company procured replacements for the Services. The Services were provided to the Company for a fee equal to the Former Manager’s cost of providing the Services, plus a mark-up of ten percent (10%). In addition, the Former Manager is required to continue to provide the services that are reasonably required by the Company to prepare its quarterly and annual financial statements until May 31, 2025. The Transition Services Agreement may be terminated earlier (x) by mutual agreement of the parties, (y) by either the Former Manager or the Company in the event of a material breach by the non-terminating party that is not cured within thirty (30) days following written notification thereof, or (z) by the Former Manager if the Company fails to pay any undisputed sum overdue and payable for a period of at least thirty (30) days.

Prior to the Internalization, the Former Manager was paid annual fees in exchange for advising us on various aspects of our business, formulating our investment strategies, arranging for the acquisition and disposition of assets, arranging for financing, monitoring performance, and managing our day-to-day operations, inclusive of all costs incidental thereto. In addition, the Former Manager was reimbursed for various expenses incurred by the Former Manager on our behalf, including the costs of legal, accounting and other administrative activities. Additionally, we entered into certain incentive allocation arrangements with Master GP, which owned approximately 0.01% of FTAI Aviation Holdco Ltd. (a wholly owned subsidiary of the Company).

The Former Manager was entitled to a management fee and reimbursement of certain expenses. The management fee was determined by taking the average value of total equity (excluding non-controlling interests) determined on a consolidated basis in accordance with U.S. GAAP at the end of the two most recently completed months multiplied by an annual rate of 1.50%, which was payable monthly in arrears in cash.

(Dollars in tables in thousands, unless otherwise noted)

Prior to the Internalization and the termination of the Management Agreement on May 28, 2024, Master GP, was entitled to incentive allocations (comprised of income incentive allocation and capital gains incentive allocation, defined below). The income incentive allocation was calculated and distributable quarterly in arrears based on the pre-incentive allocation net income for the immediately preceding calendar quarter (the “Income Incentive Allocation”). For this purpose, pre-incentive allocation net income means, with respect to a calendar quarter, net income attributable to shareholders during such quarter calculated in accordance with U.S. GAAP excluding our pro rata share of (1) realized or unrealized gains and losses, and (2) certain non-cash or one-time items, and (3) any other adjustments as may be approved by our independent directors. Pre-incentive allocation net income did not include any Income Incentive Allocation or Capital Gains Incentive Allocation (described below) paid to Master GP during the relevant quarter.

Prior to the Internalization, one of our subsidiaries allocated and distributed to Master GP an Income Incentive Allocation with respect to its pre-incentive allocation net income in each calendar quarter as follows: (1) no Income Incentive Allocation in any calendar quarter in which pre-incentive allocation net income, expressed as a rate of return on the average value of our net equity capital (excluding non-controlling interests) at the end of the two most recently completed calendar quarters, does not exceed 2% for such quarter (8% annualized); (2) 100% of pre-incentive allocation net income with respect to that portion of such pre-incentive allocation net income, if any, that is equal to or exceeds 2% but does not exceed 2.2223% for such quarter; and (3) 10% of the amount of pre-incentive allocation net income, if any, that exceeds 2.2223% for such quarter. These calculations were prorated for any period of less than three months.

Prior to the Internalization, Capital Gains Incentive Allocation was calculated and distributable in arrears as of the end of each calendar year and was equal to 10% of our pro rata share of cumulative realized gains from the date of the IPO through the end of the applicable calendar year, net of our pro rata share of cumulative realized or unrealized losses, the cumulative non-cash portion of equity-based compensation expenses and all realized gains upon which prior performance-based Capital Gains Incentive Allocation payments were made to Master GP.

The following table summarizes the management fees, income incentive allocation and capital gains incentive allocation prior to the Internalization on May 28, 2024:

	Year Ended December 31,		
	2024	**2023**	**2022**
Management fees	**$ 993**	$ 921	$ 73
Income incentive allocation	**7,456**	17,116	3,489
Total	**$ 8,449**	$ 18,037	$ 3,562

We paid all of our operating expenses, except those specifically required to be borne by the Former Manager under the Management Agreement. The expenses required to be paid by us included, but were not limited to, issuance and transaction costs incident to the acquisition, disposition and financing of our assets, legal and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of ours (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of ours, costs and expenses incurred in contracting with third parties (including affiliates of the Former Manager), the costs of printing and mailing proxies and reports to our shareholders, costs incurred by the Former Manager or its affiliates for travel on our behalf, costs associated with any computer software or hardware that was used by us, costs to obtain liability insurance to indemnify our directors and officers and the compensation and expenses of our transfer agent.

We paid or reimbursed the Former Manager and its affiliates for performing certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, provided that such costs and reimbursements were no greater than those which would be paid to outside professionals or consultants. The Former Manager was responsible for all of its other costs incident to the performance of its duties under the Management Agreement, including compensation of the Former Manager’s employees, rent for facilities and other “overhead” expenses; we did not reimburse the Former Manager for these expenses.

The following table summarizes our reimbursements to the Former Manager:

	Year Ended December 31,		
	2024	**2023**	**2022**
Classification in the Consolidated Statements of Operations:			
General and administrative	**$ 6,788**	$ 7,137	$ 6,891
Acquisition and transaction expenses	**2,137**	678	1,144
Total	**$ 8,925**	$ 7,815	$ 8,035

(Dollars in tables in thousands, unless otherwise noted)

Upon the successful completion of an offering of our ordinary shares or other equity securities (including securities issued as consideration in an acquisition), we granted the Former Manager options to purchase ordinary shares in an amount equal to 10% of the number of ordinary shares being sold in the offering (or if the issuance relates to equity securities other than our ordinary shares, options to purchase a number of ordinary shares equal to 10% of the gross capital raised in the equity issuance divided by the fair market value of a ordinary share as of the date of issuance), with an exercise price equal to the offering price per share paid by the public or other ultimate purchaser or attributed to such securities in connection with an acquisition (or the fair market value of a ordinary share as of the date of the equity issuance if it relates to equity securities other than our ordinary shares). Any ultimate purchaser of ordinary shares for which such options are granted may have been an affiliate of the Former Manager.

14. SEGMENT INFORMATION

The key factors used to identify the reportable segments are the organization and alignment of our internal operations and the nature of our products and services. Our two reportable segments are (i) Aviation Leasing and (ii) Aerospace Products. The Aviation Leasing segment owns and manages aviation assets, including aircraft and aircraft engines, which it leases and sells to lessees. The Aerospace Products segment, through our maintenance facilities, equity method investment and exclusivity arrangements, develops and manufactures, repairs/refurbishes and sells aircraft engines and aftermarket components for the CFM56-7B, CFM56-5B and V2500 commercial aircraft engines. During the fourth quarter of 2023, the Company changed the composition of its operating segments to include V2500 engines within the Aerospace Products segment. Prior periods have been restated to reflect the change in accordance with the requirements of ASC 280, *Segment Reporting*. See Note 2 for additional information.

Corporate and Other primarily consists of debt, unallocated corporate general and administrative expenses, internalization fee and management fees and incentive compensation pursuant to the Management Agreement prior to the Internalization effective May 28, 2024. Additionally, Corporate and Other also includes results from an offshore energy business, which consists of vessels and equipment that support offshore oil and gas activities and production which are typically subject to operating leases. We sold the two offshore vessels in 2024.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies; however, financial information presented by segment includes the impact of intercompany eliminations. Our Chief Executive Officer is our Chief Operating Decision Maker (“CODM”). Segment information is presented in the same manner that our CODM reviews the operating results in assessing performance and allocating resources. The CODM evaluates performance for each reportable segment based on net income (loss) attributable to shareholders and is used to monitor budget vs. actual results.

The CODM determined that segment asset information is not a key factor in measuring performance or allocating resources. Therefore, segment asset information is not included in the tables below as it is not provided to or reviewed by our CODM.

The following tables set forth certain information, which include all significant expenses reviewed by the CODM, for each reportable segment:

(Dollars in tables in thousands, unless otherwise noted)

I. For the Year Ended December 31, 2024

	Year Ended December 31, 2024			
	Aviation Leasing	Aerospace Products	Corporate and Other	Total
Revenues				
Lease income	$ 234,411	$ —	$ 20,927	$ 255,338
Maintenance revenue	200,809	—	—	200,809
Asset sales revenue	192,176	—	—	192,176
Aerospace products revenue	—	1,079,821	—	1,079,821
Other revenue	1,041	—	5,716	6,757
Total revenues	628,437	1,079,821	26,643	1,734,901
Expenses				
Cost of sales	151,977	673,907	—	825,884
Operating expenses	35,495	23,818	56,548	115,861
General and administrative	—	—	14,263	14,263
Acquisition and transaction expenses	9,740	4,906	17,650	32,296
Management fees and incentive allocation to affiliate	—	—	8,449	8,449
Internalization fee to affiliate	—	—	300,000	300,000
Depreciation and amortization	201,497	6,630	9,937	218,064
Asset impairment	962	—	—	962
Gain on sale of assets, net	—	—	(18,705)	(18,705)
Total expenses	399,671	709,261	388,142	1,497,074
Other income (expense)				
Equity in losses of unconsolidated entities	(207)	(1,993)	—	(2,200)
Interest expense	—	—	(221,721)	(221,721)
Loss on extinguishment of debt	—	—	(17,101)	(17,101)
Other income	14,669	—	2,695	17,364
Total other income (expense)	14,462	(1,993)	(236,127)	(223,658)
Income (loss) from continuing operations before income taxes	243,228	368,567	(597,626)	14,169
Provision for (benefit from) income taxes	32,979	22,221	(49,713)	5,487
Net income (loss) from continuing operations	210,249	346,346	(547,913)	8,682
Less: Dividends on preferred shares	—	—	32,763	32,763
Less: Loss on redemption of preferred shares	—	—	7,998	7,998
Net income (loss) attributable to shareholders from continuing operations	$ 210,249	$ 346,346	$ (588,674)	$ (32,079)

(Dollars in tables in thousands, unless otherwise noted)

Summary information with respect to our geographic sources of revenue, based on location of customer and lessee, is as follows:

	Year Ended December 31, 2024			
	Aviation Leasing	Aerospace Products	Corporate and Other	Total
Revenues				
Africa	$ 4,643	$ 8,271	$ —	$ 12,914
Asia	135,579	178,252	26,643	340,474
Europe	324,327	364,384	—	688,711
North America	108,426	504,936	—	613,362
South America	55,462	23,978	—	79,440
Total revenues [1]	$ 628,437	$ 1,079,821	$ 26,643	$ 1,734,901

[1] The United States, included in North America, and Ireland, included in Europe, represent 31% and 16% of total revenues, respectively, based on the location of our lessees. No other country represents more than 10% of total revenues.

Presented below are the contracted minimum future annual revenues to be received under existing operating leases as of December 31, 2024:

	December 31, 2024
2025	$ 238,141
2026	181,835
2027	141,750
2028	123,447
2029	79,469
Thereafter	94,634
Total	$ 859,276

FTAI AVIATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in tables in thousands, unless otherwise noted)

II. For the Year Ended December 31, 2023

| | Year Ended December 31, 2023 | | | |
	Aviation Leasing	Aerospace Products	Corporate and Other	Total
Revenues				
Lease income	$ 179,704	$ —	$ 28,232	207,936
Maintenance revenue	191,347	—	—	191,347
Asset sales revenue	303,141	—	—	303,141
Aerospace products revenue	—	454,970	—	454,970
Other revenue	7,419	—	6,083	13,502
Total revenues	681,611	454,970	34,315	1,170,896
Expenses				
Cost of sales	221,852	280,280	—	502,132
Operating expenses	37,876	20,459	51,828	110,163
General and administrative	—	—	13,700	13,700
Acquisition and transaction expenses	7,150	1,722	6,322	15,194
Management fees and incentive allocation to affiliate	—	—	18,037	18,037
Depreciation and amortization	158,354	661	10,862	169,877
Asset impairment	2,121	—	—	2,121
Total expenses	427,353	303,122	100,749	831,224
Other income (expense)				
Equity in losses of unconsolidated entities	(148)	(1,458)	—	(1,606)
Interest expense	—	—	(161,639)	(161,639)
Other income	1,300	5,347	943	7,590
Total other income (expense)	1,152	3,889	(160,696)	(155,655)
Income (loss) from continuing operations before income taxes	255,410	155,737	(227,130)	184,017
(Benefit from) provision for income taxes	(36,193)	(24,440)	833	(59,800)
Net income (loss) from continuing operations	291,603	180,177	(227,963)	243,817
Less: Dividends on preferred shares	—	—	31,795	31,795
Net income (loss) attributable to shareholders from continuing operations	$ 291,603	$ 180,177	$ (259,758)	$ 212,022

Summary information with respect to our geographic sources of revenue, based on location of customer and lessee, is as follows:

| | Year Ended December 31, 2023 | | | |
	Aviation Leasing	Aerospace Products	Corporate and Other	Total
Revenues				
Africa	$ 822	$ 875	$ —	$ 1,697
Asia	101,305	18,364	34,315	153,984
Europe	244,055	120,439	—	364,494
North America	285,421	301,633	—	587,054
South America	50,008	13,659	—	63,667
Total revenues [1]	$ 681,611	$ 454,970	$ 34,315	$ 1,170,896

---

[1] The United States, included in North America, represents 47% of total revenues based on the location of our lessees. No other country represents more than 10% of total revenues.

(Dollars in tables in thousands, unless otherwise noted)

III. For the Year Ended December 31, 2022

	Year Ended December 31, 2022			
	Aviation Leasing	Aerospace Products	Corporate and Other	Total
Revenues				
Lease income	$ 159,068	$ —	$ 20,246	$ 179,314
Maintenance revenue	148,846	—	—	$ 148,846
Asset sales revenue	183,535	—	—	$ 183,535
Aerospace products revenue	—	178,515	—	$ 178,515
Other revenue	11,499	—	6,702	$ 18,201
Total revenues	502,948	178,515	26,948	708,411
Expenses				
Cost of sales	138,904	109,481	—	248,385
Operating expenses	81,232	11,967	39,065	132,264
General and administrative	—	—	14,164	14,164
Acquisition and transaction expenses	1,923	243	11,041	13,207
Management fees and incentive allocation to affiliate	—	—	3,562	3,562
Depreciation and amortization	144,258	258	8,401	152,917
Asset impairment	137,219	—	—	137,219
Gain on sale of assets, net	(59,048)	(18,163)	—	(77,211)
Total expenses	444,488	103,786	76,233	624,507
Other income (expense)				
Equity in earnings (losses) of unconsolidated entities	740	(1,109)	—	(369)
Interest expense	—	—	(169,194)	(169,194)
Loss on extinguishment of debt	—	—	(19,859)	(19,859)
Other income (expense)	246	—	(39)	207
Total other income (expense)	986	(1,109)	(189,092)	(189,215)
Income (loss) from continuing operations before income taxes	59,446	73,620	(238,377)	(105,311)
Provision for (benefit from) income taxes	2,502	2,961	(163)	5,300
Net income (loss) from continuing operations	56,944	70,659	(238,214)	(110,611)
Less: Dividends on preferred shares	—	—	27,164	27,164
Net income (loss) attributable to shareholders from continuing operations	$ 56,944	$ 70,659	$ (265,378)	$ (137,775)

Summary information with respect to our geographic sources of revenue, based on location of customer and lessee, is as follows:

(Dollars in tables in thousands, unless otherwise noted)

	Year Ended December 31, 2022			
	Aviation Leasing	Aerospace Products	Corporate and Other	Total
Revenues				
Africa	$ 250	$ 1,615	$ —	$ 1,865
Asia	84,953	12,731	26,948	124,632
Europe	130,128	37,495	—	167,623
North America	245,549	126,597	—	372,146
South America	42,068	77	—	42,145
Total revenues (1)	$ 502,948	$ 178,515	$ 26,948	$ 708,411

____

(1) The United States, included in North America, represents 44% of total revenues based on the location of our lessees. No other country represents more than 10% of total revenues.

IV. Location of long-lived assets

The following tables sets forth summarized geographic location of property, plant and equipment and leasing equipment, net:

	December 31, 2024	December 31, 2023
Property, plant and equipment and leasing equipment, net		
Africa	**$ 37,369**	$ 18,380
Asia	**596,547**	478,120
Europe	**1,038,176**	934,817
North America	**592,675**	416,811
South America	**216,414**	229,460
Total property, plant and equipment and leasing equipment, net	**$ 2,481,181**	$ 2,077,588

____

(1) The United States, included in North America, and Italy, included in Europe, represent 17% and 12% of property, plant and equipment and leasing equipment, net as of December 31, 2024 and 2023, respectively. No other country represents more than 10% of property, plant and equipment and leasing equipment, net.

15. EARNINGS PER SHARE AND EQUITY

Basic earnings per ordinary share ("EPS") is calculated by dividing net income (loss) attributable to shareholders by the weighted average number of ordinary shares outstanding, plus any participating securities. Diluted EPS is calculated by dividing net income attributable to shareholders by the weighted average number of ordinary shares outstanding, plus any participating securities and potentially dilutive securities. Potentially dilutive securities are calculated using the treasury stock method.

The calculation of basic and diluted EPS is presented below.

	Year Ended December 31,		
(in thousands, except share and per share data)	**2024**	**2023**	**2022**
Net income (loss) from continuing operations	$ 8,682	$ 243,817	$ (110,611)
Net loss from discontinued operations, net of income taxes	—	—	(101,416)
Net income (loss)	8,682	243,817	(212,027)
Less: Net loss attributable to non-controlling interests in consolidated subsidiaries:			
Continuing operations	—	—	—
Discontinued operations	—	—	(18,817)
Less: Dividends on preferred shares	32,763	31,795	27,164
Less: Loss on redemption of preferred shares	7,998	—	—
Net (loss) income attributable to shareholders	$ (32,079)	$ 212,022	$ (220,374)
Weighted Average Ordinary Shares Outstanding - Basic	101,538,835	99,908,214	99,421,008
Weighted Average Ordinary Shares Outstanding - Diluted	101,538,835	100,425,777	99,421,008
(Loss) earnings per share:			
Basic			
Continuing operations	$ (0.32)	$ 2.12	$ (1.39)
Discontinued operations	$ —	$ —	$ (0.83)
Diluted			
Continuing operations	$ (0.32)	$ 2.11	$ (1.39)
Discontinued operations	$ —	$ —	$ (0.83)

The calculation of Diluted EPS excludes 0, 0 and 582,200 shares for the years ended December 31, 2024, 2023 and 2022, respectively, because the impact would be anti-dilutive.

Ordinary shares issued to certain directors as compensation were 6,148, 26,287 and 19,811 for the years ended December 31, 2024, 2023 and 2022, respectively.

Ordinary Shares

In May 2024, in connection with the Internalization and termination of the Management Agreement, the Company issued 1,866,949 ordinary shares, par value $0.01 per share, at a price of $80.34 per share, to its Former Manager.

Preferred Shares

In March 2023, in a public offering, we issued 2,600,000 shares of 9.50% Fixed-Rate Reset Series D Cumulative Perpetual Redeemable Preferred Shares ("Series D Preferred Shares"), par value $0.01 per share, with a liquidation preference of $25.00 per share for net proceeds before expenses of $63.0 million.

In October 2024, the Company redeemed in full the outstanding 4,180,000 8.25% Fixed-to-Floating Rate Series A Cumulative Perpetual Redeemable Preferred Shares at a redemption price equal to $25.00 per share in cash, plus $1.6 million of accumulated and unpaid distributions thereon to, but not including, the redemption date of October 29, 2024.

(Dollars in tables in thousands, unless otherwise noted)

16. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company and its subsidiaries may be involved in various claims, legal proceedings, or may enter into contracts that contain a variety of representations and warranties and which provide general indemnifications. Within our offshore energy business, a lessee did not fulfill its obligation under its charter arrangement, therefore we are pursuing rights afforded to us under the charter and the range of potential losses against the obligation is $0.0 million to $3.3 million. Our maximum exposure under other arrangements is unknown as no additional claims have been made. We believe the risk of loss in connection with such arrangements is remote.

Internalization—During the second quarter of 2024, the Company entered into the Internalization Agreement with the Former Manager and Master GP. Pursuant to the Internalization Agreement, the Management Agreement was terminated effective May 28, 2024, except that certain indemnification and other obligations survive, and the Company was no longer required to pay management fees or incentive distributions with respect to any period thereafter. As a result of the Internalization, the Company ceased to be externally managed and operates as an internally managed company. In connection with the termination of the Management Agreement, the Company (i) agreed to pay the Former Manager (for itself and on behalf of the Master GP, as applicable) the Cash Consideration, the compensation accrued and payable, but not yet paid, under the Management Agreement and the expenses that were reimbursable, but not yet reimbursed, under the Management Agreement; (ii) issued to the Former Manager (for itself and on behalf of the Master GP, as applicable) the Share Consideration; and (iii) purchased from Master GP all of its partnership interests in FTAI Aviation Holdco Ltd., a subsidiary of the Company, in exchange for $30 thousand.

17. RESTRUCTURING CHARGES

In connection with the Internalization and termination of the Management Agreement, the Company agreed to pay a total of $300.0 million to its Former Manager (for itself and on behalf of the Master GP, as applicable). At closing, the Company issued 1,866,949 ordinary shares valued at $150.0 million. The remaining balance was paid in cash on June 17, 2024. The restructuring charge paid in connection with the Internalization and termination of the Management Agreement is reflected in Internalization Fee to Affiliate expense in the Consolidated Statements of Operations for the year ended December 31, 2024. See Note 13 for additional discussion. There were no restructuring charges recorded for the years ended December 31, 2023 and 2022.

18. SUBSEQUENT EVENTS

Strategic Capital Initiative

On December 30, 2024, the Company announced the launch of Strategic Capital Initiative, a new investment focused on acquiring 737NG and A320ceo aircraft, allowing the Company to maintain an asset-light business model while the partnerships actively acquire on-lease narrowbody aircraft. The initial capital call for this fund was made on December 31, 2024. As of December 31, 2024, no funds have been transferred under this capital call.

Series B Shares

On January 17, 2025, the Company issued the notice to redeem in full the outstanding 4,940,000 8.00% Fixed-to-Floating Rate Series B Cumulative Perpetual Redeemable Preferred Shares at a redemption price equal to $25.00 per share in cash, plus $2.4 million of accumulated and unpaid distributions thereon to, but not including, the redemption date of February 16, 2025.

Dividends

On February 26, 2025, our Board of Directors declared a cash dividend on our ordinary shares and eligible participating securities of $0.30 per share for the quarter ended December 31, 2024, payable on March 24, 2025 to the holders of record on March 14, 2025.

Additionally, on February 26, 2025, our Board of Directors declared cash dividends on the Series C Preferred Shares and Series D Preferred Shares of $0.52 and $0.59 per share, respectively, for the quarter ended December 31, 2024, payable on March 17, 2025 to the holders of record on March 10, 2025.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of and for the period covered by this report.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and our dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition and use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On September 9, 2024, we completed the acquisition of Lockheed Martin Commercial Engine Solutions. Our management is in the process of reviewing the operations of LMCES and integrating its controls into our internal control structure. In accordance with SEC guidance permitting a company to exclude an acquired business from management's assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, we have excluded LMCES from our assessment of the effectiveness of internal control over financial reporting as of December 31, 2024. LMCES represented 5.3% of our total assets and less than 1.2% of our total revenues as of and for the year ended December 31, 2024. See Note 4 to the consolidated financial statements for additional information about the acquisition of LMCES.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on management's assessment using this framework, management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.

Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

<p style="text-align: center;">**Report of Independent Registered Public Accounting Firm**</p>

To the Shareholders and the Board of Directors of FTAI Aviation Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited FTAI Aviation Ltd.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, FTAI Aviation Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Lockheed Martin Commercial Engine Solutions, which is included in the 2024 consolidated financial statements of the Company and constituted 5.3% of total assets as of December 31, 2024 and 1.2% of total revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Lockheed Martin Commercial Engine Solutions.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 3, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York

March 3, 2025

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III—OTHER INFORMATION

Item 10. Directors, Executive Officers and Corporate Governance

Any information required by this Item 10 is incorporated by reference to our definitive proxy statement for the 2025 annual meeting of shareholders to be filed with the SEC pursuant to Regulation 14A within 120 days after the fiscal year ended December 31, 2024 (our "Definitive Proxy Statement") under the headings "Proposal No. 1 Election of Directors", "Executive Officers" and if applicable, "Delinquent Section 16(a) Reports."

We maintain a Public Company Insider Trading Compliance Policy that applies to members of our Board of Directors, our officers and all other employees, which we believe is reasonably designed to promote compliance with applicable insider trading laws,rules and regulations and listing standards. Our Public Company Insider Trading Compliance Policy is filed as Exhibit 19.1 to this Annual Report.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to our Definitive Proxy Statement under the headings "Executive and Manager Compensation" and "Compensation Committee Report."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table summarizes the total number of outstanding securities in the Incentive Plan and the number of securities remaining for future issuance, as well as the weighted average strike price of all outstanding securities as of December 31, 2024.

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans [1]
Equity compensation plans approved by security holders	112,343	$ 52.70	28,254,370
Equity compensation plans not approved by security holders	—	—	—
Total	**112,343**		**28,254,370**

[1] Excludes 15,000 stock options and 189,492 ordinary shares issued to directors as compensation.

The additional information required by this Item 12 is incorporated by reference to our Definitive Proxy Statement under the heading "Security Ownership of Management and Certain Beneficial Owners." See also "Nonqualified Stock Option and Incentive Award Plan" in Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities" which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference to our Definitive Proxy Statement under the headings "Proposal No. 1 Election of Directors—Determination of Director Independence" and "Certain Relationships and Related Transactions."

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference to our Definitive Proxy Statement under the heading "Proposal No. 2 Approval of Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm—Principal Accountant Fees and Services."

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized:

FTAI AVIATION LTD.

By:	/s/ Joseph P. Adams, Jr.	Date:	March 3, 2025
	Joseph P. Adams, Jr.		
	Chairman and Chief Executive Officer		

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By:	/s/ Joseph P. Adams, Jr.	Date:	March 3, 2025
	Joseph P. Adams, Jr.		
	Chairman and Chief Executive Officer		
By:	/s/ Eun (Angela) Nam	Date:	March 3, 2025
	Eun (Angela) Nam		
	Chief Financial Officer and Chief Accounting Officer		
By:	/s/ Paul R. Goodwin	Date:	March 3, 2025
	Paul R. Goodwin		
	Director		
By:	/s/ Judith A. Hannaway	Date:	March 3, 2025
	Judith A. Hannaway		
	Director		
By:	/s/ A. Andrew Levison	Date:	March 3, 2025
	A. Andrew Levison		
	Director		
By:	/s/ Ray M. Robinson	Date:	March 3, 2025
	Ray M. Robinson		
	Director		
By:	/s/ Martin Tuchman	Date:	March 3, 2025
	Martin Tuchman		
	Director		

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